PROSPECTUS SUPPLEMENT (To Prospectus Dated April 12, 2011)	Filed Pursuant to Rule 424(b)(5) Registration Statement No. 333-173450

U.S.$1,000,000,000

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

5.000 percent Notes due 2022

The U.S.$1,000,000,000 5.000 percent Notes due 2022, or the Notes, will be consolidated and form a single series with the Republic of Poland’s outstanding U.S.$2,000,000,000 principal amount of 5.000 percent Notes due 2022 issued on November 3, 2011, or the existing Notes. The Notes will be fully fungible with the existing Notes and the aggregate principal amount of the Notes, together with the existing Notes, will be U.S.$3,000,000,000.

The Notes will bear interest at the rate of 5.000 percent per year. Interest on the Notes is payable on March 23 and September 23 of each year, beginning on March 23, 2012. The Notes will mature on March 23, 2022. The Notes are not redeemable prior to maturity. Interest on the Notes will accrue from November 3, 2011, the date on which the existing Notes were issued.

The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

The Notes, including the existing Notes, contain provisions regarding future modifications to their terms that differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5 1/4 percent Notes due 2014 issued in October 2003, the 5 percent Notes due 2015 issued in September 2005, the 6 3/8 percent Notes due 2019 issued in July 2009, the 3 7/8 percent Notes due 2015 issued in July 2010 and the 5 1/8 percent Notes due 2021 issued in April 2011. These provisions are described on pages 54 to 56 of the accompanying Prospectus. Under these provisions, the Republic of Poland may amend payment and other key provisions of the Notes, including the principal amount and interest rate, with the approval of less than all the holders of the Notes.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. In this prospectus supplement, references to “regulated market” shall mean a regulated market for the purposes of European Parliament and Council Directive 2004/39/EC.

	Per Note	Total
Public Offering(1)	100.781 percent	U.S.$	1,007,810,000
Underwriting Discount	0.130 percent	U.S.$	1,300,000
Proceeds to the State Treasury(1)	100.651 percent	U.S.$	1,006,510,000

(1)	Plus accrued interest totaling U.S.$12,361,111.11, or U.S.$12,361.11 per U.S.$1,000 principal amount of the Notes from November 3, 2011 (the date on which the existing Notes were issued) to, but not including, February 2, 2012 (the date on which the underwriters expect to deliver the Notes).

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about February 2, 2012, through the book-entry facilities of The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

CITIGROUP	DEUTSCHE BANK SECURITIES	HSBC

January 26, 2012

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying Prospectus or any free writing prospectus that we provide to you. The State Treasury has not authorized anyone to provide you with different information. The State Treasury is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the document.

The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document and the Prospectus.

The distribution of this prospectus supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. In particular, offers and sales of the Notes are subject to certain restrictions, details of which are set out in “Offering Restrictions” on page S-23.

The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining this listing.

This prospectus supplement and the accompanying Prospectus will be available free of charge at the principal office of Dexia Banque Internationale à Luxembourg, société anonyme, the listing agent.

The State Treasury accepts responsibility for the information contained in this prospectus supplement and in the accompanying Prospectus. To the knowledge and belief of the State Treasury (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and in the accompanying Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

SUMMARY OF THE OFFERING

Issuer

The State Treasury of the Republic of Poland, represented by the Minister of Finance.

Securities Offered

U.S.$1,000,000,000 principal amount of 5.000 percent notes due 2022 (the “Notes”).

Maturity Date

March 23, 2022.

Redemption Basis

At par on maturity.

Ranking

The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

Interest Rate

The Notes will bear interest at the rate of 5.000 percent per annum.

Interest Payment Dates

March 23 and September 23 of each year commencing March 23, 2012 for the period commencing from and including November 3, 2011, as described herein.

Single Series

The Notes as from their issue date will be fully fungible and consolidated to form a single series with the existing U.S.$2,000,000,000 5.000 percent Notes due 2022.

Markets

The Notes are offered for sale in those jurisdictions both within and outside of the United States where it is legal to make such offers. See “Offering Restrictions”.

Further Issues

The State Treasury reserves the right from time to time without the consent of the holders of the Notes to issue further securities having identical terms and conditions (except for the issue date and public offering price), so that such securities may be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.

Listing

Application has been made to list the Notes on the regulated market of the Luxembourg Stock Exchange.

Form and Settlement

The Notes will be issued in the form of one or more global notes, or the Global Notes, in fully registered form, without coupons, which will be deposited on or about February 2, 2012, the Closing Date, with Citibank, N.A., London as custodian for, and registered in the name of Cede & Co., as nominee of, The Depository Trust Company, or DTC. Except as described in this prospectus supplement, beneficial interests in the Global Notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes either through DTC in the United States or outside of the United States through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Except as described in this prospectus supplement, owners of beneficial interests in the Global Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered holders of the Notes under the Notes or the fiscal agency agreement governing the Notes. See “Description of the Securities—Form and Settlement” in the Prospectus. It is expected that delivery of the Notes will be made, against payment therefor in same-day funds, on or about February 2, 2012.

Withholding Tax

Principal of and interest on the Notes are payable by the State Treasury without withholding or deduction for withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to a European Union Directive on the taxation of savings, to the extent set forth in this prospectus supplement and in the attached Prospectus under the heading “Description of the Securities—Payment of Additional Amounts”.

Governing Law

The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.

Collective Action Clauses

The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully on pages 54 to 56 of the accompanying Prospectus. Under these provisions, the State Treasury may amend certain key terms of the Notes, including the maturity date, principal amount, interest rate and other payment terms, with the consent of the holders of at least 75 percent of the aggregate principal amount of the outstanding Notes, together with the existing Notes. These provisions differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5 1/4 percent Notes due 2014 issued in October 2003, the 5 percent Notes due 2015 issued in September 2005, the 6 3/8 percent Notes due 2019 issued in July 2009, the 3 7/8 percent Notes due 2015 issued in July 2010 and the 5 1/8 percent Notes due 2021 issued in April 2011.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used to finance the Republic of Poland’s State budget borrowing requirements or for general financing purposes. The State Treasury estimates the net proceeds will be approximately U.S.$1,018,671,111.

RECENT DEVELOPMENTS

Eurozone Crisis

In 2011, Poland’s economy remained relatively stable despite the recent Eurozone turmoil. Poland’s GDP increased by 4.5% in the first quarter of 2011, 4.3% in the second quarter of 2011 and 4.2% in the third quarter of 2011, in each case compared to the corresponding period in 2010. However, as the impact of the developments in the Eurozone might become more tangible in 2012, the government has revised its official macroeconomic forecasts and its budget for 2012. The government has revised its forecasts for GDP growth in 2012 to 2.5%, down from the 4.0% growth in GDP the government had forecast in September 2011. Under applicable Polish law, the budget for 2012 has been approved by the Polish parliament on January 27, 2012.

As international investors’ reactions to the events occurring in one country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Poland could be adversely affected by negative economic or financial developments in other countries. Furthermore, general economic volatility on a global scale could trigger depreciation in the zloty. In 2011, similar developments that adversely affected the zloty were countered (on four separate occasions) by the intervention of the National Bank of Poland, or NBP, which aimed to stabilize the exchange rate.

As the EU sovereign debt crisis has spread beyond smaller Eurozone countries to larger economies such as Italy, growth in the countries comprising the Eurozone has significantly decreased, including in Germany, Poland’s largest export partner. In addition, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong trade economic and political ties between Poland and the rest of its EU trading partners, any material deterioration in the economy of an EU member state or any material deterioration in market conditions due to the uncertainties arising from problems in the EU, could have negative effects on Poland’s economy or assets. Aside from the direct impact of lower exports, another potential contagion channel is the de-leveraging of the European banking sector. However, Polish banks have managed to maintain good liquidity levels, equity coverage and a low rate of non-performing loans. Even though the parent companies of some Polish banks include foreign banks based in the countries that have been more severely affected by the recent financial crisis, currently there is no indication of liquidity constraints affecting Polish banks. In addition, it is expected that the Polish banks’ record high earnings for 2011 will be mostly retained in 2012, which is expected to further improve such banks’ liquidity and capital adequacy ratios.

Revised budget for 2012

On November 18, 2011, the Prime Minister presented structural reforms with long-term stability effects, as well as a number of additional medium-term consolidation measures to be implemented as of this year, targeting to eliminate Poland’s excessive deficit in 2012. These measures are expected to ensure elimination of the excessive deficit in 2012 and further convergence towards the budgetary medium-term objective level (deficit equal to 1% of GDP) in coming years.

The key measures announced by the Primer Minister include:

•	the increase in the disability insurance contribution paid by employers by 2 percentage points to 6.5% with effect from February 2012;

•	the introduction of a royalty charge on copper and silver extraction starting from March 2012;

•

the phasing out of certain tax expenditure: the abolition of tax relief for internet expenditure, a cap on the maximum tax deductible expenses for copyright, changes in child tax credit and the abolition of child credit (a 50% increase for the third and subsequent child and its simultaneous abolition for wealthier families with one child), with effect from 2013 and 2014;

•

the structural reform of the social security system: the increase and unification of the retirement age for men and women at 67 years (from present levels of 65 and 60 years, respectively) starting from 2013; changes in the uniform services pension system and the revision of the entitlements to early pensions by other professional groups (including miners); and

•	the reform of the health care insurance system for farmers.

The government believes that the long-term stability of public finances in Poland will be enhanced not only by the structural reforms of the social security system but also by a new fiscal regime. A draft law defining the new fiscal rules will be prepared and is expected to be introduced by 2013, as recommended by the EU Council in its opinion on the Polish Convergence program of April 2011. The fiscal rules will target stabilizing the general government balance at the objective target (deficit equal to 1% of GDP) over the medium-term by limiting expenditure growth. It will also ensure compliance with the EU Council Directive of November 8, 2011 on requirements for budgetary frameworks of the EU Member States.

Depreciation of the Polish Zloty

Between March 30 and September 30, 2011, the zloty depreciated by 9.9 percent against the euro. This depreciation was mainly due to a general growth in global risk aversion and a decrease in capital inflows towards emerging markets. Between September 30 and December 31, 2011, the zloty slightly depreciated by approximately 1.07%. The NBP intervened by selling a certain amount of foreign exchange on the market on September 23, September 30, October 3, and at the end of December 2011. The interventions were in line with the MPC’s Monetary Policy Guidelines for 2011, which state that “the floating exchange rate regime does not rule out foreign exchange interventions should they turn out necessary to ensure domestic macroeconomic and financial stability, which is conducive to meeting the inflation target in the medium term.” While the depreciation increases the debt service costs of borrowers of foreign exchange loans, the NBP estimates that the effect on household consumption would be limited. At the same time, the ability for borrowers to repay their loans is quite resilient to exchange rate moves. The NBP estimates show that exchange rate developments have a lower impact on credit risk materialization (e.g. quality of mortgage portfolios) than developments in the labor market.

Balance of Payments

At the request of the Polish authorities, a mission from the Statistics Department of the International Monetary Fund (IMF) visited Poland in June 2011 to provide technical assistance in improving the country’s balance of payments statistics. The principal objective of the staff mission was to review work that the NBP and Central Statistical Office recently completed that resulted in the revisions in the external sector accounts that were released on June 29, 2011. The mission also advised the NBP on areas of potential future investigations to improve the quality of its external sector statistics. The mission welcomed the in-depth research undertaken by the authorities into the reasons behind a high and increasing level of errors and omissions in the Polish balance of payments accounts in recent years. It concluded that the revisions to the Polish data that were published on June 29, 2011 are based on appropriate compilation techniques.

The following table sets out Poland’s balance of payments and related statistics for the years indicated, and hereby amends and supersedes the table on page 23 of the accompanying Prospectus:

	2007	2008	2009	2010	January 1 – September 30, 2011
	(U.S.$ millions)
Current account	(26,501)	(34,957)	(17,155)	(21,873)	(15,786)

Balance on Goods	(19,066)	(30,659)	(7,617)	(11,810)	(10,896)
Goods: exports f.o.b.	145,337	178,427	142,085	165,709	145,650
Goods: imports f.o.b.	164,403	209,086	149,702	177,519	156,546

Balance on Services	4,758	5,006	4,795	3,098	4,959
Services: Credit	28,914	35,549	28,986	32,718	27,752
Services: Debit	24,156	30,543	24,191	29,620	22,793

Balance on Income	(16,387)	(12,882)	(16,551)	(16,923)	(15,183)
Income: Credit	10,140	11,126	6,625	7,275	6,484
Income: Debit	26,527	24,008	23,176	24,198	21,667

Balance on Current Transfers	4,194	3,578	2,218	3,762	5,334
Current transfers: Credit	10,397	11,172	10,349	9,936	10,144
Current transfers: Debit	6,203	7,594	8,131	6,174	4,810

Capital Account	4,771	6,115	7,040	8,620	6,309

Capital account: Credit	5,410	7,089	7,438	9,216	6,836
Capital account: Debit	639	974	398	596	527

Financial Account	38,067	39,039	34,902	37,813	23,016

Direct investment abroad	(5,664)	(4,613)	(4,562)	(5,530)	(5,320)
Direct investment in Poland	23,651	14,978	13,022	9,104	11,628

Portfolio investment assets	(6,340)	2,358	(1,448)	(1,094)	(45)
Equity securities	(5,882)	1,457	(1,862)	(1,013)	487
Debt securities	(458)	901	414	(81)	(532)

Portfolio investment liabilities	113	(4,723)	16,202	26,649	14,940
Equity securities	(470)	564	1,579	7,875	2,607
Debt securities	583	(5,287)	14,623	18,774	12,333

Other investment assets	(1,771)	5,217	5,275	(4,114)	(3,025)
Monetary authorities	(225)	(699)	(1,023)	28	1
Central and local government	(323)	(116)	(174)	(244)	(116)
MFI (excluding Central Bank)	2,677	7,236	7,232	(1,865)	(1,426)
Other sectors	(3,900)	(1,204)	(760)	(2,033)	(1,484)

Other investment liabilities	30,124	26,815	8,105	13,246	5,442
Monetary authorities	7,253	(6,178)	2,898	1,709	(500)
Central and local government	(1,429)	(1,529)	2,751	2,685	2,052
MFI (excluding Central Bank)	14,555	23,602	(471)	5,588	1,106
Other sectors	9,745	10,920	2,927	3,264	2,784

Financial derivatives	(2,046)	(993)	(1,692)	(448)	(604)

Net errors and omissions	(3,300)	(12,161)	(10,045)	(9,426)	(7,772)

Overall Balance	13,037	(1,964)	14,742	15,134	5,767

Official Reserve Assets	(13,037)	1,964	(14,742)	(15,134)	(5,767)

(1)	Preliminary data.

Source: NBP

Current Government and Politics

The most recent Parliamentary elections were held on October 9, 2011. Following these elections the Civic Platform (PO) party received 39.18 percent of the vote, the Law and Justice (PiS) party received 29.89 percent of the vote, the Palikot Movement party received 10.02 percent of the vote, the Polish People’s Party (PSL) received 8.36 percent of the vote and the Democratic Left Alliance (SLD) party received 8.24 percent of the vote. In November 2011, the new government was formed, led by re-elected Prime Minister Donald Tusk and supported by the same coalition of parties that supported Mr. Tusk’s previous government prior to the general elections.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by caucus) as of January 10, 2012:

Seats
Sejm
Civic Platform (PO)	207
Law and Justice (PiS)	136
Palikot Movement	41
Polish People’s Party (PSL)	28
Democratic Left Alliance (SLD)	26
Solidarna Polska	20
Unaffiliated	2

Total	460

Seats
Senate
Civic Platform (PO)	63
Law and Justice (PiS)	29
Polish People’s Party (PSL)	2
Solidarna Polska	2
Unaffiliated	4

Total	100

Public Debt

The following table sets out Poland’s total public sector debt for the years indicated, and hereby amends and supersedes the table on page 45 of the accompanying Prospectus:

	As at December 31,				September 30, 2011(1)
	2007	2008	2009	2010
	(PLN millions)
Public finance sector debt	527,442	597,796	669,876	747,899	798,816
Central government sector debt	500,214	566,915	623,592	692,360	739,461
of which
State Treasury debt	498,963	565,461	622,390	691,210	738,270
Local government sector debt	24,483	28,106	39,325	53,519	57,878
Social Security sector debt	2,745	2,775	6,960	2,019	1,477

(1)	Preliminary data.

Source: Ministry of Finance

Foreign Direct Investment

FDI comprises the inflow of capital for the purchase of shares in direct investment enterprises, reinvested earnings and a balance of other capital transfers (mainly inter-company loans).

The information provided in the table below regarding inflow of FDI to Poland is based on data reported by companies and by banks. In 2010, the value of FDI inflow to Poland amounted to USD 9,104 million, a decrease of USD 3,918 million or 30.1 percent when compared with USD 13,022 million in 2009.

The following table sets out the inflow of FDI to Poland in the years 2007 to 2010, and hereby amends and supersedes the table on page 24 of the accompanying Prospectus:

	Components of FDI inflow
Year	Shares/equity capital	Reinvested earnings	Other capital transfers	Total
	(USD million)
2007	7,728	9,340	6,583	23,651
2008	9,873	(1,116)	6,221	14,978
2009	5,282	5,011	2,729	13,022
2010	3,136	5,851	117	9,104
2011*	3,550	2,898	5,180	11,628

* From January to September 2011

Source: NBP

In 2010, reinvested earnings in direct investment enterprises were the main component of FDI and amounted to USD 5,851 million, equal to 64.3 per cent of total FDI. Capital for the purchase of shares amounted to USD 3,136 million, equal to 34.4 per cent of total FDI, a decrease of 40.6 per cent from USD 5,282 million in 2009. In 2009, capital for the purchase of shares in direct investment enterprises was the main component of FDI, equal to 40.6 per cent of total FDI. Other capital (mainly inter-company loans), as a component of FDI inflow, decreased from USD 2,729 million in 2009 to USD 117 million in 2010 (a 95.7 per cent decrease).

In 2010, 85.3 per cent of FDI inflow was from European Union countries, mainly Luxembourg, Germany, Italy, Cyprus and the United Kingdom. The most significant investment from outside the European Union were made by residents of Switzerland, Ukraine and the Russian Federation.

Convergence Program

On April 26, 2011, Poland published its Convergence Program update for 2011. The Convergence Program update contains information on measures taken by the Government in order to implement the EU Council recommendations for eliminating Poland’s excessive budgetary deficit. The objective is to reduce the general Government excessive deficit in 2012 and to ensure long-term sustainability of public finances. Certain restrictions with regard to the deficit have already been introduced by the amendments to the Public Finance Act made in December 2010. After reduction of the excessive deficit, the Government will continue to work towards the medium-term budgetary objective of a structural deficit of 1 percent of GDP. See “The Republic of Poland—European Union Membership” and “Public Debt—Debt Management” in the Prospectus.

The State Budget

Corporate Income Tax

In order to increase the competitiveness of the Polish economy, the CIT rate has been gradually reduced from 40.0 percent at the end of 1996 to the current rate of 19.0 percent.

For the purposes of the equal treatment of entities located in Poland and in other EU member states, provisions regarding the taxation of dividends were changed with effect from January 1, 2007. Currently dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. Nevertheless, income from dividends is exempted from taxation if dividends are paid by a Polish company to entities with their seat in Poland, another EU member state, an EEA member state or to Switzerland and provided certain other specific requirements are fulfilled.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a reduced rate or an exemption based on the local laws applies, or a relevant double taxation treaty provides otherwise. From July 1, 2013, interest and royalties will be exempted from income tax, provided that the amounts are received by a company located in an EU member state (other than Poland) or Switzerland. Certain other requirements must be satisfied as well, particularly that interest and royalties are paid by a Polish company or a foreign permanent establishment located in Poland and the beneficial owner is a company subject to income tax in another EU member state or Switzerland. However, during the transitional period from July 1, 2009 until June 30, 2013 the rate of income tax on interest and royalties is fixed at 5.0 percent. From January 1, 2011 all EEA member states (other than Poland) are covered by these preferential provisions.

Personal Income Tax

In 2010, PIT was levied on personal income at progressive tax rates starting at 18.0 percent on the initial PLN 85,528 earned and increasing to 32.0 percent on earnings above that threshold. Taxpayers who operated a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent. In a limited number of cases those taxpayers can choose to pay income tax on a lump-sum basis. Income from selling securities and other financial instruments is subject to an income tax rate of 19.0 percent, which is specified in a tax return and sent at the end of the tax year.

Excise Tax

Excise duties law is based on the Council Directive 2008/118/EC of 16 December 2008 concerning the general arrangements for excise duty and repealing Directive 92/12/EEC on other relevant EU directives. Currently, products subject to excise tax include energy products, electricity, alcohol and alcoholic beverages manufactured tobacco and tobacco products. Also cars are subject to excise tax in Poland even though these products are not subject to harmonisation i.e. are not considered excise goods under the EU law. The relevant excise tax rates vary depending on the particular category of products subject to excise tax. Also certain exemptions from excise duties are introduced that mainly implement exemptions introduced in the relevant EU directives.

In 2011, higher excise duty rates on cigarettes, cigars and fine cut tobacco as well as changes in reliefs for biofuels were introduced. Additionally, from January 2012 coal and coke for heating purposes, which were originally exempted from excise duty due to transitional periods granted by the European Union which ended on January 1, 2012, are subject to tax. However, a number of exemptions for coal products are provided.

As for the 10-month period ended October 30, 2011, Poland’s revenue from excise duty amounted to PLN 47,806 million.

DESCRIPTION OF THE NOTES

The Notes will be issued under the Fiscal Agency Agreement, as amended and restated, known as the Agency Agreement, to be dated as of February 2, 2012, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Dexia Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on April 13, 2011.

The following description briefly summarizes some of the provisions of the Notes and the Agency Agreement. You should not assume this summary is complete. You should read the Registration Statement, including the exhibits, and in particular “Description of the Securities” in the attached Prospectus.

General

The Notes:

•	Mature on March 23, 2022.

•	Bear interest at a rate of 5.000 percent per annum.

•	Are to be issued pursuant to the Agency Agreement.

•	Will be issued without coupons in lawful money of the United States of America in denominations of U.S.$1,000 and integral multiples thereof.

•

Will rank at least equally in right of payment with all other unsecured and unsubordinated payment obligations of the Republic of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law. The Republic of Poland will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

•	Will not be redeemable prior to maturity at the option of the State Treasury or of the registered holders thereof.

•	Will not be subject to any sinking fund provided by the State Treasury for the amortization of the Notes.

•	Will be fully fungible and consolidated to form a single series with the existing Notes.

At maturity, you will receive 100 percent of the principal amount of your Notes, plus accrued and unpaid interest to the maturity date. The State Treasury may, without the consent of the holders of the Notes, issue additional notes having the same rank and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, may constitute a single series of Notes under the Agency Agreement.

Interest:

•

Will be payable on the dates set forth on the cover of this prospectus supplement in lawful money of the United States of America to the registered holders of the Notes at the close of business on March 1 and September 1, as the case may be, prior to the payment date, each a Record Date.

•	Will be calculated on the basis of a 360-day year of twelve 30-day months.

•	Will accrue from November 3, 2011, the date on which the existing Notes were issued.

•	Payments will begin on March 23, 2012.

Fiscal Agent

The Agency Agreement governs the duties of the Agents. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.

Citibank N.A., London, is the Fiscal Agent of the Notes under the Agency Agreement.

The Fiscal Agent is an agent of the State Treasury, is not a trustee for the holders of the Notes and does not have the responsibility or duty to act for the holders of the Notes as would a trustee.

Form and Registration

The Notes will be issued in the form of one or more fully registered global notes, or the Global Notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the Depositary or DTC, and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the Global Notes in the United States through the Depositary or in Europe through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, Luxembourg, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream, Luxembourg’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary.

The Clearing Systems

The Depositary advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or the Exchange Act. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Euroclear advises that the system it operates, the Euroclear System, was created in 1968 to hold securities for its participants, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, collectively, the Euroclear Terms and Conditions. The Euroclear Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by Euroclear.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream, Luxembourg or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within the Euroclear System and within Clearstream, Luxembourg and between Euroclear and Clearstream, Luxembourg in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream, Luxembourg and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream, Luxembourg and DTC.

Definitive Notes

Individual certificates in respect of the Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream, Luxembourg notifies the State Treasury that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act and in each case a successor clearing system is not appointed by the State Treasury within 90 days after receiving such notice from Euroclear, Clearstream, Luxembourg or DTC or on becoming aware that DTC is no longer so registered, the State Treasury will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery or such Global Notes for cancellation.

If such certificates are issued and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, the Luxembourg Agent will act as paying agent and transfer agent in Luxembourg and the holders of the Notes will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg Agent, 69 route d’Esch, L-2953 Luxembourg. For as long as the Notes are listed on the Luxembourg Stock Exchange and such stock exchange so requires, the State Treasury will publish any changes as to the identity or location of the Luxembourg Agent in a leading daily newspaper in Luxembourg, which is expected to be the d’Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Payments on the Global Notes

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Euroclear Participants or Clearstream Participants on the other, will be effected in the Depositary in accordance with the Depositary’s rules on behalf of Euroclear or Clearstream, Luxembourg, as applicable; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as applicable, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). Euroclear or Clearstream, Luxembourg, as applicable, will, if the transaction meets its settlement requirements, deliver instructions to effect final settlement on its behalf by delivering or receiving Notes in the Depositary and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the Depositary.

Because of time-zone differences, credits of Notes received in the Euroclear System or Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary’s settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depositary’s settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of the Depositary, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Notices

As long as any Notes are listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, all notices regarding the Notes shall be published in a leading newspaper of general circulation in Luxembourg, which is expected to be the d’Wort or on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.

Other Terms

For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Securities” in the accompanying Prospectus.

TAXATION

The following discussion summarizes certain Polish and U.S. federal income tax considerations that may be relevant to you if you invest in the Notes. This summary is based on laws, regulations, rulings and decisions now in effect, any of which may change. Any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding the Notes, including the relevance to your particular situation, as well as state, local or other tax laws.

Polish Tax Considerations

Non-Polish tax residents

Under Art. 21(1)(130) of the Personal Income Tax Act, dated July 26, 1991, interest on the Notes and income from the disposal of the Notes offered on foreign markets within the meaning of Polish public law (i.e., in markets other than Poland) received by individuals who are not tax residents in the Republic of Poland (i.e., who, in principle, do not have their center of affairs and do not stay longer than 183 days in Poland during a tax year) are exempt from personal income tax.

Under Art. 17(1)(50) of the Corporate Income Tax Act, dated February 15, 1992, interest on the Notes and income from the disposal of the Notes offered on foreign markets within the meaning of Polish public law (i.e., in markets other than Poland) received by entities which are not tax residents in the Republic of Poland (i.e., which, in principle, do not have their seat and which do not have their management office in Poland) are exempt from corporate income tax.

Therefore, if you are an individual or an entity that is not a tax resident in the Republic of Poland, there will be no income tax or withholding tax on principal and interest on the Notes or on any income obtained from a sale or exchange of the Notes.

Polish tax residents—individuals

Interest obtained from Notes and income from their sale or exchange generated by individuals who are Polish tax residents (i.e., who, generally, have their center of affairs or stay longer than 183 days during the tax year in the Republic of Poland) and entities with their tax residence in the Republic of Poland (i.e., which, in principle, have their seat or management office in the Republic of Poland) are taxed in the Republic of Poland.

Under Art. 30a(1) and 41(4) of the Personal Income Tax Act, dated July 26, 1991, interest obtained by individuals who are Polish tax residents from Notes is taxed at the 19 percent lump sum personal income tax rate, to be withheld and transferred to the tax office by the remitter (i.e. the entity that makes the payment).

If individuals hold Notes as a business asset, in principle, the income should be taxed in the same way as other business income. This will either be a tax at the 19 percent rate or the 18 to 32 percent progressive tax rate, depending upon the individual’s choice and the meeting of certain conditions.

Under Article 30b(1) of the Personal Income Tax Act, dated July 26, 1991, income generated by individuals being Polish tax residents from the sale or exchange of Notes is taxed at 19 percent; where the income is calculated as the difference between the sum of revenues earned from the disposal of the Notes for remuneration and the tax deductible costs. Under Article 21(1)(119) of the Personal Income Tax Act, dated July 26, 1991, interest received on Notes are exempt from personal income tax in the part that corresponds to the interest paid upon the acquisition of the Notes from the issuer. The taxpayer himself or herself is obliged to settle the tax, and no tax or tax advances are withheld by the entity that makes the payment.

Polish tax residents—legal persons

Under Art. 12 and 19(1) of the Corporate Income Tax Act, dated February 15, 1992, interest on Notes gained by legal persons who are Polish tax residents is included in the standard corporate income taxable base, subject to taxation at the 19 percent corporate income tax rate. Such legal person is obliged to settle the tax, and no tax or tax advances are withheld by the entity that makes the payment.

Under Article 14(1) of the Corporate Income Tax Act, dated February 15, 1992, the disposal of Notes by corporate income taxpayers is included in the standard corporate income taxable base, subject to tax at the 19 percent rate; where the income is calculated as the difference between the sum of revenues earned from the disposal of the Notes for remuneration and the tax deductible costs. The taxpayer is obliged to settle the tax, and no tax or tax advances are withheld by the entity that makes the payment.

Civil law transactions tax

Under Art. 9(7) of the Civil Law Activities Tax Act, dated September 9, 2000, a sale of treasury bonds and bills is exempt from civil law transactions tax; therefore, no Polish civil law transactions tax should apply to a sale of the Notes.

European Union Directive on the Taxation of Savings Income

The European Union has adopted a Directive (2003/48/EC) regarding the taxation of savings income. From July 1, 2005, Member States have been required to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual resident in another Member State except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise). A number of non-EU countries and territories (referred to in that Directive) have adopted equivalent measures from the same date.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) acquiring, holding and disposing of the Notes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed U.S. Treasury regulations (“Regulations”), and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax considerations described in this summary.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold the Notes through pass-through entities; (viii) holders that are not U.S. Holders (as defined below); (ix) investors that hold the Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (x) investors that have a functional currency other than the U.S. Dollar; and (xi) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary addresses only the U.S. federal income tax considerations for initial purchasers of the Notes at their original issuance and assumes that investors will hold the Notes as capital assets (generally, property held for investment). The State Treasury intends to treat the Notes issued under this prospectus supplement as debt.

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of Notes that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or any entity treated as a corporation organized in or under the laws of the United States or any State thereof, including the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust (1)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

Qualified Reopening

The Notes and the existing Notes should constitute the same issue of notes for U.S. federal income tax purposes. Accordingly, the Notes have the same issue date, issue price and adjusted issue price as the existing Notes for U.S. federal income tax purposes. The issue price of the existing Notes is 98.605%.

Payments of Interest

General

Interest on a Note, including the payment of any Additional Amounts before reduction for any Polish taxes withheld therefrom, will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s method of U.S. federal income tax accounting. Interest paid by the State Treasury on the Notes will generally constitute income from sources outside the United States. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”.

Pre-Issuance Accrued Interest

A portion of the purchase price of the Notes will be attributable to the amount of interest accrued prior to the date the Notes are issued (“pre-issuance accrued interest”). The Issuer intends to take the position that a portion of the first interest payment on the Notes equal to the pre-issuance accrued interest will be treated as a return of the pre-issuance accrued interest rather than as an amount payable on the Notes. Assuming this treatment is respected, the portion of the first interest payment on the Notes that is equal to the pre-issuance accrued interest will not be treated as taxable interest income and will reduce a U.S. Holder’s adjusted tax basis in the Note by a corresponding amount. If this treatment is not respected, the U.S. federal income tax treatment of the pre-issuance accrued interest is not entirely clear. U.S. Holders are urged to consult their own tax advisors regarding pre-issuance accrued interest.

Market Discount

The Notes may be treated as purchased at a market discount (a “market discount note”) if a Note’s stated principal amount exceeds the amount for which the U.S. Holder purchased the Note by at least 0.25 percent of the Note’s stated principal amount multiplied by the number of complete years to the Note’s maturity. If this excess is not sufficient to cause the Note to be a market discount note, then the excess constitutes “de minimis market discount” and the rules discussed below are not applicable. Upon disposition or maturity of a market discount note, any gain will be treated as ordinary income to the extent that the gain does not exceed the market discount which has not been previously included in gross income and which accrued on the Note while held by the U.S. Holder. In general terms, market discount is accrued on a ratable basis, or, at the U.S. Holder’s irrevocable election, on a constant yield basis. Alternatively, a U.S. Holder of a market discount note may elect to include market discount in income currently (on either a ratable or constant yield basis) over the life of the Note. This election shall apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Internal Revenue Service (“IRS”). A U.S. Holder of a market discount note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings incurred to purchase or carry a market discount note that is in excess of the interest on the Note includible in the U.S. Holder’s income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the market discount note was held by the U.S. Holder.

Bond Premium

If, immediately after purchasing a Note, a U.S. Holder’s tax basis in the Note (taking into account any reduction in basis equal to the pre-issuance accrued interest) exceeds the sum of all amounts payable on the Note after the purchase date (excluding payments of interest), the Note will be treated as having been acquired with “bond premium.” If you are a U.S. Holder, you generally may elect to amortize such bond premium over the remaining term of the Note on a constant yield method, in which case the amount required to be included in your income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note’s yield to maturity) to that year. If you elect to amortize such premium, you must reduce your tax basis in the Note by the amount of premium amortized during your holding period. Any election to amortize bond premium applies to all notes (other than notes the interest on which is excludible from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the outstanding Notes, create and issue additional debt securities with identical terms and ranking pari passu with the Notes in all respects. We may consolidate such additional debt securities with the outstanding Notes to form a single series. We may offer additional debt securities with “original issue discount” (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue may not be able to differentiate between debt securities sold as part of the further issue and previously issued Notes. If we were to issue additional debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID with respect to their debt securities. This may affect the price of outstanding Notes following a further issuance. We urge U.S. Holders to consult with their tax advisers with respect to the implications of any further decision by us to undertake a further issuance of debt securities with OID.

Sale or Other Disposition of Notes

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of a Note equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note will generally be its cost. Except to the extent attributable to accrued but unpaid interest (which will be taxable as such), gain or loss recognized on the sale or other disposition of a Note will be capital gain or loss and will generally be treated as from sources within the United States. In the case of a U.S. Holder that is an individual, estate or trust, the maximum marginal federal income tax rate applicable to capital gains is currently lower than the maximum marginal rate applicable to ordinary income if the Notes are held for more than one year. The deductibility of capital losses is subject to significant limitations.

Backup Withholding and Information Reporting

In general, payments of principal and interest on, and the proceeds of a sale, redemption or other disposition of, the Notes, payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable Regulations. Backup withholding will apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise fails to comply with the applicable backup withholding requirements. Certain U.S. Holders are not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability as long as the holder provides the required information to the IRS.

Foreign Asset Reporting

Recent legislation generally requires individuals who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 in taxable years beginning after March 18, 2010 to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. A note may be considered a “specified foreign financial asset.” U.S. holders required to report information relating to their ownership of the Notes must attach a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held the Notes. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

UNDERWRITING

Under the terms and subject to the conditions stated in the Underwriting Agreement dated the date of this prospectus supplement each Underwriter named below has severally agreed to purchase, and the State Treasury has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name in the table below at a discount from the price indicated on the cover page of this prospectus supplement.

Underwriter	Principal Amount
Citigroup Global Markets Inc. 388 Greenwich Street, New York, NY 10013, United States of America	U.S.$	333,333,000
Deutsche Bank Securities Inc. 60 Wall Street, New York, NY 10005, United States of America		333,333,000
HSBC Bank plc 8 Canada Square, London E14 5HQ, United Kingdom		333,334,000

Total	U.S.$	1,000,000,000

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

The Underwriters initially propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the Notes to dealers at that price less a concession not in excess of 0.080 percent of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a discount not in excess of 0.050 percent of the principal amount of the Notes to other dealers. After the initial offering of the Notes to the public, the public offering price and other selling terms may from time to time be varied by the Underwriters.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining the listing. The State Treasury has been advised by the Underwriters that they intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Notes are offered for sale in the United States and elsewhere where such offer and sale are permitted.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this prospectus supplement.

The State Treasury estimates that its share of the total expenses of the offering of the Notes, excluding underwriting discounts and commissions, will be approximately U.S.$200,000.

In connection with the offering, the Underwriters are permitted to engage in transactions to stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of the Prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither the State Treasury nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the State Treasury nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Certain of the Underwriters may not be U.S. registered broker-dealers and therefore, to the extent that they intend to effect any sales of the Notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities, and have in the past and may in the future engage in investment banking and commercial banking transactions with the Republic of Poland.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of the Republic of Poland. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The State Treasury has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.

OFFERING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the State Treasury or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the Underwriters has represented, warranted and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the State Treasury of the Republic of Poland; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each syndicate member acknowledges that the Notes may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may the prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes to be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

GENERAL INFORMATION

Listing and Clearance

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. Copies of this prospectus supplement, the accompanying Prospectus and the Agency Agreement, so long as any of the Notes are outstanding, will be made available free of charge at the main office of the listing agent. So long as the Notes remain in global form, the listing agent will act as intermediary between the Luxembourg Stock Exchange and the Republic of Poland and the holders of the Notes.

The Notes have been assigned Common Code No. 070165007 International Security Identification No. (ISIN) US857524AB80 and CUSIP No. 857524AB8.

Authorization

The terms of the Notes have been approved by the Minister of Finance of the Republic of Poland, acting on behalf of the State Treasury of the Republic of Poland, pursuant to the order of the Minister of Finance of December 15, 2010 and the letter of issue No. 5/2012 of the Minister of Finance to be dated January 31, 2012.

Paying Agent

Dexia Banque Internationale à Luxembourg, société anonyme has been appointed by the State Treasury as the Luxembourg Agent with respect to the Notes.

The Notes will be issued under the Fiscal Agency Agreement, as amended and restated, known as the Agency Agreement, to be dated as of February 2, 2012, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Dexia Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement, as amended by Amendment No. 1 to the Registration Statement, under Schedule B declared effective on April 13, 2011.

Documents

Copies of the following documents are available for inspection at the specified office of the Luxembourg Agent:

•	an English translation of the most recent Republic of Poland’s Budget Act; and

•	the Agency Agreement executed by the State Treasury, Citibank N.A., London and Dexia Banque Internationale à Luxembourg, société anonyme.

Litigation

Except as disclosed or incorporated by reference in this prospectus supplement or in the attached Prospectus, the State Treasury is not involved in any litigation or arbitration proceedings which are material in the context of the issue of the Notes nor so far as it is aware are any such proceedings pending or threatened.

Material Adverse Change

Except as disclosed or incorporated by reference in this prospectus supplement or in the attached Prospectus, there has been no adverse change in the financial condition of the Republic of Poland which is material in the context of the issue of the Notes.

Freely Transferable

In accordance with the Rules and Regulations of the Luxembourg Stock Exchange, no transaction, once effected on such stock exchange, may be canceled.

Where You Can Find More Information

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the Agency Agreement, the Underwriting Agreement and the Notes may be inspected at the registered office of the Luxembourg Agent.

All of these documents have been filed with the SEC and are available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The prospectus supplement and the accompanying Prospectus, including the documents containing the information incorporated by reference, if any, will also be published on the website of the Luxembourg Stock Exchange, http://www.bourse.lu. You may also obtain a copy of all such documents free of charge at the office of the Luxembourg Agent.

LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic of Poland by or on behalf of the Director of the Legal Department at the Ministry of Finance, Warsaw, Poland, by White & Case LLP, special United States counsel for the State Treasury, and by White & Case, W. Daniłowicz, W. Jurcewicz i Wspólnicy—Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore LLP, special United States counsel for the Underwriters. All statements with respect to matters of Polish law included in this prospectus supplement or the accompanying Prospectus have been passed upon by the Director of the Legal Department of the Ministry of Finance and are made upon his authority.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by, the Republic of Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Republic of Poland. All other information herein other than included under the captions “Underwriting” and “Offering Restrictions” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance, Ministry of Finance, Republic of Poland.

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

Debt Securities

The State Treasury of the Republic of Poland may offer up to U.S.$5,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

April 12, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission, or the SEC, under a “shelf” registration process. Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$5,000,000,000. This prospectus provides you with basic information about the Republic of Poland, or Poland, and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to “U.S. dollars” or “U.S.$” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty and all references to “€” are to the euro, the currency of the adopting member states of the European Union, or the EU. All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the złoty to U.S. dollar, the złoty to euro and U.S. dollar to the euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2006	2007	2008	2009	2010
	(PLN per U.S.$)(1)
Year end	2.9105	2.4350	2.9618	2.8503	2.9641
Average for year	3.1025	2.7667	2.4092	3.1162	3.0157
	(PLN per €)(1)
Year end	3.8312	3.5820	4.1724	4.1082	3.9603
Average for year	3.8951	3.7829	3.5166	4.3273	3.9946
	(U.S.$ per €)(2)
Year end	1.3197	1.4603	1.3919	1.4332	1.3361
Average for year	1.2563	1.3711	1.4726	1.3935	1.3261

(1)	Source: National Bank of Poland.
(2)	Source: Federal Reserve Bank of New York.

For information on the convertibility of the złoty, see “Balance of Payments and Foreign Trade—Exchange Rate Policy”.

Poland’s Government budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in gross domestic product, or GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index, or CPI, of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”,

i

“estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement included herein.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as at any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mofnet.gov.pl. The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

ii

iii

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements or for general financing purposes. See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory (comprising its land area, internal waters and territorial sea) of 322,575 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation. Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions and several mountain ranges, including the Tatras, in the south. Poland has more than 92,000 square kilometers of forest (approximately 29.6 percent of Poland’s total land area) and 140,000 square kilometers of arable land (approximately 44.8 percent of Poland’s total territory).

With a population of approximately 38.1 million, Poland is also one of the most populated countries in Central Europe. Population density is estimated at approximately 122 persons per square kilometer, with approximately 61.0 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million. Sixteen other urban centers each have populations in excess of 200,000 persons.

Poland is an ethnically and religiously homogeneous country. Approximately 98.0 percent of the population is ethnically Polish and speaks Polish. Germans constitute the largest minority group, numbering approximately 153,000 persons concentrated principally in Silesia. Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania. It is estimated that approximately 95.8 percent of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I. In September 1939, the German and Soviet invasions of Poland commenced six years of military, social and economic devastation. At the conclusion of World War II, the Yalta and Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government. Government policy during this period was guided by a program of nationalization of industry, expropriation of large private landholdings, central planning of the economy and the suppression of political dissent. In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party. Political and economic crises occurred in the 1950s, 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated the growing popular discontent with the Communist Government. On December 13, 1981, in response to the threat of general country-wide strikes, the Government declared martial law and outlawed Solidarity. Martial law continued for 18 months until July 1983. In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the Communist Government and the democratic opposition led by Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral parliament. In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in Parliament signaled the end of the political monopoly of the Communist Party. In May 1990, local elections were held in which Solidarity achieved a similar victory. In November 1990, the first free national election for President in the post-World War II era resulted in the election of Lech Walesa, who had played an historic role in the formation and leadership of Solidarity. In October 1991, the first free election for the entire Parliament was held. The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum of five percent share of the popular vote must be gained by a party (eight percent for party coalitions) to gain seats. All legislation must be approved by the Sejm and the Senate, and signed by the President. In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.

Under the Constitution, fascist, communist and racist political parties are banned. The Constitution also establishes the independence of the National Bank of Poland, or NBP, Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty. The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 50.0 percent of GDP. See “Public Debt-Debt Management”. Moreover, since 1999, under the Constitution a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto legislative acts and, in certain instances, to dissolve Parliament. The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided in the Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints the judges of the Supreme Court and nominates the Prime Minister as well as the president of the NBP, subject to approval by Parliament.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodships. Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level. There are three levels of independent territorial self-government: voivodships, poviats and gminas. There are 16 voivodships at the upper level (where self-governing authorities are located alongside government-appointed voivods), 314 counties as poviats at the intermediate level and 2,478 basic units of locally-elected governments, known as gminas (including 66 cities with poviat status). Self-governing authorities are elected by popular vote. All of the self-governing entities are financially autonomous and independent of each other and of the Government. The Prime Minister may limit their activities only to the extent that their actions conflict with national law. The self-governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees. The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and district courts. A separate Constitutional Tribunal has jurisdiction over all constitutional matters.

Current Government and Politics

The most recent presidential election concluded on July 4, 2010 after two rounds. The two competing candidates were Jaroslaw Kaczyński of the Law and Justice (PiS) party and Bronislaw Komorowski of the Civic Platform (PO) party (formerly the speaker of Parliament and acting President since April 2010, following the death of the previous President in a plane crash on April 10, 2010). Bronislaw Komorowski won the election with 53.0 percent of the vote and assumed office on August 6, 2010.

The most recent Parliamentary elections were held on October 21, 2007. Following these elections the Civic Platform (PO) party received 41.5 percent of the vote, the Law and Justice (PiS) party received 32.1 percent of the vote, the Left (SLD) party received 13.2 percent of the vote and the Polish People’s Party (PSL) received 8.9 percent of the vote. The Samoobrona “Self-Defence” party and the Polish Families League (LPR) party did not reach the threshold level of votes required to obtain seats in Parliament.

The Civic Platform (PO) party and the Polish People’s Party (PSL) have formed a governing coalition, as a result of which Donald Tusk of the Civic Platform (PO) party became Prime Minister and Waldemar Pawlak (a leader in the Polish People’s Party (PSL)) became Deputy Prime Minister. Representatives of the Civic Platform (PO) party have been appointed as head of most government ministries with the exception of the Ministry of Economy, the Ministry of Agriculture and Rural Development and the Ministry of Labour and Social Policy, which are headed by representatives of the Polish People’s Party (PSL).

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by caucus) as at February 28, 2011:

Sejm	Seats
Civic Platform (PO)	204
Law and Justice (PiS)	147
Left (SLD)	44
Polish People’s Party (PSL)	31
Polska jest Najważniejsza	18
SDPL-Nowa Lewica (SDPL)	4
Demokratyczne Koto Poselskie Stronnictwa Demokratycznego (DKP-SD)	3
Unaffiliated	9

Total	460

Senate	Seats
Civic Platform (PO)	54
Law and Justice (PiS)	39
Polish People’s Party (PSL)	1
Polska jest Najważniejsza	1
Unaffiliated	5

Total	100

The most recent local elections were held in November 2010 with votes spread between local committees and main political parties.

The next Parliamentary elections are expected to be held in 2011.

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 179 countries. In 1967, Poland joined the General Agreement on Tariffs and Trade, or GATT, and is a member of the World Trade Organization, or WTO, the successor to GATT. In 1986, Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund, or IMF, having withdrawn its original memberships in 1950. Poland is also a member of the International Finance Corporation, or IFC, and was a founding member of the European Bank for Reconstruction and Development, or EBRD. In 1996, Poland was accepted for full membership in the Organization for Economic Cooperation and Development, or OECD. Poland is also a member of the International Development Association, or IDA, the Council of Europe Development Bank, or CEB, and the European Investment Bank, or EIB.

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association, or EFTA. By 2001, in accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.

European Union Membership

In December 1991, Poland signed a “Europe Agreement” with the European Community, now the European Union, or the EU, establishing a trade and political association between Poland and the EU. The Europe Agreement became fully effective in 1994, and on April 8, 1994, Poland submitted a formal application for full EU membership.

Poland and nine other candidate countries signed the Accession Treaty with the European Union, or the Accession Treaty, on April 16, 2003 in Athens. The Accession Treaty was subsequently ratified by all EU members and candidate countries and came into force on May 1, 2004.

Since accession, Poland has started to fully participate in the EU decision-making process. Polish representatives take part in the EU Council and various committees and working group meetings. Poland also has representation in the European Parliament.

For the purpose of European Parliamentary elections, Poland is subdivided into constituencies, in the same way as the United Kingdom, Ireland, Italy, France and Belgium. Following the European Parliamentary elections of 2009, Poland has 50 representatives in the European Parliament, with the majority of the representatives belonging to the European People’s Party and the Group of European Conservatives and Reformists. The current President of the European Parliament is Jerzy Buzek, a former Polish Prime Minister.

As a member of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule based framework for the co-ordination of national fiscal policies in the economic and monetary union, or EMU. It was established to safeguard sound public finances, an important requirement for the EMU to function properly. The membership of the EMU and the adoption of the single currency (i.e., the euro) are both required by the Accession Treaty and have been set as objectives of the Polish Government.

Although the target date for the adoption of the euro, the EU’s single currency (currently in use in 17 EU member states), in Poland has not been specified, the Government aims to adopt the euro as it deems the euro beneficial for the Polish economy. Its adoption, however, requires the satisfaction of certain economic and legal criteria (among them participation in the Exchange Rate Mechanism, or ERM II). Therefore, the Government continues to prepare for the adoption of the euro and aims to be ready to do so when external conditions improve. In November 2009, an organizational structure for the euro adoption was established, with the Government plenipotentiary for the Euro Adoption in Poland as its chair and the plenipotentiary of the National Bank of Poland’s Management Board as its co-chair.

Poland, as an EU member state that has not yet adopted the euro, is eligible for EU mutual financial assistance in case of difficulties arising or threatening as regards its balance of payments. Like all EU member states, Poland is subject to multilateral surveillance by the EU Council and obliged to prepare and update an annual Convergence Program covering fiscal policy (in particular with respect to government debt and deficit measured as a percentage of gross domestic product in comparison to the established reference values), Poland’s main assumptions underlying its economic outlook and an assessment of economic policy measures and their budgetary impact. This information must cover the current and previous year and include forecasts for at least the next three years. The Convergence Program provides for monitoring economic developments in each of the member states and in the EU as a whole, as well as consistency of economic policies with the broad guidelines set by the EU on a regular basis.

One of Poland’s most important matters since accession to the EU has been the efficient implementation of projects co-financed by the EU. This is in line with the principle of European solidarity, which aims to help less developed EU countries bridge the gap between their economic and social development and that of the more affluent member states.

Poland’s EU membership resulted in a major inflow of EU funds of approximately €47 billion between May 2004 and December 2010 (mostly from structural funds for Cohesion policy-related initiatives and payments under the Common Agricultural Policy). Conversely, during that period Poland made approximately €19.1 billion of “Own Resources” payments to the EU. The net inflow of EU resources is projected to rise in 2011 and in subsequent years mainly because of the progress in implementing the operational programs of the EU’s Cohesion Policy between 2007 and 2013. EU funds are expected to provide additional support for the Polish economy.

The following table sets forth information relating to the inflow of EU funds into Poland during the periods indicated.

	INFLOW OF EU FUNDS
	2004 (May – December)	2005	2006	2007	2008	2009	2010
	(EUR millions)
Pre-accession Funds	483.0	672.2	222.3	0.9	34.7	0.0	0.0
Cohesion Policy	1,050.2	1,004.6	2,145.7	4,740.6	5,169.8	6,200.5	7,687.5
Common Agricultural Policy	297.4	1,542.1	2,154.1	2,553.7	2,031.2	2,913.9	3,478.7
Transition Facility	0.0	10.3	25.6	33.7	16.8	7.8	3.3
Cash Flow Facility Instrument	490.3	612.0	514.3	0.0	0.0	0.0	0.0
Schengen Facility	103.4	103.9	106.7	0.0	0.0	0.0	0.0
Other Funds	53.4	73.0	100.2	77.3	139.5	122.4	52.6
Migratory Funds	0.0	0.0	0.0	0.0	4.5	13.8	7.7

Total	2,477.6	4,018.1	5,268.8	7,406.2	7,396.4	9,258.4	11,229.8

Source: Ministry of Finance

The following table sets forth information relating to the use of EU funds for the period between May 2004 and December 2010.

(EUR millions)
Current expenditures	23,377.72
Capital expenditures	23,664.64

Total	47,042.36

Source: Ministry of Finance

The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated. These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds. See “About this Prospectus” for further information with respect to forward-looking statements.

	PROJECTED FUTURE INFLOWS OF EU FUNDS
	2011	2012	2013
	(PLN millions)
Common Agricultural Policy	21,220.2	21,841.2	21,016.1
Cohesion Policy	49,703.9	50,866.4	47,696.0

Source: Ministry of Finance

The following table set forth certain information with respect to “Own Resources” payments to the EU for the periods indicated.

OWN RESOURCES PAYMENTS

	May – December 2004	2005	2006	2007	2008	2009	2010
	(EUR millions)
Payments related to Gross National Income	890.5	1,561.7	1,661.8	1,723.1	2,120.2	2,215.3	2,487.3
Payments related to VAT	192.7	359.0	418.4	506.5	551.4	452.6	506.9
Traditional Own Resources Payments	111.9	268.8	274.8	335.0	437.5	314.8	309.9
Rebates and corrections	123.9	189.8	197.5	214.7	293.0	251.0	185.8

TOTAL	1,319.0	2,379.4	2,552.5	2,779.3	3,402.1	3,233.7	3,489.9

Source: Ministry of Finance

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF. As at December 31, 2010, Poland’s liabilities to multilateral financial institutions amounted to U.S.$13.1 billion, or 20.0 percent of the State Treasury’s total external debt.

World Bank

The World Bank has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors. As at December 31, 2010, the World Bank had authorized a total of U.S.$9.1 billion in loans to Poland, approximately U.S.$9.0 billion of which had already been disbursed. Those amounts apply to both governmental and commercial loans guaranteed by the Polish State Treasury.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990 and became a full member of the EIB upon its accession to the EU in May 2004.

The main areas of EIB operations in Poland comprise the transport, power and energy, health, education and telecommunications sectors. In addition, the EIB provides commercially based loans to private enterprises and municipalities, as well as loans to financial intermediaries, in order to fund loans to small and medium-sized enterprises. As at December 31, 2010 the EIB had committed €28.6 billion to Polish borrowers, of which €19.7 billion had already been disbursed. As of December 31, 2010, EIB’s exposure to Polish borrowers amounted to €16.4 billion.

European Bank for Reconstruction and Development

As at December 31, 2010, the EBRD had committed €4.7 billion to Polish borrowers, of which €0.8 billion was granted to the public sector and €3.9 billion was granted to the private sector.

International Monetary Fund

Poland is a member of the IMF’s Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data. Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle and makes unscheduled staff visits.

In 1999, Poland was invited to participate in a financial transactions plan with the IMF. Under this plan, Poland contributes to the funding of IMF investments, based on a quota that is determined by the IMF as the upper limit of Poland’s obligation to make resources available to the IMF for its financial transactions. In 2010, Poland’s quota share in the IMF increased to 0.86 percent from 0.63 percent in 2009.

On January 21, 2011, the Executive Board of the IMF approved a two-year credit line, subject to review after the first year, for Poland comprising SDR 19.17 billion (approximately U.S.$30 billion) special drawing rights, or SDRs, under the IMF’s Flexible Credit Line, or FCL. The FCL is designed to provide assistance to countries with sound economic fundamentals, policies and track records of policy implementation. This credit line represents 1,400 percent of Poland’s quota in the IMF. Poland intends to treat the FCL as a standby measure and is not currently planning to draw on the facility. This credit line supersedes two previous FCL arrangements made in July 2010 and May 2009. Prior to 2009, the most recent financial arrangement with the IMF was an SDR 333.3 million stand-by arrangement which was approved in 1994 and fully repaid in 1995.

International Development Association

Since 1988, Poland has been a member of and contributor to the International Development Association, or IDA, which grants preferential long-term loans to the world’s poorest countries. As at December 31, 2010, Poland’s contribution to the IDA amounted to SDR 26.78 million, of which SDR 22.43 million had already been paid. Additionally, in 2006, Poland joined the Multilateral Debt Relief Initiative, committing to contribute the equivalent of PLN 31.57 million until 2044, of which four installments of PLN 1.78 million each have already been paid.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank, or NIB, it has access to the NIB’s resources. As at December 31, 2010, the NIB’s loans to parties in Poland amounted to approximately €483.6 million.

Council of Europe Development Bank

Poland has been a member of the CEB since 1998. As at December 31, 2010, the CEB had approved €2,386.4 million in loan to Poland, of which €1,550.9 million had been disbursed. The total value of loans extended to the Government of the Republic of Poland in the form of signed projects as at December 31, 2010 amounted to approximately €517.4 million, of which €331.3 million has been disbursed.

Major International Treaties

Since its membership of the EU, Poland’s trade policy has been in accordance with the rules of the EU Treaty. The EU has a customs union among EU member states and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures as well as trade defense instruments. Poland is a party to all trade agreements concluded by the EU with other countries.

Some agreements to which Poland is party, concluded prior to entering the EU, remain in force, including the Trade and Navigation Treaty signed with Japan on November 16, 1978. Poland is also a party to 59 agreements regulating mutual investment support and protection and is party to tax treaties with approximately 80 countries.

The Accession Treaty, together with the Treaty on the European Union and the Treaty on the Functioning of the European Union, constitute the legal base regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

THE ECONOMY

Recent Trends in the Economy

On January 1, 1990, the first post-Communist Government introduced an economic reform program known as the “Economic Transformation Program” or the “Balcerowicz Plan”, named after the first post-Communist Deputy Prime Minister and Minister of Finance, Leszek Balcerowicz. This radical economic reform program was designed to stabilize the economy and promote structural reforms. Key elements included drastic reductions in State subsidies to State enterprises, elimination of many price controls, introduction of partial convertibility of the złoty and opening the economy to external competition.

After the implementation of the Balcerowicz Plan and throughout the mid-1990s, Poland’s average Gross Domestic Product, or GDP, growth rate exceeded 5.0 percent. In 2008, GDP growth was 5.1 percent and although growth in GDP slowed in 2009 to 1.7 percent, it increased in 2010 and amounted to 3.8 percent. See “—Trends in Gross Domestic Product”.

The post-communist reforms have resulted in deep structural changes in the economy, the most significant being the development of the private sector. Prior to 1990, private sector goods and services accounted for less than one quarter of total GDP and were largely concentrated in agriculture, services and small-scale manufacturing. Since then, the private sector has grown substantially and its contribution to production and employment has significantly increased, due to the growth of newly-established private enterprises and the privatization of State-owned assets and enterprises. In the fourth quarter of 2010, 73.7 percent of Polish workers were employed in the private sector.

In January 2009, the Government approved the “Plan for Stability and Development 2009-2010” in an attempt to stabilize the financial system, ensure economic growth and address the global financial crisis. In an effort to stabilize the financial system, the Government introduced guarantee programs for both deposits and interbank loans and established a Financial Stability Committee (see “Monetary and Financial System—Bank Supervision”). The Financial Stability Committee is composed of the Minister of Finance and the presidents of the Polish Financial Services Authority, or PFSA, and the NBP, and provides for the exchange of information and the coordination of actions taken to maintain the stability of the Polish financial system. In addition, the NBP introduced a “trust package” designed to increase the Polish banking system’s liquidity. In an effort to promote economic growth, a tax rate reduction was introduced and steps were taken to eliminate obstacles for investments co-financed with EU funds. In an effort to address the global financial crisis, the limit on assurances and guarantees of the State Treasury available to financial institutions was raised to PLN 40 billion and a bill was passed allowing for the recapitalization of financial institutions by the State Treasury. In March 2009, Poland increased the capital of Poland’s State-owned Bank, Gospodarstwa Krajowego, for purposes of providing new loans to small and medium-sized companies. The Government also established an additional initiative to stimulate the Polish economy, under which the Industrial Development Agency SA may provide support in connection with access to financing to medium and large enterprises in any sector, but with a particular emphasis on providing support to the defense sector.

In 2003, Poland started preparing its socio-economic policy for the years 2007-2013 and in September 2005 the National Development Plan for 2007-2013, or NDP 2007-2013, was adopted by the Council of Ministers. The primary objectives of the NDP 2007-2013 are to put the Polish economy on a path of high and sustainable growth through improved competitiveness of firms and regions, to contribute to the recovery of employment and to promote strong social cohesion.

Trends in Gross Domestic Product

In Poland, GDP is generally used as an economic index rather than gross national income.

The following table sets out information relating to nominal and real GDP for the periods indicated.

	2006	2007	2008	2009	2010(1)
Nominal GDP (in PLN billions)	1,060.0	1,176.7	1,275.4	1,343.7	1,412.8
U.S.$ equivalent (in billions)	341.7	424.8	529.4	431.3	468.5
Real GDP growth (%)	6.2	6.8	5.1	1.7	3.8
Nominal per capita GDP (in PLN)	27,799	30,873	33,462	35,218	36,997
U.S.$ equivalent	8,960	11,144.7	13,889.3	11,304.8	12,268.1
% change (year-on-year)	12.5	24.4	24.6	(18.6)	8.5
złoty/U.S.$ exchange rate (average)	3.1025	2.7667	2.4092	3.1162	3.0157
% change (year-on-year)	(4.1)	(10.8)	(12.9)	29.3	(3.2)

(1)	Preliminary data.

Source: Central Statistical Office, NBP

In 2006, GDP rose by 5.4 percent in annualized terms in the first quarter of 2006, 6.3 percent in annualized terms in the second quarter of 2006, 6.6 percent in annualized terms in the third quarter of 2006 and 6.6 percent in annualized terms in the fourth quarter of 2006. Further growth was observed in the first quarter of 2007. During the final three quarters of 2007, GDP growth remained stable at the level of 6.9 percent in annualized terms. In the first three quarters of 2008, GDP growth amounted to 5.9 percent in annualized terms. GDP growth reached 3.2 percent in annualized terms in the fourth quarter of 2008. In the first three quarters of 2009, GDP growth amounted to 1.1 percent in annualized terms. GDP growth was 3.2 percent in annualized terms in the fourth quarter of 2009. In the first three quarters of 2010, GDP growth amounted to 3.6 percent in annualized terms. GDP growth was 4.4 percent in annualized terms in the fourth quarter of 2010.

Net exports’ contribution to GDP growth amounted to -2.8 percent in the fourth quarter of 2006, -1.5 percent in the fourth quarter of 2007 and -0.2 percent in the fourth quarter of 2008. The gradual recovery of domestic demand contributed to GDP growth which reached 9.4 percent in the fourth quarter of 2006, 8.1 percent in the fourth quarter of 2007 and 3.4 percent in the fourth quarter of 2008. The contribution of investments to GDP growth reached 4.2 percent in the fourth quarter of 2006, 4.3 percent in the fourth quarter of 2007, 1.8 percent in the fourth quarter of 2008, only 0.3 percent in the fourth quarter of 2009 and 0.3 percent in the fourth quarter of 2010.

Private consumption amounted to 4.8 percent in the fourth quarter of 2006, 3.5 percent in the fourth quarter of 2007, 5.4 percent in the fourth quarter of 2008, 1.7 percent in the fourth quarter of 2009 and 4.1 percent in the fourth quarter of 2010.

The following table presents the growth of real GDP and its components in the periods indicated.

	Consumption	Investments	Exports	Imports	GDP
	(Same period in the previous year = 100)
Ql 2006	106.0	104.9	122.4	123.7	105.4
Q2	104.8	114.5	112.8	112.6	106.3
Q3	105.3	117.0	114.6	116.6	106.6
Q4	104.8	121.5	110.1	117.4	106.6
Ql 2007	106.1	128.6	111.2	115.5	107.5
Q2	104.6	130.6	108.0	114.1	106.6
Q3	104.6	125.4	109.0	113.9	106.6
Q4	103.3	118.8	108.4	111.6	106.6
Ql 2008	105.8	116.3	111.3	114.1	106.3
Q2	105.7	110.3	111.7	112.6	106.1
Q3	105.6	103.6	109.5	109.2	105.2
Q4	107.2	95.3	96.8	97.6	103.2
Ql 2009	103.5	73.9	88.3	84.3	100.5
Q2	101.2	83.9	89.2	82.1	101.0
Q3	101.8	88.0	93.4	87.6	101.7
Q4	101.5	100.0	102.2	96.6	103.2
Ql 2010	102.1	101.1	110.1	107.5	103.0
Q2	102.8	108.9	114.7	116.2	103.5
Q3	103.6	106.6	109.6	109.5	104.2
Q4	104.4	108.4	106.8	109.9	104.4

Source: Central Statistical Office

Principal Sectors of Economy and Trends of Index of Industrial Production(1)

	2006	2007	2008	2009
	(base year 2005 = 100)
Index of industrial production	111.6	123.5	127.9	122.1

(1)	Since 2009 the data in this table has been compiled and presented on the basis of the Statistical Classification of Economic Activities in the European Community, NACE Rev.2. Such data is available from 2006 and may not be fully comparable to data previously presented according to the NACE Rev.1.1.

Source: Central Statistical Office, NBP

GDP growth has generally come from private domestic consumption as well as investment. GDP growth was typically positively affected by increasing exports as a result of a favorable złoty-euro exchange rate throughout 2007. The demand for exports and industrial output has, however, declined significantly since the onset of the global financial crisis. However, since 2010 demand has started to increase again.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sector for the periods indicated.

	2006	2007	2008	2009	Q1-Q3 2010(1)
	(%)
Agriculture, hunting and forestry	3.7	3.8	3.3	3.2	3.2
Industry, of which	21.8	21.5	21.2	21.7	21.2
Mining and quarrying	2.1	2.0	2.1	1.9	2.5
Manufacturing	16.6	16.6	16.3	16.5	15.8
Energy, gas and water supply	3.1	2.9	2.8	3.3	2.9
Construction	5.6	6.2	6.3	6.5	5.7
Trade and repair	16.6	16.1	15.8	16.2	16.8
Hotels and restaurants	1.0	1.0	1.1	1.1	1.1
Transport, storage and communication	6.5	6.1	6.0	6.6	6.8
Financial intermediation	4.0	4.6	4.6	3.4	3.2
Real estate renting and business activities	12.1	12.0	12.4	12.9	13.4
Public administration and defense	5.2	5.1	5.2	5.4	5.8
Education	4.3	4.2	4.2	4.3	4.2
Health and social work	3.3	3.2	3.4	3.4	3.1
Other community, social and personal service activities	3.3	3.2	3.5	3.7	3.1
Private households with domestic staff	0.5	0.5	0.5	0.5	0.5

(1)	Preliminary data.

Source: Central Statistical Office, NBP

Service Industries

The service industries sector (including electricity, gas and water supply, construction, real estate rental, business activities and financial services) has, in recent years, been the fastest growing and largest sector in Poland. This sector accounted for 41.4 percent of GDP in 2006, 42.3 percent of GDP in 2007, 42.4 percent of GDP in 2008 and 42.6 percent of GDP in 2009.

Industry

During the period between 2005 and 2007, industrial production in Poland benefitted from the prevailing favorable economic climate and consistent growth. Industrial output increased annually by 3.7 percent, 11.2 percent and 11.2 percent in 2005, 2006 and 2007, respectively, although growth was distributed unevenly amongst the various sectors. The highest growth rates during this period occurred with respect to the production of radio and television equipment, motor vehicles, metal goods and rubber and plastic products, while the lowest growth rates occurred with respect to the production of coke and oil refining products, clothing, leather articles and tobacco products. Following the completion of various measures taken to bring the industrial sectors into compliance with EU standards, the focus has now shifted to increasing the competiveness of such sectors.

The growth in industrial output occurred until the second half of 2008, when the global financial crisis began to adversely impact industrial production, although to a lesser extent than in most other European countries. Industrial production decreased by 4.5 percent in 2009 as compared to growth of 3.6 percent in 2008.

Mining and Quarrying

Poland has substantial mineral resources and is a large producer of refined copper and silver. At the end of 2001, Poland had resources of approximately 43 billion tons of hard coal and 2 billion tons of copper ore. At the present level of output, workable copper reserves in Poland are predicted to last for almost 100 years. Poland also has significant resources of zinc, lead, salt and other minerals. Since 1996, mining and quarrying (as a percentage of total GDP) has declined, accounting for 2.3 percent of total GDP in 2005, compared to 3.0 percent in 1996, as a result of the significant decline in domestic demand for coal and the high cost of Polish coal. Mining and quarrying accounted for 2.1 percent of GDP in 2006, 2.0 percent of GDP in 2007, 2.1 percent of GDP in 2008 and 1.9 percent of GDP in 2009. Both the output and revenues from mining and quarrying rose markedly in 2004 as a result of a substantial increase in world prices of coal, copper and other mineral resources.

Coal

Poland’s coal industry was a key component in the Economic Transformation Program. The industry is primarily State-owned with only limited privatization. Production capacity has been reduced from 147.7 million tons in 1990 to 76.1 million tons in 2010. Over this period, 40 mines were closed. Currently there are 30 coal mines in Poland. As a result of restructuring programs, employment in the coal sector has been reduced from over 434,000 employees in 1990 to 110,000 in 2010.

The primary objective of the various restructuring programs effected since the 1990s was to decrease excess coal production. The main objective of the Government’s strategy for the coal sector through 2015 is to make coal mining more profitable in current market conditions, mainly through privatization. Such strategy assumes that investments should enable the production of coal at a level sufficient to cover domestic demand and economically reasonable exports, and that coal production will comply with environmental protection laws.

Although there has been State aid provided to the mines, the primary objective of this aid was to counteract the socioeconomic and labor market effects of mine closures, with aid being used to support post-liquidation works and payment of benefits for miners who lost their jobs as a result of the restructuring processes. Poland does not provide State aid to cover current production losses. During the last five years, State aid for the coal sector totaled approximately PLN 2.6 billion and is projected to decrease in the coming years.

Council Regulation (EC) No 1407/2002 of July 23, 2002 on State aid to the coal industry expired on December 31, 2010. However, on December 10, 2010, the EU Council adopted a decision on State aid to facilitate the closure of uncompetitive coal mines under which closure aid and aid to cover exceptional costs may be granted. Closure aid may be provided for purposes of covering production losses of coal production units and aid to cover exceptional costs may be provided to undertakings that carry out or have carried out coal production activities to cover costs arising from or having arisen from the closure of coal production units not related to current production. The Council Decision of December 10, 2010 is expected to expire on December 31, 2027.

Steel

As a result of several restructuring programs which began in the 1990s, employment in the steel sector has been reduced from over 81,000 employees at the end of 1998 to approximately 26,000 employees at the end of 2009.

The State Treasury holds all the shares in the companies which operate three steel plants (one plant that produces steel and two plants that process steel) and a minority stake in eight other plants. Bankruptcy proceedings are underway with respect to six steel plants. The restructuring programs, which have been approved by the EU, provided for the substantial financial restructuring and privatization of steel mills as well as consolidation of the mills on a product basis. The restructuring of the Polish iron and steel industry, as agreed with the European Commission during pre-accession negotiations, was completed on December 31, 2006 and all the targets agreed with the European Commission and included in the Protocol no. 8 to the Accession Treaty were met. A report on the completion of the restructuring process was approved by the EU Council of Ministers on February 14, 2008. The results of this report show that the effects of the restructuring should be sustainable and the viability test, performed according to EU criteria, shows that the industry should be able to compete in the open market without State aid.

Four State-owned companies were consolidated to form PHS S.A. in 2002 and in October 2003, PHS S.A. was sold to Mittal Steel (the former LMN Group). The privatization process was fully completed in October 2007 and the current name of the company is ArcelorMittal Poland S.A., or ArcelorMittal. ArcelorMittal is the only producer of hot metal in Poland. 68.4 percent of its 2009 production was from its Dąbrowa Górnicza Unit and the remaining 31.6 percent was from its Kraków Unit. Crude steel is currently produced in various steel plants. In 2009, ArcelorMittal produced 30.5 percent of the country’s crude steel in its Dąbrowa Górnicza plant, 13.7 percent in its Kraków plant and 5.4 percent in its Warszawa plant. The remainder of the crude steel production occurred in various other steel plants, including the Celsa Huta Ostrowiec plant which accounted for 18.0 percent and the ISD Huta Częstochowa plant (owned by ISD Polska Sp.z.o.o.) which accounted for 6.5 percent of the country’s total crude steel production.

Oil and Gas

Poland’s oil reserves are insignificant. At the end of 2009, the documented reserves of crude oil were estimated at 25.9 million tones. There are six refineries in Poland, with a total primary distillation capacity of around 580 kb/d (28 Mt per year). Two groups, PKN Orlen and LOTOS Group, represent the entire Polish refining industry. Plock Refinery, which is owned by PKN Orlen and located in the central region of the country, has a total crude distillation capacity of 355kb/d. LOTOS Group possesses the Gdańsk Refinery, the second biggest refinery in Poland. These two major refineries account for over 98.1 percent of the country’s total refining capacity. The remaining four refineries are located in the southern part of Poland and have limited processing capacities. Two of them (in Jaslo and Czechowice) are processing refined petroleum pro heavy heating oil and focus on storage and distribution of fuels. The State Treasury owns 27.52 percent of the shares of PKN ORLEN S.A. and 53.19 percent of the shares of Grupa Lotos S.A.

Russia is the main source of Poland’s oil imports, accounting for 93.0 percent of oil imports in 2010. The existing oil infrastructure (pipelines and a sea terminal) is capable of handling full import demand from other overseas sources. Polish oil companies are currently developing a new transportation corridor for crude oil from the Caspian Sea region, with the goal of strengthening the security of oil supplies to Central and Eastern European Countries, including Poland, and increasing the efficiency of exporting oil from the Caspian Region.

During January 2007, oil supplies from the Druzhba pipeline were disrupted for five days following a transit dispute between Russia and Belarus. This disruption affected several European countries, including Poland, Germany, Ukraine, the Slovak Republic, Hungary and the Czech Republic. There was no immediate impact on any of the refineries in these countries, as they maintain reserves, and therefore supplies to end-users in Poland were not disrupted. A more prolonged disruption in the future may require refineries to seek alternative supplies, which may in turn cause disruptions to end-users in Poland. Since joining the International Energy Agency, or the IEA, in September 2008, Poland has established emergency oil reserves which cover 90 days of net imports, in accordance with IEA requirements. These emergency reserves help to minimize the potential risk of crude oil and oil products supply disruptions in the Polish market.

Poland has extractable natural gas resources of approximately 93.0 billion cubic meters. Total domestic consumption was approximately 14.8 billion cubic meters in 2010. Approximately 28.9 percent of natural gas consumed in Poland in 2010 was obtained from domestic production, with imports and supplies from domestic gas storage facilities providing the remainder. Gas is imported primarily from Russia and Turkmenistan (62.4 percent of total domestic consumption in 2010). These supplies were supplemented by imports from Germany and Ukraine (7.3 percent of total domestic consumption in 2010).

In January 2009, a dispute between Russia and Ukraine caused a disruption to Poland’s natural gas supplies. As a result, Poland received only 76 percent of its expected total natural gas imports and the shortage was balanced by supplies from Polish reserves. An additional contract was entered into in June 2009 with OOO Gazprom Export which will provide additional natural gas imports for purposes of supplementing Polish natural gas reserves. Investments currently being made are expected to increase the storage capacity for natural gas reserves until 2015 from an existing 1.6 billion cubic meters to over 3 billion cubic meters. This is expected to help minimize the effects of potential future disruptions. On October 29, 2010 Poland and Russia signed annexes to their bilateral agreement regarding natural gas supplies, which has allowed an amendment to the supply contract between Polskie Górnictwo Naftowe i Gazownictwo S.A. (Polish Oil and Gas Company, or POGC) and Gazprom Export, suitable to satisfy the domestic demand. The contract will expire in 2022.

In mid-2010, construction started on a liquefied natural gas, or LNG, terminal in Świnoujście. The infrastructure is expected to be ready in mid-2014 to regasify up to 5 billion cubic meters of natural gas. In June 2009, POGC signed a contract with Qatar gas according to which deliveries of approximately 1.5 billion cubic meters of natural gas (1 million tones of LNG) per year to be made between 2014 and 2034.

The gas sector is dominated by POGC, which is listed on the Warsaw Stock Exchange. The State Treasury owns 72.44 percent of POGC’s shares. POGC engages in exploration for oil and gas, the production of oil and gas, gas storage, gas import/export and domestic gas trading. In 2007, six companies within the POGC group were established to act as distribution system operators.

Pursuant to a restructuring program and in accordance with provisions of Directive 2003/55/EC concerning common rules for the internal market in natural gas, OGP GAZ-SYSTEM S.A. was established in 2005 to act as a gas transmission system operator. OGP GAZ-SYSTEM S.A. is wholly-owned by the State Treasury.

Electricity

Poland’s energy policy has evolved considerably over recent years to support the country’s transition to a market economy. Since July 1, 2007 legislation has enabled third-party access to the energy transmission and distribution network for all end users, has provided for gradual liberalization of energy prices and has established a central regulatory agency to oversee the energy industry. Reforms in the energy sector have focused on increasing competitiveness. Privatization of energy companies is currently in progress. See “The Privatization Process”.

In 2010, 157.4 terawatt hours, or TWh, of electricity were generated in Poland, which exceeded total domestic consumption requirements of 146.1 TWh. Electricity consumption in 2010 increased by almost 4.5 percent compared to 2009. Poland’s electricity sector is divided into four sub-sectors: generation, trading, high voltage transmission and distribution.

The State-owned Polish power grid company, PSE-Operator S.A., operates the electricity grid and is responsible for the high voltage transmission network (220, 400 and 750 kV) and ensuring that the supply of electricity meets demand. The Polish grid is operating synchronously with the Western European grid through UCTE, Union for the Coordination of Transmission of Electricity. Since September 2008, Poland has been a member of the International Energy Agency.

Poland generates a significant portion of its electricity from lignite, or brown coal. In 2010, brown coal-fired power stations generated 48.8 TWh of electricity, which represented 31.0 percent of total electricity generation in Poland. Emissions from brown coal-fired plants are higher than those from comparable black coal-fired plants and this may cause future compliance issues with EU environmental restrictions on GHG emissions, according to regulations under Directive 2003/87/EC of the European Parliament and of the Council establishing a scheme for greenhouse gas emission allowance trading within the Community, as amended by Directive 2009/29/EC.

In January 2009, the Polish Government decided to begin preparing the strategy document necessary in order to introduce nuclear power to Polish electricity capacities. The preliminary plans envisage two nuclear power plants, with completion of the first unit targeted for 2020. The dual aim is to deliver stable, safe and reasonably priced electricity to the Polish consumers and comply with the requirements to restrict greenhouse gas emissions. Poland’s Government Commissioner for Nuclear Power plans to have the Program for Polish Nuclear Power adopted by the Council of Ministers, following public consultations, by mid-2011 at the latest.

Manufacturing

Manufacturing accounted for 16.6 percent of GDP in 2006, 16.6 percent in 2007, 16.3 percent in 2008 and 16.5 percent in 2009. It further accounted for 19.5 percent of employed persons in 2005, 19.7 percent in 2006, 20.0 percent in 2007, 19.3 percent in 2008 and 17.6 percent in 2009. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, furniture, white goods, TV sets, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

Automotive

Until the beginning of the 1990s, the Polish motor vehicle industry was dominated by a few State-owned companies. Since 1990, the number of cars produced in Poland and the investment by foreign companies has increased significantly. The leading car manufacturers in Poland are currently FIAT, Volkswagen and General Motors. In 2009, approximately 819,000 passenger cars were produced in Poland as compared to approximately 842,000 in 2008 and 698,000 in 2007. In Poland there is also a significant production of parts and components for the automotive industry.

Construction

The previous system of public subsidies in the State, communal and co-operative construction sectors has been dismantled. As a result, growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there has been an increase in construction activity in large cities, with significant investment coming from foreign capital. Construction as a total percentage of GDP decreased from 6.9 percent in 2000 to 5.6 percent of GDP in 2006, and then increased to 6.2 percent of GDP in 2007, 6.3 percent of GDP 2008 and 6.5 percent of GDP in 2009.

Agriculture

Agriculture, hunting and forestry accounted for approximately 3.7 percent of GDP in 2006. In 2007, agriculture, hunting and forestry as a percentage of GDP increased to 3.8 percent and decreased to 3.3 percent in 2008 and 3.2 percent in 2009. The percentage of people employed in this sector was 16.1 percent in 2006, 15.6 percent in 2007, 15.2 percent in 2008 and 15.4 percent in 2009. There is substantial fragmentation of ownership within the agricultural sector, which is characterized by numerous small private farms. In 2009, 96.8 percent of agricultural land in Poland was privately owned, as compared to 96.7 percent in 2008, 96.5 percent in 2007 and 96.1 percent in 2006. Cereals, particularly wheat and rye, as well as industrial crops such as rape and turnips, dominate among crops produced on arable land, although production of crops such as sugar beet, potatoes and fruit is also significant. Other agricultural production largely comprises beef, poultry and pork. Polish farmers receive area-based subsidies provided by the EU Common Agricultural Policy on a yearly basis and such subsidies provide a source of additional income for farmers.

The following table sets forth the subsidies received by Poland from the EU budget (European Agricultural Guarantee Fund and European Agricultural Fund for Rural Development) for the periods indicated.

	2007	2008	2009	2010
	(EUR millions)
Direct payments(1)	935.1	1,037.6	1,446.2	1,827.7
Rural Development Plan 2004-2006	841.5	-	-	131.9
Rural Development Program 2007-2013	-	846.5	1,043.8	1,428.2
Rural Development Program 2007-2013 advance(2)	926.1	-	-	11.8
Market interventions	62.4	134.6	409.1	66.4
Others	5.3	12.6	14.8	12.6

Total	2,770.4	2,031.3	2,913.9	3,478.6

(1)	This category also included other payments made by the Agency for Restructuring and Modernisation of Agriculture (with the exception of the Rural Development Program).
(2)	Transferred to farmers in 2007/2008.

Source: Ministry of Finance

The EU direct payments system in Poland consists of single area payments, which are fully financed by EU funds, and additional direct payments which are financed from the State budget. The direct payments system in Poland envisages that the direct payments will gradually increase every year. From 2013 the direct payments in Poland will be 100.0 percent covered by the EU budget.

As part of transitional arrangements with the EU and subject to certain exceptions, foreign investors are not permitted to invest in agricultural or forest land in Poland for a period of 12 years from Poland’s accession to the EU.

Infrastructure

Under the Act of September 8, 2000 concerning commercialization, restructuring and privatization of the State-owned railway company, Polskie Koleje Panstwowe S.A., or PKP, the commercialization of PKP was completed and the PKP joint-stock company was created. As a result of the requirements stipulated by the above-mentioned Act, the PKP joint-stock company has set up a company managing the infrastructure of railways (PKP Polish Railway Lines Company) and other companies carrying out business in the field of passenger and freight carriage. As of December 31, 2009, PKP Polish Railway Lines Company managed 19,300 kilometers of railways.

PKP is now being restructured in order to strengthen its market position and to privatize some of the group companies.

Poland had over 268,372 kilometers of hard-surfaced public roads in 2009. The first motorway development to be financed primarily through private funding is the 253.2 kilometer stretch of the A2 between the German border (at Swiecko) via Poznan to Konin, of which the first 149 kilometer segment had been completed and opened in October 2004. The first privately-operated toll motorway, the 61 kilometer A4 between Krakow and Katowice, was opened in 2000.

On January 25, 2011, the National Road Development Program for the years 2011–2015 was enacted by the Council of Ministers. To a large extent, this new program has the same scope as the previous program (the National Road Development Program for 2008–2012). Under the previous program, 1,213.4 kilometers of roads were completed by the end of 2010, including 198 kilometers of motorway (including 90 kilometers under the public-private partnership system, a long-term partnership between public and private sectors), 319.8 kilometers of expressway, 205.1 kilometers of bypasses and 490.5 kilometers of upgraded national roads. All investment expenditures for the national road sector (covering completed sections as well as sections under construction) within the last three years exceed PLN 40 billion (approximately U.S.$14 billion).

Under the previous program, all construction and upgrading of roads were financed primarily through the National Road Fund, or the NRF (a government target fund administered by the National Economic Bank). The NRF is in turn mainly financed through fuel charges, road tolls, EU funds and infrastructural bonds.

The investment priorities under the new program are motorways, investments co-financed through the EU funds (specifically expressways) and other road sections for which construction work had not yet commenced at the time of adoption of the new program. The funds allocated to the new program equal to PLN 82.8 billion (approximately U.S.$29 billion). The target of the first stage of the new program, which is scheduled for completion at the end of 2013, is to complete 2,040 kilometers of new and upgraded roads, including 810.4 kilometers of motorway (with 168.3 kilometers constructed under the public-private partnership system), 782.5 kilometers of expressway, 26 ring roads and 244.1 kilometers of reinforced and reconstructed road surface. By completion of the first stage, the Polish national road network is expected to be connected to most of the key international motorways in the region, including the A4 (from the German border to the Ukrainian border), the A1 (from the Baltic Sea to the center of Poland, Tuszyn near Piotrków Trybunalski) and the A2 (from the German border to Warsaw).

The new program will be subject to review in 2012, when its scope and financial measures for the years 2014-2015 will be determined.

In 2009, the Polish maritime and coastal fleet consisted of 142 vessels (with a total deadweight of 2.7 million tons and 1,955,300 gross tonnage). Of these, 120 vessels (with a total deadweight of 2.7 million tons and 1,950,800 gross tonnage) were classified as a maritime fleet and the remaining 22 vessels (with a gross tonnage of 4,500) were classified as coastal ships.

Polish seaports are key components of the national logistics chain. Presently, there are four ports of strategic economic significance in Poland: Gdańsk, Gdynia, Świnoujście and Szczecin. There are also approximately 20 smaller cargo and passenger ports.

Poland has 11 airports which handle international air traffic. In 2009, scheduled flights were maintained with 99 airports worldwide (including by low-cost airlines). Poland’s major airline, Polskie Linie Lotnicze LOT S.A., or LOT, is 67.97 percent owned by the State Treasury. LOT is a member of the international airline alliance Star Alliance.

Telecommunications Infrastructure

Deployment of a modern telecommunications infrastructure is one of the main incentives for social and economic development of the country. The value (calculated as the sum of revenues generated by telecommunications companies from telecommunications business) increased by 12 percent (from PLN 37.7 billion to PLN 42.2 billion at the end of 2009) from 2005 to 2009. In the telecommunications market, three main segments can be distinguished: the fixed telephone market, the mobile telephone market and the internet access market.

Fixed Telephone Market

Since 2004, as a consequence of the development of mobile telephone technology in Poland, there has been a decline in the importance of the fixed telephone market. From 2004 to 2009, the number of fixed telephone lines decreased by 32 percent (from 12.5 million lines in 2004 to 8.5 million in 2009), while the number of telephone lines per 100 inhabitants decreased by 10.6 percentage points to 22.2 percent at the end of 2009. From 2005 to 2009, the value of the fixed telephone market experienced a decline of 45 percent to PLN 6.4 billion in late 2009.

Poland’s fixed telecommunications network is primarily operated by Telekomunikacja Polska S.A., or TP S.A., a joint stock company created from the former telecommunication operations of the Polish Post, Telephone and Telegraph State monopoly, whose market share in terms of revenue reached 71.1 percent at the end of 2009. Netia and Telefonia Dialog are the main alternative service providers.

In 2009, the services of fixed-line telephony were provided by 121 operators, who conducted services in the local, long-distance and international segments.

Mobile Telephone Market

The mobile telephone market has been characterized by significant growth in the last few years. From 2004 to 2009, the number of active SIM cards increased from 23.1 million to 44.8 million, as the penetration rate rose from 60.4 percent to 117.4 percent. The value of the mobile telephone market (measured by revenues from retail services) in 2009 amounted to approximately PLN 18.6 billion, which constituted over 44 percent of the revenues of the entire telecommunications market.

At the end of 2005, only three mobile network operators, or MNOs (PTC, PTK Centertel and Polkomtel) were operating in the mobile telephone market. In 2009, 18 telecommunication companies were operating in the domestic mobile telephone market, including six MNOs (plus P4, Centernet and Mobyland) and 12 mobile virtual network operators, or MVNOs.

Internet Access Market

At the end of 2009, the value of the Polish internet access market, both fixed and mobile, amounted to approximately PLN 4.07 billion, which constitutes an increase of over 77 percent compared to 2006, almost 51 percent compared to 2007 and 8 percent compared to 2008.

Broadband internet access is provided by three groups of business entities. The first group comprises fixed network operators and operators of cable television networks. The second group comprises MNOs. The third group comprises internet operators providing services to subscribers by other access technologies, mainly Ethernet and wireless technologies.

Between 2006 and 2009, the number of fixed broadband connections grew by about 158 percent (from 2 million to 5.16 million) and the number of users of fixed broadlines per 100 inhabitants grew from 5.2 percent to 13.6 percent.

With respect to internet access through mobile technology, the number of users increased by 1.06 million at the end of 2008 to 2.1 million users at the end of 2009, an increase of 98 percent. The penetration rate of 2G/3G modems per 100 inhabitants increased from 2.8 percent at the end of 2008 to 5.5 percent at the end of 2009.

Analyzing the internet access market as a whole, the share of internet service providers as at July 13, 2010 is as follows:

•	TP S.A.; 27 percent;

•	mobile operators; 27 percent;

•	operators of cable television networks; 20 percent; and

•	other internet service providers (including BSA); 25 percent.

Inflation and Wages

Inflation

In December 2006, the annual inflation rate amounted to 1.4 percent (1.0 percent annual average) and in December 2007 it had risen to 4.0 percent (2.5 percent annual average). The annual inflation rate amounted to 3.3 percent in December 2008 (4.2 percent annual average), to 3.5 percent in December 2009 (3.5 percent annual average) and to 3.1 percent in December 2010 (2.6 percent annual average). An anti-inflation policy has been a central part of the stabilization program in Poland. In September 1998, the Monetary Policy Council, or the MPC, adopted a strategy which aimed to reduce the inflation rate to below 4.0 percent by 2003. Although the inflation targets set by the MPC for the years 1999 to 2003 were not met, overall inflation decreased steadily. In February 2003, the MPC adopted a new strategy, which aims to stabilize inflation at 2.5 percent (+/- 1.0 percentage point). See “Monetary and Financial System—Monetary Policy”.

The producer prices index, or PPI, amounted to 2.4 percent (2.0 percent annual average) in December 2006, 1.9 percent (2.0 percent annual average) in December 2007, 2.7 percent (2.2 percent annual average) in December 2008 and 2.1 percent (3.4 percent annual average) in December 2009. PPI growth was mainly caused by the increase of prices in electricity, gas steam and air conditioning supply, as well as in mining (extraction of valuable minerals) and quarrying (extraction of rocks and minerals, generally for use as building materials). In December 2010, PPI increased to 6.2 percent (2.1 percent annual average).

The following table shows the year-on-year rates of change in the CPI and PPI for the years 2006 to 2010:

	2006	2007	2008	2009	2010
	(%)
Consumer Prices (CPI year end, annualized)	1.4	4.0	3.3	3.5	3.1
CPI (yearly average)	1.0	2.5	4.2	3.5	2.6
Producer Prices (PPI year end, annualized)(1)	2.4	1.9	2.7	2.1	6.1
PPI (yearly average)(1)	2.0	2.0	2.2	3.4	2.1

(1)	Since 2009, data have been compiled and presented on the basis of the Statistical Classification of Economic Activities in the European Community - NACE Rev.2. Such data is available from 2006 and may not be fully comparable to data previously presented according to the NACE Rev.1.1.

Source: Central Statistical Office

The following table shows the year-on-year rates of CPI by quarter for the years 2006 to 2010:

	Q1	Q2	Q3	Q4
	(%)
2006	0.6	0.8	1.4	1.3
2007	2.0	2.4	2.0	3.5
2008	4.1	4.3	4.7	3.8
2009	3.3	3.7	3.5	3.3
2010	3.0	2.3	2.2	2.9

Source: Central Statistical Office

Wages

The following table shows the percentage change in gross nominal and gross real wages during the years 2006 to 2010:

	2006	2007	2008	2009	2010(1)
	(%)
All Sectors:
Nominal Wages	4.9	7.9	10.1	5.4	4.0
Real Wages	4.0	5.5	5.9	2.0	1.5
Enterprise Sector:(2), (3)
Nominal Wages	5.1	9.3	10.3	4.4	3.3
Real Wages	4.2	6.8	6.1	1.1	0.8

(1)	Preliminary data.

(2)	Since 2009 data have been presented in accordance with Polish Classification of Activities 2007 (PKD 2007), compiled on the basis of Statistical Classification of Economic Activities in the European Community NACE Rev.2. Such data may not be fully comparable to data previously presented according to the PKD 2004 (NACE Rev.1.1). Data are available since 2006.
(3)	Includes forestry, logging and related service activities, sea fishing, mining and quarrying, manufacturing, electricity, gas and water supply, construction, wholesale and retail trade, repair of motor vehicles, motorcycles and personal and household goods, hotels and restaurants, transport, storage and communications, real estate activities, renting of machinery and equipment without an operator and of personal and household goods, computer and related activities, other business activities, collection and treatment of sewage and of other waste, sanitation, remediation and similar activities, recreational, cultural and sporting activities and other service activities.

Source: Central Statistical Office

Under Polish law, wage levels are determined through negotiations between employees and management with guidelines set by a tripartite commission, including representatives of the Government, employees and employers. This commission sets annual limits for permissible increases in nominal wages for employees of State-owned enterprises. These limits were 3.5 percent in 2006, 3.4 percent in 2007, 6.0 percent in 2008, 8.0 percent in 2009 and 12.0 percent in 2010.

Labor Conditions

Employment

The registered unemployment rate was 14.8 percent at the end of 2006. This high unemployment rate was mainly attributable to slower growth, demographic effects, ongoing restructuring of industry and an increase in the number of people registering as unemployed as a result of the increased benefits due to the health system reforms implemented at the beginning of 1999. See “Social Security System-Health System Reform” below. The registered unemployment rate decreased to 11.2 percent by the end of 2007 and to 9.5 percent by the end of 2008. However, by the end of 2009 the registered unemployment rate had increased to 12.1 percent. As at December 31, 2010 the registered unemployment rate amounted to 12.3 percent.

The registered unemployment rate is calculated as the ratio of the number of registered unemployed persons to the economically active civilian population, i.e., excluding persons in active military service as well as employees of State-funded entities engaged in national defense and public safety. A person who is between the ages of 18 and 60 (for women) and 65 (for men) and is available for work but is not performing any kind of paid work is treated as unemployed.

The following table shows the unemployment rate in Poland at the end of 2006 through 2010:

	December 31,
	2006	2007	2008	2009	2010
	(%)
Registered unemployment rate	14.8	11.2	9.5	12.1	12.3

Source: Central Statistical Office

The following table shows the number of persons employed in Poland by major sector (including budgetary entities involved in national defense and public safety) for the periods indicated.

	2006	2007	2008	2009
	(thousands)
Agriculture, forestry and fishing	2,135	2,138	2,128	2,125
Industry	2,954	3,083	3,061	2,892
Construction	731	825	878	883
Trade; repair of motor vehicles	2,095	2,211	2,287	2,180
Transportation and storage	670	702	733	694
Accommodation and catering	229	239	275	253
Information and communication	190	212	233	240
Financial and insurance activities	310	330	348	334
Real estate activities	179	185	193	193
Professional, scientific and technical activities	432	463	473	480
Administrative and support service activities	339	372	374	376
Public administration and defense; compulsory social security	880	895	919	965
Education	1,044	1,052	1,058	1,072
Human health and social work activities	698	718	729	748
Arts entertainment and recreation	136	142	146	146
Other service activities	198	142	146	146

Total Employed Persons	13,220	13,771	14,037	13,782

Source: Central Statistical Office

The relaxation of immigration controls resulting from Poland’s EU membership has offered Polish workers the opportunity to seek employment across the EU. As a result of this opportunity, a significant number of Polish workers have left the Polish workforce. The Central Statistical Office estimates that, as at December 31, 2009, 1.9 million workers were staying abroad (of which 1.6 million within the EU) for a period of more than three months and workers who left Poland between May 2004 and the end of 2008 stayed to work abroad in almost 90 percent of the cases. Despite Poland’s resilience during the global financial crisis, as compared to other EU states, no mass return movement has been seen. In terms of immigration into Poland, the OECD estimates that Poland has the lowest level of foreign workers in the domestic labor market of all the OECD states approximately amounting to 0.3 percent at the end of 2009.

The Privatization Process

The new Government formed after parliamentary elections held on October 21, 2007 announced a significant acceleration of the privatization process to increase effectiveness and efficiencies of companies and encourage investment. On April 22, 2008 the Government announced a four-year privatization program with a list of entities not earmarked for privatized, including some strategic companies and public media companies.

The privatization program for the years 2008-2011 covers the majority of companies from key finance, power, chemical and petroleum sectors where privatization has already started or is due to commence. It also covers other industries, including companies with minority State shareholdings (the so called residues, i.e., less than 10 percent stakes) and companies from the National Investment Fund Program, or NIF Program. The NIF Program is aimed to engage both strategic investors and financial investors interested in participating in the privatization process.

The number of Polish State-owned enterprises fell significantly due to the ongoing privatization efforts, from 8,453 in 1990 to 117 as at the end of December 2010. As at December 31, 2010 the Minister of Treasury exercised supervisory control over 910 companies with Treasury shareholdings.

Since the beginning of the privatization process and until December 31, 2010, privatization proceeds and other Treasury revenues have amounted to PLN 125 billion and about PLN 7.7 billion from signed and initialed contracts. Realization of these revenues is expected to be achieved in the near future following issuance of the necessary approvals from the relevant authorities and institutions. Approximately 98 percent of all proceeds were from capital privatization (see “Capital (or Indirect) Privatization”). Poland has utilized several methods to facilitate the transfer of assets from State control to private ownership, including privatization, liquidation, declaration of bankruptcy and transfers to municipalities.

Privatization gained momentum in the mid-1990s with the passing by the Polish parliament of a new law on commercialization and privatization of State enterprises in 1996. While privatization proceeds accounted for only PLN 780 million in 1993, revenues were PLN 13.3 billion in 1999 and PLN 27.2 billion in 2000 when the incumbent telecommunications operator, TP S.A., was privatized, raising approximately PLN 18.9 billion.

Although the core privatization programs have been completed, there are still substantial State-owned assets available for privatization. Since the new Government took office, the Treasury has received a total of PLN 31 billion in revenues from privatization transactions, of which PLN 22 billion in 2010.

Poland is open to foreign investment and allows foreign investors access to the privatization of State property on the same basis as domestic investors, based on transparent procedures.

The primary methods for the transfer of State-owned enterprises and assets to private ownership are direct privatization and capital (indirect) privatization.

A number of privatization transactions positively influenced revenues for 2010. The initial private offering, or IPO, of Tauron Polska Energia S.A. was completed on June 30, 2010, when the State Treasury sold 49.4% of the shares of the company. Privatization revenues from this IPO amounted to PLN 4 billion. On March 23, 2011, the State Treasury sold an additional 11.9% of Tauron Polska Energia S.A. shares for PLN 1.3 billion and completed the privatization of the company.

On March 9, 2011, Bank BGŻ filed a prospectus with the Polish Financial Supervisory Authority for purposes of listing its shares on the Warsaw Stock Exchange, or WSE. The IPO of the Company is expected to be completed in early 2012. The Rabobank Group and the State Treasury are the majority shareholders of Bank BGŻ.

On January 13, 2011, the Office of Competition and Consumer Protection, or OCCP, issued a decision prohibiting the proposed acquisition of Energa SA by PGE Polska Grupa Energetyczna SA for a total consideration of PLN 7,529,913,842. According to the OCCP, the acquisition would significantly restrict competition and give the new group a dominant position in the Polish electricity market. The State Treasury owns a majority interest in both Energa SA and PGE Polska Grupa Energetyczna SA.

In addition, according to the “Program for the Electrical Powers Sector” and “Poland’s Energy Policy until 2030” there are currently on-going privatization measures in the electricity and energy sectors.

Direct Privatization

Direct privatization involves the sale of the assets of a State enterprise, contribution of State assets into a company or signing a leasing arrangement with a potential investor. As of year end 2010, a total of 2,220 direct privatization transactions had been completed and such entities had been removed from the register of State enterprises.

Capital (or Indirect) Privatization

Capital (or indirect) privatization involves the commercialization of a State enterprise prior to sale. The State enterprise is first converted into a joint stock or limited liability company owned by the Treasury (a process known as “commercialization”) and, thereafter, shares in the relevant company are sold either as part of a public offering or directly to a strategic investor. As of year end 2010, of the 1,761 entities which had been converted into State-owned joint stock companies, shares or stakes in 1,200 of such companies had been sold through indirect privatization, transfers of shares to the NIF Program, and other methods of privatization.

Restitution

Prior to 1990, many individuals and businesses were deprived of their property under post-war Communist nationalization or expropriation laws. Until adoption of the Compensation Act, restitution claims can only be enforced if the property was nationalized illegally. Claims for restitution have been successful in cases where both administrative and civil procedures have been used by the claimants. As at the end of December 2010, 34,490 claims corresponding to a value of PLN 590 million were resolved in favor of the claimants. Property owned by the religious communities is being returned based on the legislation adopted for this purpose and under current restitution proceedings contained in the Administrative Code.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland’s current account has been in deficit since 1996. The deficit amounted to U.S.$3.7 billion in 2005, U.S.$9.4 billion in 2006, U.S.$20.3 billion in 2007, U.S.$25.6 billion in 2008, U.S.$9.6 billion in 2009 and U.S.$15.9 billion in 2010.

Measured by official balance of payments statistics, the trade deficit was U.S.$2.8 billion in 2005, U.S.$7.0 billion in 2006, U.S.$17.1 billion in 2007, U.S.$26.0 billion in 2008, U.S.$4.4 billion in 2009 and U.S.$8.0 billion in 2010. Poland’s exports of goods measured in U.S. dollar have grown from approximately U.S.$18.4 billion in 1994 to U.S.$162.3 billion in 2010.

Up to the end of 2005, Poland had experienced an improvement in the balance of trade as a result of exports growing faster than imports. In 2006, this situation reversed and the balance of trade deteriorated as a result of faster growth of imports than exports, mainly due to the stronger złoty and the rise in oil prices. This trend continued in 2007 and 2008. In 2009, the balance of trade improved as imports decreased more quickly than exports. In 2010, as a result of faster growth of imports than exports, the situation reversed again and the balance of trade deteriorated.

In 2005, the value of exports increased by 17.8 percent, while the value of imports increased by 13.3 percent. In 2006, the value of exports increased by 21.9 percent and the value of imports increased by 25.5 percent. In 2007, the value of exports increased by 23.7 percent and the value of imports increased by 30.5 percent. In 2008, the value of exports increased by 22.8 percent and the value of imports increased by 25.9 percent. In 2009, the value of exports decreased by 20.4 percent and the value of imports decreased by 28.4 percent. In 2010, the value of exports increased by 14.2 percent and the value of imports increased by 16.3 percent.

Foreign direct investment, or FDI, inflows have financed a substantial portion of the current account deficit. According to the NBP’s calculation methods, net FDI amounted to U.S.$7.0 billion in 2005, and increased in 2006 and 2007 to U.S.$10.7 billion and U.S.$18.0 billion, respectively. In 2008 and 2009, net FDI decreased and amounted to U.S.$10.4 billion and U.S.$8.7 billion respectively. In 2010, net FDI continued to decrease and amounted to U.S.$5.2 billion. Net FDI financed 187.1 percent of the current account deficit in 2005, 114.2 percent in 2006, 88.8 percent in 2007, 40.6 percent in 2008, 90.6 percent in 2009 and 32.7 percent in 2010.

The following table sets out Poland’s balance of payments and related statistics for the periods indicated.

	2006	2007	2008	2009	2010(1)
	(U.S.$ millions)
Current account	(9,394)	(20,253)	(25,554)	(9,598)	(15,899)

Balance on Goods	(7,006)	(17,057)	(25,972)	(4,355)	(7,971)
Goods: exports f.o.b.	117,468	145,337	178,427	142,085	162,267
Goods: imports f.o.b.	124,474	162,394	204,399	146,440	170,238

Balance on Services	736	4,758	5,006	4,795	3,489
Services: Credit	20,592	28,914	35,549	28,986	32,480
Services: Debit	19,856	24,156	30,543	24,191	28,991

Balance on Income	(9,728)	(16,448)	(12,844)	(16,575)	(17,379)
Income: Credit	9,040	10,140	11,126	7,304	7,099
Income: Debit	18,768	26,588	23,970	23,879	24,478

Balance on Current Transfers	6,604	8,494	8,256	6,537	5,962
Current transfers: Credit	11,955	15,244	16,633	15,336	12,746
Current transfers: Debit	5,351	6,750	8,377	8,799	6,784

Capital Account	2,105	4,771	6,115	7,040	8,668

Capital account: Credit	2,573	5,410	7,089	7,438	9,233
Capital account: Debit	468	639	974	398	565

Financial Account	13,101	38,879	39,307	36,435	39,856

Direct investment abroad	(9,149)	(5,664)	(4,613)	(5,100)	(4,743)
Direct investment in Poland	19,876	23,651	14,978	13,796	9,947

Portfolio investment assets	(4,649)	(6,340)	2,358	(264)	(919)
Equity securities	(2,996)	(5,882)	1,457	(678)	(929)
Debt securities	(1,653)	(458)	901	414	10

Portfolio investment liabilities	1,527	925	(4,455)	16,315	27,536
Equity securities	(2,128)	(470)	564	1,579	7,739
Debt securities	3,655	1,395	(5,019)	14,736	19,797

Other investment assets	(3,919)	(1,771)	5,217	5,275	(4,216)
Monetary authorities	9	(225)	(699)	(1,023)	28
Central and local government	(30)	(323)	(116)	(174)	(928)
MFI (excluding Central Bank)	(1,937)	2,677	7,236	7,232	(1,861)
Other sectors	(1,961)	(3,900)	(1,204)	(760)	(1,455)

Other investment liabilities	10,104	30,124	26,815	8,105	12,975
Monetary authorities	(765)	7,253	(6,178)	2,898	1,709
Central and local government	(1,192)	(1,429)	(1,529)	2,751	2,617
MFI (excluding Central Bank)	5,589	14,555	23,602	(471)	5,923
Other sectors	6,472	9,745	10,920	2,927	2,726

Financial derivatives	(689)	(2,046)	(993)	(1,692)	(724)

Net errors and omissions	(3,332)	(10,360)	(21,832)	(19,135)	(17,491)

Overall Balance	2,480	13,037	(1,964)	14,742	15,134

Official Reserve Assets	(2,480)	(13,037)	1,964	(14,742)	(15,134)

(1)	Preliminary data.

Source: NBP

Foreign Direct Investment

FDI comprises the inflow of capital for the purchase of shares in direct investment enterprises, reinvested earnings and a balance of other capital transfers (mainly inter-company loans).

In 2009, the value of FDI into Poland amounted to U.S.$13,796 million, a decrease by U.S.$1,182 million or 7.9 percent when compared with U.S.$14,978 million in 2008, which was a decrease of U.S.$8,673 million, or 36.7 percent, from U.S.$23,651 million in 2007, which was an increase of U.S.$3,775 million, or 19.0 percent, from U.S.$19,876 million in 2006. Reinvested earnings increased in 2009 in line with the profitability of Polish companies while equity capital and other capital (mainly intercompany loans) decreased in 2008, primarily as a result of reduced reinvested earnings as the profitability of Polish companies decreased. The increase in 2007 was primarily a result of increased reinvested earnings as the profitability of Polish companies grew.

The following table sets out the inflow of FDI to Poland in the years indicated.

	Components of FDI inflow
	Shares/equity capital	Reinvested earnings	Inter-company loans	Total
	(U.S.$ million)
2006	7,382	5,753	6,741	19,876
2007	7,728	9,340	6,583	23,651
2008	9,873	(1,116)	6,221	14,978
2009	5,313	5,754	2,729	13,796

Source: NBP

In 2009, reinvested earnings in direct investment enterprises were the main component of FDI and amounted to U.S.$5,754 million, equaling 41.7 percent of total FDI. Capital for the purchase of shares amounted to U.S.$5,313 million, equaling 38.5 percent of total FDI, a decrease of 46.2 percent from EUR 9,873 million in 2008. In 2008, capital for the purchase of shares in direct investment enterprises was the main component of FDI, equaling 65.9 percent of total FDI. Other capital (mainly inter-company loans), as a component of FDI inflow, decreased from U.S.$6,221 million in 2008 to U.S.$2,729 in 2009 (a 56.1 percent decrease).

In 2009, 82.2 percent of FDI inflow was from EU countries, mainly Germany, France, Luxembourg, Netherlands and Sweden. The most significant investment from outside the EU came from residents of the United States of America, Switzerland, Japan and Canada.

Foreign Trade

Economic liberalization in Poland has led to a gradual opening up of the economy. Exports accounted for 37.1 percent of GDP in 2005, 40.4 percent in 2006, 40.8 percent in 2007 and 39.9 percent in 2008. According to preliminary data, exports accounted for 39.5 percent of GDP in 2009. Imports accounted for 37.8 percent of GDP in 2005, 42.2 percent in 2006, 43.7 percent in 2007, 43.9 percent in 2008 and 39.4 percent in 2009.

Focus of Trade

As the economic transformation of Poland and its integration into the European Union have progressed, Poland intensified and increased its international trade with other EU countries. In the period between January and September 2010, trade with EU countries accounted for 78.7 percent of exports and 59.0 percent of imports. Germany is Poland’s largest trading partner, accounting for 26.0 percent of exports and 21.7 percent of imports from January to September 2010. During the same period, trade with other EU countries accounted for 52.7 percent of exports and 37.3 percent of imports.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated.

	2006		2007		2008		2009		January –September 2010(1)
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
	%
Developed Countries:
Germany	27.2	24.0	25.9	24.1	25.0	23.0	26.1	22.4	26.0	21.7
Other EU countries	50.2	39.2	53.0	40.1	52.8	38.9	53.5	39.5	52.7	37.3
Other developed countries	5.8	7.0	5.2	6.9	5.2	7.4	6.0	7.2	6.1	7.9

Total developed countries	83.2	70.2	84.1	71.1	83.0	69.3	85.6	69.1	84.8	66.9

Central and Eastern Europe:
CEFTA(2)	1.9	0.8	0.8	0.3	0.8	0.2	0.7	0.2	0.7	0.2
Russian Federation:	4.3	9.7	4.6	8.7	5.2	9.7	3.7	8.5	4.1	10.3
Other Central and Eastern Europe(3)	4.5	1.9	4.4	1.6	4.3	1.7	3.1	1.2	3.1	1.4

Total Central and Eastern Europe	10.7	12.4	9.8	10.6	10.3	11.6	7.5	10.0	7.9	11.9
Developing countries	6.1	17.4	6.1	18.3	6.7	19.1	6.9	20.9	7.3	21.2

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
(2)	In 2006, CEFTA comprised Bulgaria, Romania, Croatia and Macedonia. As from May 1, 2007, CEFTA comprised Albania, Bosnia and Herzegovina, Croatia, the former Yugoslavia Republic of Macedonia, the Republic of Moldova, Montenegro, Serbia and Kosovo.
(3)	“Other central and eastern Europe” includes European countries of the former USSR.

Source: Central Statistical Office

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (for example, exports and imports of commodities in the same industry or production group in a given time). The most significant export items in 2009 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and other manufactured articles (for example, other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products representing a relatively greater share of imports than exports. Imports consist mostly of manufactured goods.

The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the years indicated.

	2006		2007		2008		2009		January – September 2010(1)
	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)
Natural Resource-Based Goods:
Food and Live Animals	9,240	8.4	11,677	8.4	14,541	8.5	13,065	9.6	10,347	9.1
Beverages and Tobacco	796	0.7	1,158	0.8	1,577	0.9	1,962	1.4	1,587	1.4
Non-Food Raw Materials (excluding fuel)	2,498	2.3	3,201	2.3	3,847	2.2	2,577	1.9	2,543	2.2
Mineral Fuels, Lubricants and Related Materials	4,917	4.5	5,275	3.8	7,306	4.2	4,214	3.1	4,272	3.8
Animal and Vegetable Oils	198	0.2	277	0.2	363	0.2	285	0.2	214	0.2

Subtotal	17,649	16.1	21,588	15.5	27,634	16.0	22,103	16.2	18,963	16.7

Manufactured Goods:
Chemicals and Related Products	7,836	7.1	10,194	7.3	13,513	7.9	10,706	7.8	9,652	8.5
Manufactured Goods Classified Chiefly by Material	25,273	23.1	32,136	23.2	37,540	21. 8	26,674	19.5	23,092	20.4
Machinery and Transport Equipment	44,12	40.2	56,774	40.9	71,085	41.4	59,033	43.2	47,311	41.7
Miscellaneous:
Manufactured Articles	14,644	13.4	18,030	13.0	21,970	12.8	18,037	13.2	14,240	12.6
Non-Classified	62	0.1	63	0.1	118	0.1	88	0.1	73	0.1

Subtotal	91,935	83.9	117,197	84.5	144,226	84.0	114,538	83.8	94.368	83.3

Total	109,584	100.0	138,785	100.0	171,860	100.0	136,641	100.0	113,331	100.0

(1)	Preliminary data.

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the years indicated.

	2006		2007		2008		2009		January – September 2010(1)
	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)	(U.S.$ millions)	(%.)
Natural Resource-Based Goods:
Food and Live Animals	6,285	5.0	8,688	5.3	11,882	5.7	10,301	6.9	8,053	6.4
Beverages and Tobacco	644	0.5	949	0.6	1,090	0.5	948	0.7	780	0.6
Non-Food Raw Materials (excluding fuel)	3,827	3.0	4,910	3.0	6,462	3.1	4,086	2.7	3,815	3.0
Mineral Fuels, Lubricants and Related Materials	13,066	10.4	16,352	9.9	23,881	11.2	14,105	9.4	13,425	10.7
Animal and Vegetable Oils	443	0.3	493	0.3	782	0.4	499	0.3	383	0.3

Subtotal	24,265	19.2	31,392	19.1	44,097	20.9	29,939	20.0	26,456	21.0

Manufactured Goods:
Chemicals and Related Products	16,914	13.5	21,290	13.0	27,464	13.0	20,960	14.0	18,381	14.7
Manufactured Goods Classified Chiefly by Material	26,151	20.8	34,709	21.2	39,577	18.7	26,043	17.4	22,374	17.9
Machinery and Transport Equipment	47,170	35.9	58,445	35.6	74,493	35..5	53,170	35.6	42,548	34.0
Miscellaneous	10,007	8.1	14,131	8.6	19,129	9.1	15,917	10.6	12,888	10.3
Manufactured Articles Non-Classified	3,138	2.5	4,205	2.5	5,719	2.8	3,541	2.4	2,684	2.1

Subtotal	101,380	80.8	132,780	80.9	166,382	79.1	119,631	80.0	98,875	79.0

Total	125,645	100.0	164,172	100.0	210,479	100.0	149,570	100.0	125,331	100.0

(1)	Preliminary data.

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

In 2008, the average effective rate of tariffs imposed by Poland on imports was 0.92 percent compared to 1.07 percent in 2007. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland’s membership in the WTO. On January 1, 2002, all remaining customs barriers for industrial exports from EU member states to Poland were lifted. Since accession to the EU on May 1, 2004, Poland has applied the EU’s trade policy.

Official Reserves

By the end of 2006, Poland’s official reserves amounted to U.S.$48.5 billion. Reserves increased to U.S.$65.7 billion by the end of 2007 and decreased in 2008 to U.S.$62.2 billion. At the end of December 2009 and 2010, reserves increased and amounted to U.S.$79.6 billion and U.S.$93.5 billion, respectively.

The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the years indicated.

	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
2006	46,381.2	2,103.1	48,484.3	4.7
2007	62,978.1	2,767.4	65,745.5	4.9
2008	59,318.0	2,862.1	62,180.1	3.7
2009	75,938.4	3,652.9	79,591.3	6.5
2010	88,848.0	4,666.4	93,514.4	-

(1)	Including Poland’s reserve position in IMF.
(2)	Based on average imports of goods.

Source: NBP

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement. Some restrictions still exist on direct investment in non-OECD countries or countries with which Poland has not concluded agreements on bilateral protection of investments and on real estate acquisitions and short-term capital movements (as listed in the OECD Code of Liberalization of Capital Movements).

The złoty is however fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with złoty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit. A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the new Foreign Exchange Law in 2002, whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate was established against a basket of currencies and was devalued at a fixed rate. Since April 2000, the złoty has floated freely. The NBP has the right to intervene in foreign exchange markets, but only has done so once, in April 2010, since the free floating of the złoty. See “About this Prospectus” for more information regarding exchange rates between the złoty and the U.S. dollar.

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions subordinated to political priorities. The reform of the Polish banking system began in 1989 when Parliament adopted the Banking Law and the NBP Act (both as defined below). As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were established, which later underwent a process of continuous consolidation.

In June 2010, there were 48 domestic commercial banks in Poland, of which nine were banks with majority Polish held equity and 39 were banks with majority foreign held equity. As at the end of the second quarter of 2010, 66.7 percent of the commercial banks’ assets were held by foreign controlled banks (including branches of credit institutions). There were also 576 co-operative banks and 20 branches of credit institutions operating in Poland. Moreover, four domestic banks performed services abroad either through a subsidiary or a branch.

The Polish banking sector is stable and well capitalized. The banks’ capital adequacy recently increased as a result of share issuances and the retention of profits generated in 2008 and 2009. The capital adequacy ratio of the Polish banking sector increased from 11.1 percent in December 2008 to 13.9 percent in October 2010. Since the onset of the financial crisis in 2008, no bank has required the use of public support for capital increase. Moreover, the results of macroeconomic stress tests conducted by the National Bank of Poland have shown that the overall standing of the banking sector is good without posing systemic risk.

As the banking sector in Poland performs mostly commercial banking activities and has not had extensive involvement in investment banking or product structuring linked to subprime debt, it has not been directly affected by the global financial crisis. However, the banking sector has been affected by the macroeconomic implications of the crisis, mainly by the necessity to create impairment charges along with the loan portfolios quality deterioration. Therefore, financial results in 2009 and 2010 were lower compared to the period preceding the crisis. Additionally, the banks’ portfolio remained under pressure from higher funding costs due to competition for retail deposits and higher spreads on foreign exchange swaps and currency interest rate swaps.

Net earnings in the Polish banking sector in 2009 were approximately 36 percent lower compared to 2008, but net earnings in the first three quarters of 2010 were approximately 26 percent higher compared to the same period in 2009. The growth in net earnings in 2010 was primarily driven by a decline in the growth rate of impairment charges on the loan portfolio and only a small increase in operating expenses.

In 2009 and 2010, loans to the non-financial sector continued to increase, especially PLN-denominated housing and consumer loans, although at a lower pace than before the onset of the financial crisis in 2008. PLN-denominated housing and consumer loans increased respectively by 28.6 (all data after excluding the impact of foreign exchange rate changes) and 15.2 percent in 2009 and by 29.4 percent and 3.05 percent in the first three quarters of 2010. Growth of foreign exchange loans was slowed and amounted to 5.8 percent in September 2010, down from the peak of 68.8 percent in October 2008. As of October 2010, PLN-denominated loans dominated the housing loans market (approximately 70 percent); however, since the beginning of 2010, there has been a gradual increase in the euro-denominated loans (approximately 17 percent). Loans to enterprises in December 2009 and October 2010 declined by 3.6 and 1.8 percent, respectively. Since May 2010, however, the monthly growth rate has been positive. The main reason behind a decrease in loans to enterprises was the tightening of banks’ credit policies and the global downturn.

The National Bank of Poland

The NBP is the central bank of Poland. The primary legislation governing the NBP is the Act on the National Bank of Poland of August 29, 1997, or the NBP Act, and the Banking Law of August 29, 1997, or the Banking Law, both of which are consistent with EU standards. The NBP has two directing bodies, the President and the Management Board (consisting of the President and six to eight Members, including two Deputy Presidents). Monetary policy decisions are taken by the Monetary Policy Council, or MPC. The President of the NBP is appointed for a six year term by the Sejm after nomination by the President of the Republic of Poland, with strictly limited rights of removal.

The Constitution of the Republic of Poland and the NBP Act confirm the NBP’s independence, which is essential for the credibility of, and a prerequisite for, Poland’s participation in the EMU. According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy. The NBP provides banking services to the central government. The NBP acts as banker to the Government and to other banks in the banking system. The NBP operates accounts, amongst others, for banks and the central government. The NBP may act as a financial agent to the Government. However, the NBP is not liable for the obligations of the State Treasury in this respect.

According to the NBP Act, the role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm together with the draft budget submitted by the Council of Ministers. The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning the use of the NBP’s key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy. It is also required to present a report to the Sejm on the performance of the monetary policy guidelines within five months of the end of each fiscal year.

Under the NBP Act, the powers of the President are separated from those of the MPC and the Management Board of the NBP. The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members from outside the NBP. Members are appointed for terms of six years. The last Chairman, Slawomir Skrzypek, was appointed in January 2007 and died in the plane crash on April 10, 2010; the First Deputy President, Piotr Wiesiołek, stepped in following his death until Marek Belka was appointed as President of the NBP by the Sejm on June 10, 2010 and took office on June 11, 2010. The tenure of all of the current members, except the Chairman, began in 2010. Three members of the MPC are appointed by the Sejm, three by the Senate and three by the President of the Republic of Poland. The MPC meets at least once a month. It makes decisions by a majority vote and has a quorum of at least five members, including the Chairman. In the event of a tied vote, the Chairman has the deciding vote. The positions taken by MPC members during votes are published in official publications.

The NBP carries out the foreign exchange policy established by the Council of Ministers in consultation with the MPC. The procedure for setting the exchange rate of the złoty against foreign currencies is laid down by the Council of Ministers in consultation with the MPC. Since April 2000, the złoty has been freely floating. The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

The NBP produces a semi-annual Financial Stability Report, which analyses the stability of the domestic financial system, in particular the banking sector, as subject to real and potential market shocks and disruptions to the financial system. These reports are largely based on the banks’ financial statements, which are sent to the NBP either in the form of monthly balance sheet updates or quarterly profit and loss accounts, and are designed to inform market participants about the level of stability in the Polish banking system given a range of contingencies and potential stresses.

Monetary Policy

The basic objective of the MPC’s monetary policy is to ensure price stability (i.e., low and stable price inflation), which provides a foundation for economic growth over the long term. In order to achieve this, taking into consideration the increased integration of the Polish economy with the global economy and given the need to anchor inflation expectations at a low level, the MPC’s strategy is based on inflation targeting. As part of its strategy, the MPC focuses on factors that could jeopardize low inflation and adjusts its monetary policies accordingly. The NBP influences price growth indirectly, by controlling and influencing expectations of the future level of short-term interest rates, which have an impact on inflation through the monetary transmission mechanism.

The permanent inflation target, set forth in the Monetary Policy Strategy adopted by the MPC in February 2003, is 2.5 percent with a symmetrical tolerance range for deviations of +/-1 percentage point. The target is defined in terms of annual CPI inflation. Every year the MPC also publishes Monetary Policy Guidelines, providing an outline for the monetary policy in a one-year perspective. In the most recent publication, released in September 2010, the MPC confirms that inflation targeting is an effective method of ensuring price stability and confirms the main tenets of the ongoing monetary strategy.

Since the introduction of the permanent target of 2.5 percent the average CPI inflation in Poland has been at 2.8 percent. In 2010, CPI inflation was running close to the target level, amounting to 2.6 percent on an average basis. The NBP aims to ensure that it remains at the target of 2.5 percent in the medium term.

The MPC pursues the inflation targeting strategy under a floating exchange rate regime, which should be maintained until Poland’s accession to the ERM II. Participation in ERM II for a period of two years is a condition of Poland’s adoption of the euro. Poland plans to join the ERM II and the euro area at the earliest possible date, after meeting the necessary legal, economic and organizational requirements.

Money Supply

In December 2010, the annual rate of growth of broad money supply was 8.7 percent in nominal terms, or 5.4 percent in real terms. Starting from the beginning of the second quarter of the 2007 reporting period, the methodology of compiling certain monetary supply aggregates has been changed. The changes included, among others, a modification of the definitions of broad and narrow money aggregates, M3 and Ml, respectively. For the purposes of comparability, historical data have been adjusted accordingly.

The following table sets out data on monetary aggregates for the periods indicated.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(PLN millions)
Cash in circulation	68,767.6	77,160.0	90,741.2	89,777.6	92,711.0
Demand deposits	207,063.2	258,106.2	258,977.9	298,567.2	356,617.9

Narrow Money (M1)	275,830.9	335,266.2	349,719.1	388,344.9	449,328.9

Time deposits	205,364.0	214,027.5	310,582.5	326,391.1	325,466.2
Deposits redeemable at notice up to three months:	15.6	50.6	11.6	21.9	16.8
Repurchase agreements	10,806.9	8,192.4	3,468.2	3,093.7	5,168.8
Debt securities with maturity below two years	2,932.1	3,757.7	1,797.5	1,843.0	2,049.6

Broad Money (M3)	495,309.5	561,623.8	666,304.6	720,232.5	782,533.2

Annual Changes (%)
Broad Money (nominal)	16.0	13.4	18.6	8.1	8.7
Broad Money (CPI deflated)	15.0	10.9	14.4	4.6	6.1

Source: NBP

Polish monetary statistics are maintained in accordance with the requirements of the European Central Bank and as such, they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

Control over interest rates is the NBP’s principal instrument of monetary policy in connection with its strategy to reach predetermined inflation targets. The NBP influences the level of nominal short-term money market rates by determining the yield of open market operations, standing facilities and required reserves.

The NBP’s reference rate reflects the general direction of monetary policy. It determines the yield obtainable on main open market operations, which are executed on a regular weekly basis in the form of issues of NBP bills with a seven-day maturity. As a consequence of liquidity surplus in the banking sector, open market transactions are used to absorb excess liquidity from the market. Starting from 2008, such transactions are conducted on a scale enabling the stabilization of the Polish Overnight Index Average, or POLONIA, around the NBP reference rate. The transition from influencing the level of the Warsaw Interbank Offered Rate Spot Week to the POLONIA rate results from the trends in the term structure of the money market and enables the NBP to more effectively affect the economy through the monetary policy transmission mechanism.

The NBP’s deposit and Lombard rates determine the corridor for overnight interest rates in the interbank market. The deposit facility makes it possible for commercial banks to place their liquidity surplus on a deposit account at the central bank. The Lombard facility enables banks to obtain credit from the central bank on an overnight basis.

The basic function of the required reserve system is to limit the volatility of short-term market interest rates by cushioning the impact of movements in banking sector liquidity. The terms and conditions of the reserve requirements system are uniform for all banks. The reserve ratios applied by the NBP are:

•	zero for repo operations; and

•	3.0 percent for other liabilities included in the reserve base.

Banks are obliged to maintain an average balance of funds on accounts with the NBP during the reserve period at a level not lower than the required reserves. Since May 2004, the holdings of minimum reserves have been remunerated (0.9 percent of the NBP’s rediscount rate).

The following table sets out details of interest rates set by the NBP and changes made to them since 2006:

	Lombard Rate	Reference Rate	Deposit Rate
Effective Date	(%)
February 1, 2006	5.75	4.25	2.75
March 1, 2006	5.50	4.00	2.50
April 26, 2007	5.75	4.25	2.75
June 28, 2007	6.00	4.50	3.00
August 30, 2007	6.25	4.75	3.25
November 29, 2007	6.50	5.00	3.50
January 31, 2008	6.75	5.25	3.75
February 28, 2008	7.00	5.50	4.00
March 27, 2008	7.25	5.75	4.25
June 26, 2008	7.50	6.00	4.50
November 27, 2008	7.25	5.75	4.25
December 24, 2008	6.50	5.00	3.50
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00
January 20, 2011	5.25	3.75	2.25

Source: NBP

The global financial crisis affected the implementation of Poland’s monetary policy to a certain extent and was mainly reflected in the narrowing of domestic and foreign exchange banking sector liquidity. The NBP responded to these conditions by introducing several new measures, announced on October 13, 2008 as the Confidence Package. The measures were focused on accomplishing three goals:

•	supplying banks with the złoty for periods longer than one day;

•	supplying banks with foreign currencies; and

•	expanding the possibilities for banks to obtain liquidity in złoty by broadening the range of collateral in operations with the NBP.

The NBP implemented new measures introducing the following changes in the operational framework of the monetary policy:

•	providing liquidity in the form of repo transactions, with maturities of up to six months;

•	conducting foreign exchange swap transactions (the NBP signed agreements with the ECB and the Swiss National Bank which allowed the NBP to acquire foreign currencies from other central banks);

•	redeeming NBP’s ten-year bonds issued in 2002 (as a structural open market transaction completed in January 2009);

•	lowering the required reserve rate from 3.5 percent to 3.0 percent; and

•

extending the list of collateral accepted in the liquidity providing transactions (EIB bonds, municipal bonds, mortgage bonds and Treasury securities denominated in currencies other than the złoty). The previous list consisted of Treasury and NBP securities.

Bank Regulation

With effect from January 1, 2008, banking supervision is carried out by the Polish Financial Supervision Authority, or the PFSA, as stipulated in the Act of July 21, 2006 on the supervision of the financial market, or the

Financial Market Supervision Act. The PFSA started its operations on September 19, 2006 and was formed from the former Polish Securities and Exchange Commission and the Insurance and Pensions Funds Supervisory Commission.

Prior to 2008, banking activities were supervised by the Commission for Banking Supervision of the NBP and by its executive body, the General Inspectorate of Banking Supervision, or GIBS, whose role as an independent department of the NBP was to enforce banking regulation and to ensure compliance with banking laws, with a view to safeguarding deposits held by banks.

The remit of the PFSA is much broader and its responsibilities include undertaking measures aimed at ensuring the regular operation of the financial market, including its stability, safety and transparency, as well as ensuring confidence in the financial market and protecting the interests of market participants. Consumer-related issues such as customer complaints procedures, financial education and codes of best practice, which received less emphasis prior to January 1, 2008, are among the top priorities of the PFSA.

As from January 1, 2008, GIBS was incorporated into the PFSA and its employees became employees of the PFSA. The new structure is intended to maintain the strengths of the former banking supervisory system and combine them with the PFSA’s corporate culture and the skills of its personnel. Requirements for banking supervision inspectors remain unchanged. Regional branches carry out their previous duties.

According to Article 4, paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:

•	exercising supervision (as defined in Article 1.2) over the financial market;

•	taking actions fostering the proper operation of the financial market;

•	taking actions promoting the development of the financial market and its competitiveness;

•	taking educational and informational actions related to the operation of the financial market;

•	participating in the preparation of drafts of legal acts relating to financial market supervision;

•

creating opportunities for amicable and conciliatory resolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities which are subject to the PFSA’s supervision and the customers buying their services; and

•	performing other statutorily assigned tasks.

According to the Banking Act, the activities of banks, branches and representative offices of foreign banks, as well as of branches and representative offices of credit institutions, shall be subject to supervision exercised by the PFSA, the scope and principles of such supervision being set out in the Banking Act and the Financial Market Supervision Act. The PFSA may, in circumstances specified in the Banking Law, repeal the authorization of the bank or may dissolve the bank. In certain circumstances specified in the Banking Act, the PFSA shall order the suspension of a bank’s operations and petition the court of appropriate jurisdiction for a declaration of bankruptcy.

The current supervisory requirements includes among others:

•	capital adequacy principles, consistent with EU Directives, requiring a minimum 8.0 percent risk-weighted capital ratio calculated in accordance with international standards;

•

classification of banks’ assets and application of specific provisions with respect to problem loans (ranging from 100.0 percent for “loss”, 50.0 percent for “doubtful”, 20.0 percent for “substandard”, and 1.5 percent for “watch” loans); and

•	large exposure limits, consistent with EU directives, including 20.0 to 25.0 percent of capital for individual exposures and 800.0 percent for aggregate large exposures.

Since January 1, 2008, all banks in Poland fulfill the requirements of Basel II rules. Banks which have adopted the International Financial Reporting Standards, or IFRS, assess the value of impaired assets and respective provisions according to their individually accepted methodologies.

The Banking Law also provides rules and procedures for the establishment and the organization of state banks, co-operative banks and joint-stock banks as well as establishing a requirement for the approval of the PFSA for the execution of voting rights exceeding 10.0 percent (and specified percentage thresholds thereafter) of votes at a bank’s shareholder meeting if, as a result of acquisition of the bank’s shares, a shareholder exceeds a specified percentage increase with respect to voting rights.

The Bank Guarantee Fund, or the BGF, is an institution managing the deposit-guarantee scheme in Poland. The regulations by the Act on the Bank Guarantee Fund comply with Directive 2009/14/EC of the European Parliament and of the Council of March 11, 2009 amending Directive 94/19/EC on deposit-guarantee schemes as regards the coverage level and the payout delay. The basic tasks of the BGF are:

•	to reimburse, up to the amount specified by the Act on the BGF, deposits in the event of the bankruptcy of a bank which is a participant in the deposit guarantee scheme;

•	to provide financial assistance to banks facing insolvency;

•	to support processes involving the merger of endangered banks with strong bank entities; and

•	to collect and analyze information about entities covered by the guarantee system, including the preparation of analyses and forecasts concerning the banking sector.

From December 2010, the guaranteed amount for bank deposits covered by the BGF has been increased to the counter value of €100,000 in PLN and other currencies per person held per one bank. The Act on the Bank Guarantee Fund does not currently provide for any guarantee cover for deposits at risk held in the co-operative savings and loan societies (so-called SKOKs), because these entities do not participate in the BGF.

On February 12, 2009, Parliament passed the Act of February 12, 2009 on Support for Financial Institutions, or the Financial Support Act. On February 25, 2009, the Financial Support Act was signed by the Polish President. It provides that the Minister of Finance, representing the State Treasury, at the request of a financial institution after consultation with the Chairman of the PFSA and the President of the NBP, will be able to provide financial institutions established in Poland with support in a crisis. The support will be given by way of, among other things, granting loans through the purchase of securities. The Financial Support Act provides new support instruments for the interbank market and financial institutions which, in the event of a crisis, are aimed at allowing these institutions to maintain their financial liquidity. These instruments include Treasury guarantees, loans and securities, as well as deferred payments and installment payments with respect to the sale of Treasury securities. Further, the Financial Support Act also provides for State guarantees for interbank deposits. They will only be able to be granted to banks considered “fundamentally sound banks” and sufficiently strong in terms of capital. The new solutions will also allow support to be given to the NBP. Pursuant to the Financial Support Act, the State Treasury will be able to grant a guarantee of repayment by banks taking advantage of the refinancing facility granted by the NBP. Such a guarantee may be given for up to 50.0 percent of the outstanding amount of the refinancing facility. On February 14, 2011 the President of the Republic of Poland signed the Act on Support for Financial Institutions and Recapitalization of Some Financial Institutions which extends the validity of the Financial Support Act and the Act of February 12, 2010 on Recapitalization of Some Financial Institutions, both previously being in force until December 31, 2010. Under the Act of February 12, 2010 on Recapitalization of Some Financial Institutions, the time limits (previously connected to the duration of the European Commission’s decision on the compatibility of providing aid with the EU common market principles and regulations) for using the various tools provided for in the Act of February 12, 2010 on Recapitalization of Some Financial Institutions have been removed. Poland has also taken a variety of other measures to address the global financial crisis. See “The Economy—Recent Trends in the Economy”.

Capital Markets

Warsaw Stock Exchange

In 1991, Poland enacted its first legislation regarding public trading in securities and the establishment of the WSE. In November 2010, the Warsaw Stock Exchange went public and its shares were listed in Warsaw.

The WSE operates the Main Market and also acts as an operator of the alternative market called NewConnect (established in August 2007) for smaller companies.

In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe. The system facilitates and optimizes corporate and municipal bonds issuances.

BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills. Treasury BondSpot Poland, the successor of the Electronic Treasury Securities Market (2002 - 2004), is an integral part of the Primary Dealer system developed by the Ministry of Finance in cooperation with the National Bank of Poland, the National Depository for Securities and the banking sector.

Securities legislation regulates the public offering of securities and the operations of securities brokers. The PFSA has enforcement powers and supervises the financial markets, including the securities and commodities markets. See “Bank Regulation” above. Since July 2005, trading of securities has been regulated by three acts: the act on public offering, conditions governing the introduction of financial instruments to organized trading and public companies of July 29, 2005, the act on trading in financial instruments of July 29, 2005 and the act on capital market supervision of July 29, 2005. These acts replaced the former act on public trading of securities.

Since January 1998, with the launch of futures contracts based on the WIG20, the WSE blue chip index, the WSE also operates a derivatives market. In January 2001, the first equity futures contracts were introduced. In September 2003, trading in options based on the WIG20 was launched on the WSE. In 2010, the WSE enabled short selling under new rules and listed the first Exchange Traded Fund (ETF).

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian. Each broker and custodian is required to hold a securities account in the National Depository for Securities and maintain a cash account with a clearing bank.

The system is fully computerized. All securities admitted for trading on the WSE markets are registered in book-entry form only. Shareholders are supplied with deposit certificates and account statements by the broker or custodian with whom they hold an account.

In December 2010, there were 49 members of the WSE (28 local members and 21 foreign members) and out of a total of 64 investment firms conducting their activities under Polish law, 14 were banks conducting brokerage activities and 50 were independent entities. In December 2010, there were 2,371 licensed brokers of securities, 202 commodities brokers and 336 licensed investment advisors.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

The following table sets forth selected indicators relating to the equity component of the WSE as at the end of the periods indicated:

	As at December 31,
	2006	2007	2008	2009	2010
Market capitalization(1)
(in PLN millions)	635,909	1,080,257	465,115	715,822	796,482
(in U.S.$ millions)	218,488	439,737	157,038	251,139	268,710
(% of GDP)	60	101	44	53	56
Turnover in PLN millions(2)	338,696	479,480	331,316	345,864	234,288
WIG index	50,412	55,648	27,229	39,986	47,490
Average P/E ratio	13.5	17.7	11.0	14.3	18.2
Dividend Yield	2.6	2.0	3.1	3.6	2.4
Listed companies
Main Market	284	351	374	379	400
NewConnect		24	84	107	185

(1)	Includes domestic and foreign companies.
(2)	One-sided (single-counted) turnover including session and off-session (block transactions) of shares.

Source: WSE

Investment Funds

In Poland, investment funds operate under the provisions of the Act on Investment Funds of May 27, 2004. In accordance with this act, investment funds may be created as an open-end investment fund (UCITS), specialized open-end investment fund or a closed-end investment fund. This act significantly broadened the range of investment funds by adding new products, such as umbrella funds, funds of funds, master-feeder funds, funds with various participation unit categories, money market funds, securitization funds, exchange traded funds and non-public asset funds, the latter being created to foster the growth of the private equity sector in Poland.

By the end of December 2009, the PFSA had granted permits to 43 fund management companies that managing 369 investment funds. The value of assets managed by Polish investment funds in December 2009 was PLN 93.4 billion (U.S.$32.7 billion).

Pension Funds

By the end of December 2010, the PFSA had granted permits to 50 fund management companies that managing 383 investment funds. The value of assets managed by Polish investment funds in December 2010 was PLN 134.2 billion (U.S.$45.5 billion).

Pension Funds

By the end of December 2010, the relevant supervisory authority had granted permits to 14 fund management companies managing 14 pension funds. The value of assets managed by Polish pension funds in December 2010 achieved a level of PLN 221.3 billion (U.S.$74.7 billion).

Treasury Securities

The following table sets forth certain information with respect to the sale of Treasury securities on the domestic market for the periods indicated.

	2010				Total
	Q1	Q2	Q3	Q4	2010
	(PLN billions)
Gross sales of Treasury securities
Treasury bonds	44.7	28.7	35.1	21.8	130.3
Treasury bills	14.4	11.2	8.7	0.8	35.0

Total	59.1	39.9	43.8	22.7	165.4

Net sales of Treasury securities
Treasury bonds	15.4	23.8	20.1	4.2	63.5
Treasury bills	0.6	(8.4)	(4.3)	(7.5)	(19.6)

Total	16.0	15.4	15.9	(3.3)	44.0

Trading of Treasury bonds is conducted on three secondary markets: the OTC market, Treasury BondSpot Poland (previously MTS Poland) and the WSE. In 2010, the value of Treasury bond transactions increased by 62.7 percent to PLN 8,307.2 billion, compared to 2009. The most significant market by value is the OTC market which in 2010 accounted for 96.1 percent of the total turnover of Treasury securities. Turnover on Treasury BondSpot Poland amounted to about 3.9 percent, while trading on the WSE did not exceed 0.1 percent.

The main holders of Treasury bonds issued on the domestic market at the end of December 2010 were domestic institutional investors (non-banking sector) representing PLN 248.3 billion (49 percent), the domestic banking sector representing PLN 130.5 billion (25.7 percent) and foreign investors representing PLN 128.3 billion (25.3 percent).

The average time to maturity, or ATM, of domestic marketable debt decreased slightly from 4.23 years at the end of 2008 to 4.08 years at the end of December 2009 and then increased to 4.30 years at the end of December 2010. The duration increased from 2.86 years at the end of 2008 years to 2.88 years at the end of December 2009 and to 2.97 years at the end of December 2010.

Insurance Market

As at September 30, 2010, the total assets of Poland’s insurance companies amounted to approximately PLN 140.7 billion while the assets of the life insurance sector amounted to approximately PLN 90.9 billion. The assets of the non-life insurance sector were PLN 49.7 billion as at September 30, 2010. Investments of insurance companies were primarily held in debt securities and other fixed income securities (45.4 percent), followed by deposits with credit institutions (11.3 percent), shares or participating interests in subordinated undertakings (7.2 percent) and shares, participating interests and other variable yield securities, units and investment certificates in investment funds (5.4 percent).

According to industry data, as at September 30, 2010 the largest market share, by gross premiums written, was held by PZU S.A. (16.5 percent), followed by PZU Życie S.A. (14.7 percent), TUnŻ S.A. (8.83 percent) and TUnŻ Warta S.A. (4.63 percent). As at September 30, 2010, there were 45 insurance companies controlled by foreign investors (compared to 47 as at December 31, 2009 and 47 as at December 31, 2008). As at September 30, 2010, FDI in the insurance market reached PLN 4.34 billion, compared to PLN 4.24 billion as at December 31, 2009 and 4.10 billion as at December 31, 2008. At the September 30, 2010, foreign capital accounted for 78.0 percent of the total equity capital of insurance companies in Poland, compared to 77.9 percent at the end of 2009 and 77.1 percent at the end of 2008.

As at September 30, 2010, there were 63 licensed insurance companies operating in Poland, of which 31 were life insurance companies and 33 were non-life insurance companies.

PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 95, or ESA95).

The Polish methodology differs from ESA 95 in two significant respects:

•	under ESA 95, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and

•

the scope of the public sector is defined differently under the two methodologies (for example funds formed within BGK, i.e., the National Road Fund and the Railway Fund, are excluded under Polish methodology and included under ESA 95).

According to the last fiscal notification issued in October 2010, in 2009 the general government balance decreased by about 3.5 percentage points of GDP (from 3.7 percent of GDP in 2008 to 7.2 percent of GDP in 2009).

The factors behind the deterioration in the fiscal balance include:

•	the world economic crisis and its impact on Poland’s macroeconomic performance including of the Polish economy and thus the fiscal balance (automatic stabilizers); and

•

the implemented structural reforms, in particular the tax-rate reform between 2007 and 2009, which lowered the average and marginal tax rates through cuts in income taxes and social security contribution rates and introduced a child tax credit, with an adverse influence on the general government balance of an estimated 2 percent of GDP annually and the net costs of the pension reform (implemented in 1999).

Because the Polish general government deficit according to ESA 95 was above and not close to the 3 percent of GDP reference value set in the Treaty establishing the European Community, the Council of the EU decided on July 7, 2009, in accordance with Article 104(6), that an excessive deficit exists in Poland. According to a letter sent to the European Commission, the Ministry of Finance assured the Commission that its actions to reduce the deficit will be sufficient to eliminate the excessive deficit in 2012. Moreover, if necessary the Polish government is willing to take additional measures to achieve this goal. On January 29, 2010, the Government published a “Plan of Development and Consolidation of Public Finance for 2010-11” where it defined a set of proposals to contain the general government deficit increase and public debt and create the conditions for meeting long-term development objectives. The government has undertaken a number of new measures in order to rationalize public expenditures and increase the control over public funds. In the draft 2011 Budget Act the expenditure rule was applied, which limits the growth rate of “flexible” expenditure and all new “fixed” expenditure (not determined by already enacted laws) of central government to 1 percent annually. When the structural deficit of the general government sector is close to the medium-term objective target (deficit of 1 percent of GDP), a second, permanent rule (currently under preparation) will operate. Recently, Poland also introduced four-year rolling fiscal plans to provide medium term fiscal guidance.

In March 2011, the Polish Government corresponded with the EU commission and listed the deficit-reduction measures and their estimated direct budgetary impacts. The Polish Government estimates that the total direct deficit-reducing effects of new and previously adopted structural measures in 2011 and 2012 to amount to approximately 2.4 percent and 2 percent of GDP, respectively. These measures include amending the pension reform, implementing temporary expenditure rules (including not increasing salaries of employees within the public sector), lower spending on the active labor market policy, implementation of abolition of early retirement scheme and new deficit rules for local governments. In addition, the Polish Government undertook to adopt further measures, if necessary, to meet the 2012 deadline.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA95) for the years indicated.

	2006	2007	2008	2009	2010 (planned)
	(as a % of GDP)
General government balance	(3.6)	(1.9)	(3.7)	(7.2)	(7.9)
Central government	(4.1)	(3.1)	(3.9)	(5.2)	(5.9)
Local government	(0.3)	0.1	(0.2)	(1.0)	(1.0)
Social security funds	0.7	1.1	0.4	(1.0)	(1.0)

Source: Central Statistical Office

The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated:

	2006	2007	2008	2009	2010(1)	2011(2)
	(PLN millions, except as otherwise indicated)
Total revenue	197,640	236,368	253,547	274,184	249,007	273,144
Total expenditure	222,703	252,324	277,893	298,028	301,221	313,344
Balance	(25,063)	(15,956)	(24,346)	(23,844)	(52,214)	(40,200)
GDP (PLN billions)	1,060	1,175	1,275	1,343	1,412	1,496

	(as a % of GDP)
Total revenue	18.6	20.1	19.9	20.6	18.4	18.3
Total expenditure	21.0	21.5	21.8	22.7	22.3	20.9
Balance	(2.4)	(1.4)	(1.9)	(1.8)	(3.9)	(2.7)

(1)	The 2010 Budget Act, without EU resources budget.
(2)	The 2011 Budget Act, without EU resources budget.

Source: Ministry of Finance, Central Statistical Office

The following table sets out certain information regarding total revenues and expenditure for local governments for the years indicated:

	2006	2007	2008	2009	Q3 2010
	(PLN millions, except for percentages)
Total revenues	117,04	131,38	142,569	154,842	117,962
Total expenditure	120,038	129,113	145,183	167,828	117,060
Balance	(2,998)	2,267	(2,614)	(12,986)	902
As % of GDP	(0.3)	0.2	(0.2)	(1.0)	-
GDP	1,060,031	1,176,700	1,272,838	1,343,657	-

Source: Ministry of Finance, Central Statistical Office

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year. The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

The 2011 Budget Act

On February 1, 2011, the President signed the 2011 Budget Act. It provides for revenues of PLN 273.1 billion and expenditures of PLN 313.3 billion.

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated:

	2006	2007	2008	2009	2010(1)	2011(2)
	(PLN millions)
NOMINAL REVENUES
Tax Revenue	174,876.0	206,385.2	219,499.4	214,878.8	223,225.0	242,670.0
VAT and other Indirect taxes	127,412.4	146,482.1	153,677.7	154,957.7	160,840.0	179,670.0
Corporate Income Tax	19,337.5	24,540.2	27,159.7	24,156.6	26,300.0	24,800.0
Personal Income Tax	28,125.3	35,358.5	38,658.5	35,763.7	36,085.0	38,200.0
Non-tax Revenue	20,779.1	22,448.3	19,308.9	27,433.4	22,411.2	28,049.4
Dividends	4,045.2	3,622.5	3,319.8	8,326.5	4,223.5	3,590.5
Transfers from the NBP	1,158.0	2,478.3	-	-	-	1,717.0
Custom Duties	1,385.9	1,747.6	1,728.8	1,627.5	1,804.0	1,831.0
Payments, fees, interests and others	12,501.7	12,733.9	12,095.5	14,777.3	13,656.3	18,526.3
Revenue of Budgetary Units	1,688.3	1,866.0	2,164.8	2,702.0	2,727.4	2,384.6
Contributions to State budget from EU	1,984.7	-	-	-	-	-
Revenue from EU and other non-returnable means	-	7,534.1	14,739.0	31,871.3	3,370.42	2,425.0

TOTAL REVENUE	197,639.8	236,367.5	253,547.3	274,183.5	249,006.6	273,144.4

	Revenues as a percentage of GDP
GDP	1,060,031	1,176,737	1,275,432	1,343,657	1,350,190	1,496,329
Tax Revenue	16.5	17.5	17.2	16.0	16.5	16.2
VAT and other Indirect taxes	12.0	12.4	12.0	11.5	11.9	12.0
Corporate Income Tax	1.8	2.1	2.1	1.8	1.9	1.7
Personal Income Tax	2.7	3.0	3.0	2.7	2.7	2.6
Non-tax Revenue	2.0	1.9	1.5	2.0	1.7	1.9
Dividends	0.4	0.3	0.3	0.6	0.3	0.2
Transfers from the NBP	0.1	0.2	-	-	-	0.1
Custom Duties	0.1	0.1	0.1	0.1	0.1	0.1
Payments, fees, interests and others	1.2	1.1	1.0	1.1	1.0	1.2
Revenue of Budgetary Units	0.2	0.2	0.2	0.2	-	0.2
Contributions to State budget from EU	0.2	-	-	-	-	-
Revenue from EU and other non-returnable means	-	0.6	1.2	2.4	0.2	0.2

TOTAL REVENUE	18.6	20.1	19.9	20.4	18.4	18.3

(1)	2010 Budget Act, without EU resources budget.
(2)	2011 Budget Act, without EU resources budget.

Source: Ministry of Finance

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated(1):

	2006	2007	2008	2009	2010(5)	2011(5)
	(PLN millions)
Total State Budget Expenditures	222,703	252,324	277,894	298,028	301,221	313,344
of which
Subsidies(2)	2,036	1,951	2,832	3,170	3,260	4,446
Foreign Debt Service	4,479	4,890	5,122	6,675	8,276	8,813
Social Insurance	50,333	54,225	64,037	64,010	72,156	72,282
Current Expenditures of the Budget Sphere	87,122	90,422	96,399	93,073	97,710	103,540
Domestic Debt Service and Guaranties	23,288	22,609	19,995	25,553	26,592	29,622
Capital Expenditures(3)	11,066	13,260	14,920	14,654	16,080	15,599
Subsidies to Local Authorities(4)	34,540	36,756	40,460	45,043	47,184	48,358
EU own resources	9,839	10,629	12,213	13,418	14,095	15,656
Financing EU co-financed projects	N/A	17,582	21,916	32,432	N/A	N/A
Co-financing EU projects	N/A	N/A	N/A	N/A	15,868	15,028

	Expenditures as a percentage of GDP

Total State Budget Expenditures	21.0	21.4	21.8	22.2	22.3	20.9
of which
Subsidies(2)	0.2	0.2	0.2	0.2	0.2	0.3
Foreign Debt Service	0.4	0.4	0.4	0.5	0.6	0.6
Social Insurance	4.7	4.6	5.0	4.8	5.3	4.8
Current Expenditures of the Budget Sphere	8.2	7.7	7.6	6.9	7.2	6.9
Domestic Debt Service and Guarantie	2.2	1.9	1.6	1.9	2.0	2.0
Capital Expenditures(3)	1.0	1.1	1.2	1.1	1.2	1.0
Subsidies to Local Authorities(4)	3.3	3.1	3.2	3.4	3.5	3.2
EU own resources	0.9	0.9	1.0	1.0	1.0	1.0
Financing EU co-financed projects	N/A	1.5	1.7	2.4	N/A	N/A
Co-financing EU projects	N/A	N/A	N/A	N/A	1.2	1.0
GDP (PLN millions)	1,060,031	1,176,737	1,275,432	1,343,657	1,350,190	1,496,329

(1)	From 2010 financing EU resources budget is excluded from the State budget (without part concerning technical assistance and national co-financing).
(2)	Subsidies to enterprises.
(3)	Capital expenditures include investments and equity contributions.
(4)	General subventions to local governments.
(5)	The Budget Act.

Source: Ministry of Finance

Financing the State Budget Deficit

The State Treasury finances the budget deficit by issuing its own debt securities (known as “Treasury securities”) in the domestic as well as the international markets. Treasury securities may be issued as Treasury bills (instruments with a maturity up to one year) or as Treasury bonds (instruments with a maturity of more than one year). The main objective of the debt management strategy is minimization of long-term debt servicing costs, subject to maintaining appropriate risk levels (including refinancing, exchange rate, interest rate and liquidity risks). Subject to this overall debt management strategy, the State Treasury has flexibility in terms of choosing which market, currency and instrument type to issue. However, the major part of the State Treasury’s funding is expected to come from the domestic Treasury bonds market, with the financing structure depending on market conditions at the time of the issuance.

The State’s budget deficit for 2010 amounted to approximately PLN 45 billion, while total net borrowing requirements amounted to PLN 66 billion and gross borrowing requirements to PLN 180 billion. The budget deficit for 2011 is projected to amount to PLN 40.2 billion according to the Budget Act, while total net and gross borrowing requirements are expected to amount to PLN 56.3 billion and PLN 167.5 billion, respectively. The borrowing requirements in 2010 were financed mainly by issuances in the domestic market with Treasury bond issuances in the international markets representing 14 percent of total issues of Treasury securities. Some additional funding was also obtained through loans from international financial institutions, mainly the EIB and the World Bank.

Financing in the domestic market in 2010 was primarily obtained by the sale of Treasury bonds with issues of Treasury bills decreasing by PLN 19.6 billion compared with 2009. As a result of the improving situation in the domestic financial markets, this funding was mainly consisted of issuances of Treasury bonds with maturities ranging from five to 20 years. Five-year, 10-year and other long term bonds (namely, 20-year fixed rate, floating rate and index-linked bonds) amounted to 22 percent, 20 percent and 16 percent, respectively, of total issuance. In 2010, the main demand in the domestic market came from foreign investors and, as a consequence, their holdings of domestic Treasury securities reached record levels. Foreign financings mainly consisted of issues of Treasury bonds denominated in Euros, U.S. dollars and Swiss francs. The State Treasury’s issuance policy in 2010 resulted in an improvement of its debt structure (with the average term to maturity of domestic debt increasing from 4.1 to 4.3 years and the average for total debt increasing from 5.2 to 5.4 years).

The budget deficit for 2011 is projected according to the Budget Act to amount to PLN 40.2 billion while total net and gross borrowing requirements are expected to amount to PLN 56.3 billion and PLN 167.5 billion, respectively. As in previous years, the process of funding will comply with the main strategic objective (minimization of long-term debt servicing costs subject to constraints on the level of risks) and the flexibility in choosing the market, currency and instrument type. The major part of funding is assumed to come from the domestic Treasury bond market with the financing structure depending on the market situation. Funding from international Treasury bond markets and from international financial institutions (loans in the EIB and the World Bank) is expected to correspond to 2010 levels.

Revenues

The principal source of the State’s budgetary revenues is taxation. The principal taxes in the Polish tax system are a tax on goods and services, or VAT, corporate income tax, or CIT, personal income tax and excise tax. There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Value Added Tax

VAT levied on the supply of goods and services and other activities in Poland complies with the rules of Council Directive 2006/112/EC on the common system of value added tax. The following VAT rates apply (from January 1, 2011):

•	23 percent-standard rate;

•	reduced rates:

•	8 percent (for example, on certain food items, medicines, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);

•	5 percent (for example, on certain unprocessed agricultural products, books and specialist periodicals); and

•	0 percent (for exports and intra-Community supplies and selected services such as international transport).

Furthermore, the VAT system provides for exemptions (without the right to deduct the input tax) for certain services, such as educational, healthcare and welfare and financial services (with exceptions).

Corporate Income Tax

In order to increase the competitiveness of the Polish economy, the CIT rate has been gradually reduced from 40.0 percent at the end of 1996 to the current rate of 19.0 percent.

For the purposes of the equal treatment of entities located in Poland and in other EU member states, provisions regarding the taxation of dividends were changed with effect from January 1, 2007. Currently dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. Nevertheless, income from dividends is exempted from taxation if dividends are paid by a Polish company to entities with their seat in Poland, another EU member state, an EEA member state or to Switzerland and provided certain other specific requirements are fulfilled.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. From July 1, 2013, interest and royalties will be exempted from income tax, provided that the amounts are received by a company located in an EU member state (other than Poland) or Switzerland. Certain other requirements must be satisfied as well, particularly that interest and royalties are paid by a Polish company or a foreign permanent establishment located in Poland and the beneficial owner is a company subject to income tax in another EU member state or Switzerland. However, during the transitional period from July 1, 2009 until June 30, 2013 the rate of income tax on interest and royalties is fixed at 5.0 percent. From January 1, 2011 all EEA member states (other than Poland) are covered by these preferential provisions.

Personal Income Tax

In 2010, PIT was levied on personal income at progressive tax rates starting at 18.0 percent on the initial PLN 85,528 earned and increasing to 32.0 percent on earnings above that threshold. Taxpayers who operated a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent. In a limited number of cases those taxpayers can choose to pay income tax on a lump-sum basis. Income from selling securities and other financial instruments is subject to an income tax rate of 19.0 percent, which is specified in a separate tax return and sent at the end of the tax year.

Excise Tax

Since May 2004, excise goods have been divided into (a) harmonized goods, such as energy products, alcohol beverages (ethyl alcohol, intermediary products, fermented beverages, wine and beer) and tobacco products and (b) non-harmonized goods, such as electricity, cars, cosmetics and gambling machines.

New excise provisions came into effect on March 1, 2009. Since then, products subject to excise include energy products, electricity, alcoholic beverages, manufactured tobacco and cars. These provisions also resulted in various changes to excise rates, including increases in the excise rates on ethyl alcohol, beer, wine, cigars and certain automobiles. In 2010, higher excise duty rates on cigarettes, cigars and fine cut tobacco were introduced. As for the 11-month period ended November 30, 2010, the State revenue from excise duty amounted to PLN 50,835 million.

Social Security System

Expenditure

A major component of State expenditure is social security payments. Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the State budget. Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables under “Public Finance”. The Social Insurance Fund and the Pension and Disability Fund (for farmers) are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditure

The growth of social expenditure paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to Poland’s ability to limit its State budget deficit in the medium term.

The refund in respect of the transfer of contributions to open pension funds, or OPFs, amounted to, according to preliminary data, PLN 22.3 billion in 2010, compared to PLN 14.9 billion in 2006 (see “Pension System Reform” below). The transfers are reflected in the budgetary expenditure in macroeconomic terms representing a long-term saving for the whole economy and reducing the negative impact of the budget deficit on national savings. The transfers amounted to PLN 16.2 billion in 2007, PLN 19.9 billion in 2008 and PLN 21.1 billion in 2009.

Pension System Reform

On January 1, 1999, Poland introduced a new multi-pillar pension system. The first pillar is a notional defined contribution system, where pensions are based on an indexation formula. The indexation formula, which is directly linked with contributions, seeks to reduce activity in the shadow economy and ensure that in the long term pension expenditure can be fully financed by contributions. Such formula is expected to contribute to improving public finances. The second pillar involves private pension funds managed by private institutions, OPFs. The third pillar comprises voluntary savings schemes, such as employee pension schemes and individual pension insurance policies. Participation in the first two pillars is mandatory. The first pillar receives 12.22 percent and the second 7.30 percent of the total 19.52 percent pension contribution (in the form of an earmarked payroll tax).

At the end of 2010, there were 14 second pillar pension funds with more than 14.9 million members accounting for PLN 221.46 billion of net pension fund assets. On December 31, 2010, Treasury securities and stocks listed on the WSE constituted the majority of total assets held by OPFs (accounting for 52.4 and 36.1 percent of total assets held by pension funds, respectively). The investment strategy of pension funds is strictly regulated by law.

The goal of the Polish pension reform is to reduce the pressure on public finances (by introducing a defined contribution formula in the public “pay-as-you-go” system), support the development of domestic capital markets and diversify and increase future pensions (based on investments in equity markets). Simultaneously, however, the introduction of the second pillar is a substantial burden for public finances in the short and medium term due to the fact that its pension funds are outside the public sector and transfers from the pension funds to the second pillar are recorded as expenditure, according to the ESA95.

In order to reduce the high costs relating to the pension system reform, certain legislative changes to the pension system will take effect on May 1, 2011. Under the new legislation, transfers to private pension funds will be initially reduced to 2.3 percent (from the current 7.3 percent) and subsequently gradually increased to up until 3.5 percent in 2017. The decrease in the contribution to OPFs will be offset by a corresponding increase in the contribution to State pension funds and, as a result, each employee’s total contribution will continue to be at 19.52 percent of such employee’s gross salary. However, the increase in contribution into State pension funds will also contribute to lowering the State deficit, initially by 0.6 percent of GDP in 2011 and 1.1 percent of GDP in 2012. The changes are expected to result in higher contributions (an average of 0.9 percent of GDP on an annual basis until the expiration of the transitional period by the end 2017) to the public pension fund, partially offset by higher pension expenditure in the future (an average of approximately 0.7 percent of GDP on an annual basis until the expiration of the transitional period by the end 2017). Amendments are further expected with respect to the regulations regarding the investment policy of the pension funds for purposes of ensuring that at least 90 percent of new contributions will be invested into equities. Thus, the reduction in new funding should not affect demand for equities. The decreased transfers to OPFs are expected to reduce their demand for Treasury securities but will at the same time reduce the borrowing requirements of the State budget and, accordingly, reduce the issuance of Treasury securities by a similar amount. The net effect for the Treasury securities market is expected to be neutral.

Health System Reform

Currently, management of the healthcare system is co-ordinated by a national health fund, into which employers are required to make a mandatory payment of 9.0 percent of each individual employee’s wages. The budget expenditure on healthcare amounted to PLN 5.5 billion in 2010. The Government is currently reviewing a reform of the health system.

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated:

	2006	2007	2008	2009	2010(1)
	(PLN millions)
Social Insurance Fund
Revenues	125,392	129,721	137,330	140,471	159,934
Transfers from State budget	24,483	23,893	33,230	30,503	38,112
Transfers to Open Pension Funds	14,920	16,219	19,911	21,086	22,347
Expenditure	119,763	123,755	136,133	153,438	161,043
Pension Fund
Revenues	16,205	15,942	16,185	17,064	16,333
Transfers from State budget	14,933	14,681	14,868	15,705	14,936
Expenditure	16,039	15,460	16,794	17,046	16,573
Labour Fund
Revenues	7,512	8,386	9,110	10,326	10,971
Budget Transfers	268	287	322	352	279	(2)
Expenditure	5,514	5,353	5,756	11,245	12,376
Health Fund
Revenues	37,577	44,020	52,810	56,938	57,467
Budget Transfers to National Health Fund	2,137	3,717	5,127	5,672	5,466
Health premiums financed by State budget	2,122	2,542	3,575	3,782	3,326	(3)
Funds for execution of commissioned tasks	4	12	10	1	0
State budget subsidy for healthcare of specific type of beneficiaries	11	17	73	167	213
State budget subsidy for medical rescue units	-	1,146	1,469	1,722	1,726
Transfers from National Health Fund to State budget	321	80	0	0	0
Expenditure	36,709	42,257	51,658	57,633	58,730

(1)	Preliminary data.
(2)	As at the end of November 2010.
(3)	According to 2010 Budget Act.

Source: Ministry of Finance

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by State-owned financial institutions, other State-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover the liabilities of Polish entities. As at December 31, 2010, the amount of such guarantees (including expected interest payments) was PLN 73.2 billion, of which PLN 25.1 billion related to guarantees provided to cover the liabilities of Polish entities indebted to foreign entities.

The following table sets out total public sector debt as at the dates indicated:

	As at December 31,
	2006	2007	2008	2009	2010(1)
	(PLN millions)
Public finance sector debt	504,264	527,442	597,796	669,876	748,486
Central government sector debt	477,920	500,214	566,915	623,592	693,808
of which
State Treasury debt	476,552	498,963	565,461	622,390	692,657
Local government sector debt	23,283	24,483	28,106	39,325	53,531
Social Security sector debt	5,060	2,745	2,775	6,960	1,146

(1)	Preliminary data.

Source: Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issue and residence of the targeted investors. All instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and all instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued. In “Total External Debt”, Poland’s gross external debt is classified on the basis of the residence of the creditor. For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively.

In nominal terms, Poland’s total State Treasury debt has grown from PLN 478.5 billion at the end of 2006 to PLN 701.8 billion at the end of December 2010. This nominal growth came primarily from growth in internal State Treasury debt used to finance budget deficits and to make payments to external creditors.

Between 2003 and 2010, Poland repurchased the majority of its outstanding Brady Bonds, issued by the State Treasury in 1994 to Poland’s creditors in connection with its commercial debt restructuring. See “Paris Club and London Club Agreements” below.

The following table sets out categories of the State Treasury’s debt as at the dates indicated as aggregate amounts and as percentages of nominal GDP:

	As at December 31,
	2006	2007	2008	2009	2010
	(PLN millions except for percentages)
Domestic State Treasury Debt	352,328	380,409	420,202	462,744	507,012
as a percentage of GDP	33.2	32.4	33.0	34.4	35.9
International State Treasury Debt	126,198	121,122	149,744	168,733	194,839
as a percentage of GDP	11.9	10.3	11.8	12.6	13.8
Total State Treasury Debt	478,526	501,531	569,946	631,506	701,851
as a percentage of GDP	45.1	42.6	44.7	47.0	49.7
GDP	1,060,031	1,176,737	1,275,432	1,343,657	1,412,784

Source: Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt. This supervision is two-fold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector, which is autonomous in contracting liabilities).

Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt to GDP ratio. The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds at 50.0, 55.0 and 60.0 percent of GDP, violation of which is followed by sanctions to prevent the Constitutional limit from being breached. In particular, under the Public Finance Act:

•

If in any year public debt is between 50.0 percent and 55.0 percent of GDP, the deficit provisioned for in the budget for the year after the next year may not exceed the deficit in the budget prepared for the next year.

•

If in any year public debt is between 55.0 percent and 60.0 percent of GDP, the following measures are required: (a) the deficit provisioned for in the budget for the year after the next year must be lower than the deficit in the budget prepared for the next year, (b) the budget deficit of local governments less cumulated budgetary surplus from previous years and liquid funds in budget resolutions adopted for the year after the next year can only be derived from expenditure relating to the execution of current projects financed through EU funds and non-refundable financial assistance from EFTA member countries, (c) under the budget for the year after the next year (i) salaries of employees within the public sector may not be increased, (ii) any reevaluation of such employees’ pensions may not exceed the CPI for the next year, (iii) no new loans and credits from the State budget may be granted and (iv) there may be no increase in expenditures of the Sejm, the Senate and certain other State bodies and public authorities, (d) the Council of Ministers must conduct a review of (i) State budget expenditures financed through foreign credits and (ii) long-term projects and (e) the Council of Ministers must present a remedial program ensuring a decrease of the ratio of public debt to GDP.

•

If in any year public debt exceeds 60.0 percent and items (a), (c) and (d) above are in force, the budget of local government units for the year after the next year must at least be balanced and a ban of granting of new sureties and guarantees by public finance sector entities will be introduced. In addition, the Council of Ministers must present a remedial program to the Parliament aimed at reducing the ratio of public debt to GDP below 60.0 percent.

Since the accession to the EU, Poland has also been obliged to observe the Maastricht Criteria, including with regard to deficit (3.0 percent of GDP) and public debt (60.0 percent of GDP) limits. Failure to meet the Maastricht Criteria could result in a delay to Poland’s ability to adopt the euro. In May 2009, the European Commission announced that it had initiated an excessive deficit procedure for Poland, due to the fact that Poland’s budget deficit exceeded the 3.0 percent threshold established by the Maastricht Criteria. Poland was previously under an excessive deficit procedure from 2004 until July 2008.

The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2011-2014 (approved by the Council of Ministers in September 2010) is the minimization of long-term debt servicing costs subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular credit and operational risk) and distribution of debt servicing costs over time.

Refinancing Risk

In an attempt to manage refinancing risk, an increase of the role of medium-and long-term instruments in financing the State budget borrowing requirements in the domestic market is aimed at keeping a pace following investor demand. The debt management strategy aims for an even distribution of redemptions and interest payments of domestic and foreign debt in subsequent years. Further, it is intended for the ATM of domestic debt to be at least 4.5 years by 2014. It is assumed that the current level of foreign debt refinancing risk does not restrain cost minimization.

Exchange Rate Risk

In an attempt to manage exchange rate risk, the debt management strategy is designed to maintain the exchange rate risk measured by the share of foreign currency debt in State Treasury debt in the period preceding the entry to the euro zone to between 20.0 and 30.0 percent and an effective (after swaps) share of the euro, as a future domestic currency, of at least 70.0 percent. Derivatives may also be used in managing the exchange rate risk in order to target the currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy is designed to maintain the term of domestic debt between 2.5 and four years and to separate the management of the interest rate and refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives. It is assumed that the current level of foreign debt interest rate risk does not restrain cost minimization.

State Budget Liquidity Risk

In an attempt to manage State budget liquidity risk, the debt management strategy is designed to maintain an adequate level of liquid State budget funds while managing them efficiently and budgeting the supply of Treasury securities appropriately throughout the year, taking into account seasonal considerations as well as current and expected market conditions. Use of foreign currencies and State Treasury financial assets in managing domestic currency liquidity needs is possible. Consolidation of liquidity management of the central government is planned, including utilization of liquid funds of State agencies and special purpose funds in managing State budget liquidity.

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with domestic and foreign entities of high creditworthiness and the use of instruments designed to limit credit risk. Diversification of the various derivative instruments is an important component of this approach.

Distribution of Debt Servicing Costs Over Time

Two goals of the debt management strategy involve setting bond coupons at levels close to their yields over the sales period and the smooth distribution of annual debt servicing costs, in each case through the use of available instruments, especially switching auctions and derivatives.

The objective of the debt management strategy is pursued through two key strategies:

•

choosing instruments, market structure and issuance dates, which entails minimization of costs within the timeframe of debt instruments with the longest maturities and the most significant debt volume share; and

•

increasing the efficiency of the Treasury securities market, which entails aiming to have the spread between Treasury securities issued by Poland and EU countries with highest credit ratings reflect only the difference in creditworthiness between the nations and not inefficiencies in the organization or infrastructure of the Treasury securities market.

The scope of implementing the cost minimization objective provides for flexibility in choosing the market, currency and instrument type in financing the borrowing requirements. The domestic market will remain the main source of financing for the State budget borrowing requirements. Foreign markets issuance should primarily:

•	ensure diversification of Poland’s investor base in major financial markets;

•	take into account the foreign currency borrowing requirements, including principal and interest payments on foreign debt;

•	strengthen Poland’s position in the euro market, which is deemed strategic from the perspective of full integration under the EMU;

•	access attractive financing in international financial institutions;

•	stabilize the domestic market by ensuring the safe of financing of the State budget borrowing requirements in the event of temporary disruptions to the domestic market; and

•

take into account the possible buying and selling of foreign currencies by the NBP as an available instrument of managing foreign currency borrowing requirements and utilize foreign currencies to finance borrowing requirements in PLN, while taking into account monetary policy considerations and financial rationale.

Internal State Treasury Debt

Poland’s internal State Treasury debt has increased from PLN 352.3 billion (33.2 percent of GDP) at the end of 2006 to PLN 462.7 billion at the end of 2009 (34.4 percent of GDP) and to PLN 507.0 billion at the end of 2010.

The internal public debt comprises three categories:

•

marketable Treasury securities with maturities of up to 30 years, including short-term Treasury bills, as well as fixed, floating rate and CPI-linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers, and fixed and floating rate bonds sold through the national network of Customer Service Outlets, or CSOs, to individuals at prices fixed by the issuer;

•

securities not freely marketable, issued in the past to certain domestic State-owned financial institutions, and certain other State debt in the form of long-term liabilities issued in connection with the restructuring of the State banking system and other debt; and

•	savings bonds, which are sold through the CSOs to individuals at nominal value, are not freely marketable and currently have maturities of up to ten years.

At the end of 2010, marketable Treasury securities constituted approximately 98.5 percent of domestic State Treasury debt.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities of up to 52 weeks.

External State Treasury Debt

At the end of 2010, Poland had PLN 194.8 billion (U.S.$65.7 billion) of external State Treasury debt outstanding. Approximately 79.3 percent of this debt is in the form of sovereign bonds issued abroad. Other categories include loans from international financial institutions, Paris Club debt (which arose as a result of debt restructuring agreed with Poland’s creditors in 1991) and Brady Bonds (issued as a result of commercial debt restructuring with the London Club in 1994). See “Paris Club and London Club Agreements”.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as at the dates indicated:

	As at December 31,
	2006	2007	2008	2009	2010
	(U.S.$ millions)
Medium and Long-Term Loans
Paris Club	6,164	4,323	1,071	114	103
Multilateral	5,971	7,455	8,440	11,994	13,115
EIB	3,905	5,356	6,505	7,314	7,544
The World Bank	1,653	1,681	1,574	4,346	5,291
EBRD	8	3	-	-	-
CEB	404	415	361	334	280
Other loans	83	77	141	69	64
Total loans	12,218	11,855	9,652	12,177	13,283
Bonds
Foreign bonds	30,537	37,345	40,566	46,738	52,153
Brady Bonds	605	542	341	297	297
Total bonds	31,142	37,887	40,906	47,035	52,450
Short-term Debt	-	-	-	-	-

Total State Treasury External Debt	43,360	49,742	50,558	59,212	65,733

Source: Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as at December 31, 2010:

	In millions of original currency	Equivalent in U.S.$ millions	%
EUR	35,165.9	46,984.7	71.48
U.S.$	9,059.3	9,059.3	13.78
Japanese yen	367,020.7	4,512.1	6.86
Swiss francs	4,850.0	5,176.9	7.88

Total		65,732.9	100.0

Source: Ministry of Finance

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium- and long-term external debt by type of creditor for the years indicated. The data contained in the table do not assume any refinancing of existing debt.

	2011(1)	2012	2013	2014	2015	2016	2017	2018 and beyond
	(U.S.$ millions)
PRINCIPAL PAYMENTS	2,102	4,953	5,017	6,001	3,731	5,478	2,538	35,911
Loans	766	569	1,009	931	548	1,163	501	7,795
Paris Club	28	29	31	16	0	0	0	0
Multilateral	724	525	964	901	541	1,163	501	7,795
Other	14	14	14	14	7	0	0	0
Bonds	1,336	4,384	4,008	5,070	3,183	4,316	2,037	28,116
Brady Bonds	0	0	0	0	0	0	0	297
Foreign bonds	1,336	4,384	4,008	5,070	3,183	4,316	2,037	27,819
INTEREST PAYMENTS	2,656	2,584	2,382	2,140	1,911	1,727	1,544	7,859
Loans	371	351	323	289	265	232	200	962
Paris Club	3	2	1	0	0	0	0	0
Multilateral	366	347	321	288	265	232	200	962
Other	2	1	1	1	0	0	0	0
Bonds	2,285	2,234	2,059	1,852	1,646	1,496	1,344	6,897
Brady Bonds	13	13	13	13	15	15	15	104
Foreign bonds	2,272	2,221	2,046	1,839	1,631	1,481	1,329	6,793
TOTAL DEBT SERVICE	4,758	7,538	7,399	8,141	5,642	7,206	4,082	43,770
Loans	1,137	920	1,332	1,219	813	1,395	701	8,756
Paris Club	31	32	32	16	0	0	0	0
Multilateral	1,090	873	1,285	1,189	806	1,395	701	8,756
Other	16	16	15	15	7	0	0	0
Bonds	3,621	6,618	6,067	6,922	4,829	5,811	3,381	35,013
Brady Bonds	13	13	13	13	15	15	15	401
Foreign bonds	3,608	6,605	6,054	6,909	4,814	5,796	3,366	34,612

Source: Ministry of Finance

Default

Poland is not currently in default in relation to any of its external creditors.

Paris Club and London Club Agreements

In 1990, the total external debt of Poland was approximately U.S.$48.5 billion. Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland’s foreign trade deficit and as a means to postpone needed economic reforms. During the period between 1981 and 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club. The interest in arrears varied from U.S.$25.0 million to U.S.$2.2 billion and the principal in arrears varied from U.S.$76.0 million to U.S.$4.1 billion. In 1991, Poland signed the Paris Club Agreement, encompassing all of Poland’s medium-and long-term official credits granted by Paris Club members before January 1984, amounting to approximately U.S.$33.0 billion. The agreement gave Poland a two-stage 50.0 percent debt reduction in net present value terms and U.S.$6.2 billion in total principal owed to Paris Club creditors was forgiven in connection with the agreement. In February 2005, Poland entered into an agreement with the Paris Club creditors allowing the early repayment of €12.3 billion (approximately U.S.$16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation. Ten countries accepted this offer (one only partially) and Poland repaid some €4.45 billion in total. The early repayment achieved it principal goals of increasing the average maturity of the State Treasury’s external debt, thus bringing down the risk of refinancing the liabilities, and smoothing the repayment profile. Repayment was financed through the issuance of sovereign bonds with an average maturity of 17 years. The buyback also resulted in a decrease in the nominal level of debt, and some debt servicing cost savings, estimated at U.S.$100 million in 2005, U.S.$35 million in 2006 and further significant amounts in the following years. As at December 2010, the only remaining Paris Club debt is that which is owed to Japan (approximately U.S.$103 million) and this debt is currently expected to be completely repaid in 2014 in accordance with its payment schedule.

In March 1994, after more than four years of negotiations, Poland and its London Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt, including all associated interest. This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges. Between 1997 and 2008, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds. Between 2006 and 2009, the Ministry of Finance repurchased approximately U.S.$850.0 million in principal amount of Brady Bonds (U.S.$588.0 million in 2006, U.S.$63.0 million in 2007, U.S.$201.0 million in 2008 and U.S.$43.5 million in 2009). As a result of these transactions, the principal amount of the remaining Brady Bonds was reduced from approximately U.S.$8.0 billion at the end of 1994 to approximately U.S.$0.3 billion as at December 31, 2010.

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury for the years indicated.

	2008	2009	2010
	(PLN thousands)
Domestic sureties and guarantees	8,644,868.2	18,306,617.4	25,129,039.7
Foreign guarantees	22,895,388.4	30,580,332.7	48,071,657.8

Total State Treasury’s contingent liabilities	31,540,256.6	48,886,950.1	73,200,697.5

Source: Ministry of Finance

The projected payments from issued guarantees, i.e., risk weighted contingent liabilities, as of December 31, 2010, amounted to PLN 5,946 million, out of which PLN 2,357 million related to domestic sureties and guarantees and PLN 3,589 related to foreign guarantees.

Contingent liabilities in recent years have increased mainly due to the guaranteed debt of Bank Gospodarstwa Krajowego (BGK), incurred for purposes of financing the investment of the National Road Fund (NRF). While at the end of 2008 guarantees of that type amounted to PLN 4,263 million of contingent liabilities, at the end of 2009 and 2010 such guarantees amounted to PLN 20,199 million and PLN 39,868 million, respectively.

In addition to the above guarantees of debt incurred by BGK, there are also issued guarantees for pay-outs from NRF financing liabilities of concessionaires incurred for building motorways. Those guarantees amounted to PLN 15,470 millions of contingent liabilities at the end of 2010, compared to PLN 2,503 millions of such guarantees at the end of 2008 and PLN 8,430 million at the end of 2009.

TOTAL EXTERNAL DEBT

The following table provides details of Poland’s gross external debt, by obligor, as at the dates indicated. For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non-residents’ principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes inter-company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

The NBP compiles data on external debt, which it defines as the amount, at any given time, of disbursed and outstanding contractual liabilities of residents of a country to non-residents to repay principal, with or without interest, or to pay interest, with or without principal. The definition refers to gross debt, i.e., it comprises external liabilities without regard to external assets. The term “contractual liabilities to repay principal or to repay interest” excludes equity participations. The term “principal with or without interest” means that external debt also includes non-interest-bearing liabilities since they result in a contractual obligation to repay. The term “interest and with or without principal” means that the external debt includes liabilities with no maturity, and the term “disbursed and outstanding” excludes potential liabilities, i.e., undisbursed portions of existing loans.

The following table shows Poland’s external debt by obligor as at the dates indicated.

	As at December 31,
	2006	2007	2008	2009	2010
	(U.S.$ millions)
Monetary authorities	1,228	8,279	2,409	5,375	6,894
Other investment	1,228	8,279	2,409	5,375	6,894
Loans	-	-	-	-	-
Currency and deposits	1,227	8,278	2,409	3,295	4,827
Other liabilities	1	1	-	2,080	2,067
Central and local government(1)	67,777	79,180	67,708	87,754	110,090
Debt securities(2), (3)	54,647	66,099	56,667	73,623	93,927
Bonds and notes	54,644	66,093	56,457	72,479	92,759
Money-market instruments	3	6	210	1,144	1,168
Other investment	13,130	13,081	11,041	14,131	16,163
Loans	13,130	13,081	11,041	14,131	16,108
Other liabilities	-	-	-	-	55
Banks	23,370	40,161	60,043	61,837	68,045
Loans from direct investors (Intercompany loans)	471	1,102	1,423	1,842	39
Debt securities	3,648	1,706	1,291	1,164	1,375
Bonds and notes	3,545	1,569	1,191	1,150	1,132
Money-market instruments	103	137	100	14	243
Other investment	19,251	37,353	57,329	58,831	66,631
Loans	11,431	20,817	31,149	30,733	34,397
Currency and deposits(4)	7,820	16,536	26,180	28,052	31,090
Other liabilities	-	-	-	46	1,144
Other sectors	77,261	106,432	115,336	126,128	127,185
Loans from direct investors (Intercompany loans)	34,132	46,958	48,628	54,049	68,429
Trade credits	8,938	13,332	12,552	13,001	15,038
Loans	25,194	33,626	36,076	41,048	53,391
Debt securities	3,610	4,842	4,595	5,432	1,945
Bonds and notes	3,580	4,464	4,209	5,318	1,869
Money-market instruments	30	378	386	114	76
Other investment	39,519	54,632	62,113	66,647	56,811
Trade credits	12,774	16,629	16,285	16,641	14,340
Loans	25,202	36,219	43,502	47,266	41,535
Other liabilities	1,543	1,784	2,326	2,740	936
TOTAL EXTERNAL DEBT	169,636	234,052	245,496	281,094	312,214
Of which:
- long-term	135,076	173,183	179,577	211,083	239,045
- short-term(4)	34,560	60,869	65,919	70,011	73,169

(1)	Since 1999, data has been adjusted to include the external debt of local government.
(2)	Since 1999, this relates to securities issued on the domestic market (Treasury bonds and Treasury bills)—according to Ministry of Finance information “State Treasury debt”.
(3)	Securities held by Polish residents were deducted from the amounts of securities issued on international markets (Brady Bonds and Eurobonds).
(4)	Since information on the breakdown by maturity on trade credits (up to the end of 2002), currency and deposits is not available, the total amount was included in short-term debt.

Source: NBP

DESCRIPTION OF THE SECURITIES

The debt securities, or Securities, will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities. The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. The prospectus supplement may also add, update or change information combined in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement. The particular terms of any Securities described in the prospectus supplement may include:

•	the principal amount of the Securities;

•	the price of the Securities;

•	the stated maturity date on which the State Treasury must repay the Securities;

•	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•	the currency in which the State Treasury may pay the Securities and any interest; and

•	any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)	any Security Interest which secures Poland’s U.S.$178.52 million Collateralized Par Bonds due 2024 and U.S.$118.49 million Collateralized RSTA Bonds due 2024 each issued (in part) on October 27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

(b)	any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(c)	any Security Interest existing on property at the time of its acquisition; or

(d)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(e)	any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(f)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to additional amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any additional amounts, however, if the tax is:

•

a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•

a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•

a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any additional amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those Securities may thereafter look only to the State Treasury for any payment. Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

•	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

•

the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series. Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as a supermajority of the Securityholders (namely, one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series) agrees to the change.

The quorum at any meeting of Securityholders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not.

A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders.

For these purposes:

“Extraordinary Resolution” means:

•	in relation to any Reserved Matter:

•

a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

•	a resolution in writing signed by or on behalf of Securityholders of not less than 75 percent of the aggregate principal amount of all outstanding Securities in the given series; and

•	in relation to any other matter:

•

a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of not less than 66 2/3 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of Securityholders of not less than 66 2/3 percent of the aggregate principal amount of all outstanding Securities in the given series.

“Reserved Matter” means any proposal to:

•	change the due date for the payment of the principal of, or any installment or interest on, the Securities;

•	reduce the principal amount of the Securities;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

•	reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

•

modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)	the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)	if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•	change the currency in which any amount in respect of the Securities is payable;

•

shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•	change the definition of “outstanding” with respect to the Securities;

•	change the governing law of the Securities;

•

change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•

reduce the proportion of the principal amount of the Securities that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•	change the obligation of the State Treasury to pay additional amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

•	adding to the covenants of the State Treasury;

•	surrendering any right or power conferred upon the State Treasury;

•	securing the Securities of that series;

•	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•

amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities, each a Global Security, which will be deposited with, or on behalf of, The Depository Trust Company, New York, or DTC, and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, sociéte anonyme, or Clearstream. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity. As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary. The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

•	will not be entitled to have the Securities represented by such Global Security registered in their names;

•	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•	will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

•	by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or

•	by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

•

the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

•	the State Treasury decides not to have all of the related Securities represented by such Global Security;

•	an Event of Default has occurred and is continuing; or

•	such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten-year limitation period on claims for principal and a three-year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as at which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland. The

State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United States Foreign Sovereign Immunities Act of 1976, or the Immunities Act, may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, W. Daniłowicz, W. Jurcewicz i Wspólnicy—Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure. Such rules provide for enforcement of foreign judgments on the basis of reciprocity if (a) such judgment is enforceable in the country where it has been rendered; and (b) the requirements set forth in Article 1146§1, Points 1 to 6 of the Polish Code of Civil Procedure have been satisfied. The additional requirements referred to under (b) above provide that: (i) the matter must have been finally adjudicated in the country where the judgment for which enforcement is sought has been rendered; (ii) the subject matter of the judgment does not fall under the exclusive jurisdiction of Polish courts or the courts of a third country; (iii) the party was not denied the right to defend and, in case of the lack of the capacity to perform actions in court proceedings, was not denied appropriate representation; (iv) the matter has not already been finally adjudicated in Poland nor has a pleading relating thereto been filed in an appropriate Polish court before the judgment of a foreign court has become final; (v) the judgment is not inconsistent with the basic principles of Poland’s legal order; and (vi) in rendering the judgment in a case in which Polish law should have been applied, such law has been actually applied, unless the foreign law applied in the case does not materially differ from applicable Polish law. Subject to the above, if the conditions set forth herein are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. In addition, the Polish Code of Civil Procedure contains specific rules regarding execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Polish courts may enter and enforce judgments in foreign currencies.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made. As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okregowy), and such court is responsible for service upon the defendant.

TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters. The State Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

•	at a fixed price or prices which the State Treasury may change;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State Treasury cannot assure you that there will be a liquid trading market for the Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swietokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, England, United States counsel for the State Treasury, and, as to Polish law, by White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy-Kancelaria Prawna Spółka Komandytowa, Królewska Center, ul. Marszałkowska 142, 00-061 Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this prospectus, or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance, and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Central Statistical Office is cited as the source was provided by the Central Statistical Office of Poland and the information for which the Polish Agency for Foreign Investment is cited as the source was provided by the Polish Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information. The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

State Treasury Internal Debt

Non-Marketable Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2010

Issue	Issue Date	Final Maturity Date	Principal Amount			Interest Rate
			Issued	Outstanding
			(PLN millions)
Bonds allocated to increasing the capital of BGZ S.A.	09/23/96	24/09/11	600	108.1	(1)	Floating

(1)	Payable in semi-annual installments over the life of the issue.

Source: Ministry of Finance

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2010

Series Short Name	Issuance Date	Maturity Date	ISIN Code	Principal Amount (PLN)		Interest Rate (%)
				Issued	Outstanding
WZ0911	01/24/2004	09/24/2011	PL0000103305	19,670,359,000	19,670,359,000	Floating
WZ0118	02/16/2007	01/25/2018	PL0000104717	27,271,643,000	26,971,643,000	Floating
WZ0121	03/19/2010	01/25/2021	PL0000106068	9,708,107,000	9,708,107,000	Floating

Total				56,650,109,000	56,350,109,000

DZ0811	08/18/2001	08/18/2011	PL0000102224	1,285,500,000	1,285,500,000	Floating
DZ1111	11/28/2003	11/24/2011	PL0000103222	5,948,654,000	5,948,654,000	Floating

Total				7,234,154,000	7,234,154,000

PP1013	03/17/2004	10/24/2013	PL0000103370	750,000,000	750,000,000	Floating

OK0711	12/12/2008	07/25/2011	PL0000105524	19,615,229,000	19,615,229,000	0.000
OK0112	06/05/2009	01/25/2012	PL0000105730	24,406,236,000	24,406,236,000	0.000
OK0712	11/13/2009	07/25/2012	PL0000105912	26,508,920,000	26,508,920,000	0.000
OK1012	04/09/2010	10/25/2012	PL0000106100	26,749,000,000	26,749,000,000	0.000
OK0113	10/08/2010	01/25/2013	PL0000106324	8,248,000,000	8,248,000,000	0.000

Total				105,527,385,000	105,527,385,000

PS0511	03/24/2006	05/24/2011	PL0000104287	23,617,669,000	20,225,765,000	4.250
PS0412	01/19/2007	04/25/2012	PL0000104659	27,469,388,000	27,469,388,000	4.750
PS0413	11/23/2007	04/25/2013	PL0000105037	21,860,011,000	21,860,011,000	5.250
PS0414	10/03/2008	04/25/2014	PL0000105433	29,570,737,000	29,570,737,000	5.750
PS0415	12/04/2009	04/25/2015	PL0000105953	29,324,002,000	29,324,002,000	5.500
PS0416	10/15/2010	04/25/2016	PL0000106340	3,441,467,000	3,441,467,000	5.000

Total				135,283,274,000	131,891,370,000

DS1013	10/24/2002	10/24/2013	PL0000102836	23,369,738,000	23,369,738,000	5.000
DS1015	10/24/2004	10/24/2015	PL0000103602	27,133,636,000	27,133,636,000	6.250
DS1017	10/25/2006	10/25/2017	PL0000104543	26,402,931,000	26,402,931,000	5.250
DS1019	10/25/2008	10/25/2019	PL0000105441	25,921,531,000	25,921,531,000	5.500
DS1020	04/16/2010	10/25/2020	PL0000106126	17,757,313,000	17,757,313,000	5.250

Total				120,585,149,000	120,585,149,000

WS0922	04/22/2002	09/23/2022	PL0000102646	25,297,743,000	25,297,743,000	5.750
WS0429	09/12/2008	04/25/2029	PL0000105391	6,308,823,000	6,308,823,000	5.750
WS0437	06/15/2007	04/25/2037	PL0000104857	1,387,200,000	1,387,200,000	5.000

Total				32,993,766,000	32,993,766,000

IZ0816(1)	08/24/2004	08/24/2016	PL0000103529	9,937,860,000	9,117,860,000	3.000
IZ0823(1)	08/25/2008	08/25/2023	PL0000105359	3,890,808,000	3,890,808,000	2.750

TOTAL				13,828,668,000	13,008,668,000

(1)	Issued and outstanding amounts in case of IZ series are presented in initial face value.

Source: Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2010

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
TZ0211	2/1/2008	2/1/2011	500	153.34	Floating

TZ0511	5/2/2008	5/2/2011	500	136.26	Floating

TZ0811	8/1/2008	8/1/2011	500	297.04	Floating

TZ1111	11/2/2008	11/2/2011	500	159.83	Floating

TZ0212	2/1/2009	2/1/2012	500	65.21	Floating

TZ0512	5/2/2009	5/2/2012	500	34.5	Floating

TZ0812	8/1/2009	8/1/2012	500	34.62	Floating

TZ1112	11/2/2009	11/2/2012	500	34.25	Floating

TZ0213	2/1/2010	2/1/2013	500	26.69	Floating

TZ0513	5/2/2010	5/2/2013	500	23.57	Floating

TZ0813	8/1/2010	8/1/2013	500	38.87	Floating

TZ1113	11/2/2010	11/2/2013	500	44.25	Floating

Total			6,000	1,048.43

COI0111	1/1/2007	4 years from date of purchase	100	7.18	Floating

COI0211	2/1/2007	4 years from date of purchase	100	4.87	Floating

COI0311	3/1/2007	4 years from date of purchase	100	6.13	Floating

COI0411	4/1/2007	4 years from date of purchase	100	2.57	Floating

COI0511	5/1/2007	4 years from date of purchase	100	4.6	Floating

COI0611	6/1/2007	4 years from date of purchase	100	4.6	Floating

COI0711	7/1/2007	4 years from date of purchase	100	8.27	Floating

COI0811	8/1/2007	4 years from date of purchase	100	16.15	Floating

COI0911	9/1/2007	4 years from date of purchase	100	11.1	Floating

COI1011	10/1/2007	4 years from date of purchase	100	9.75	Floating

COI1111	11/1/2007	4 years from date of purchase	100	14.54	Floating

COI1211	12/1/2007	4 years from date of purchase	100	33.12	Floating

COI0112	1/1/2008	4 years from date of purchase	100	85.7	Floating

COI0212	2/1/2008	4 years from date of purchase	200	31.13	Floating

COI0312	3/1/2008	4 years from date of purchase	200	29.57	Floating

COI0412	4/1/2008	4 years from date of purchase	200	62.44	Floating

COI0512	5/1/2008	4 years from date of purchase	200	28.42	Floating

COI0612	6/1/2008	4 years from date of purchase	200	34.26	Floating

COI0712	7/1/2008	4 years from date of purchase	200	77.3	Floating

COI0812	8/1/2008	4 years from date of purchase	200	67.79	Floating

COI0912	9/1/2008	4 years from date of purchase	200	63.62	Floating

COI1012	10/1/2008	4 years from date of purchase	200	102.84	Floating

COI1112	11/1/2008	4 years from date of purchase	500	58.25	Floating

COI1212	12/1/2008	4 years from date of purchase	500	47.4	Floating

COI0113	1/1/2009	4 years from date of purchase	500	22.3	Floating

COI0213	2/1/2009	4 years from date of purchase	500	22.73	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
COI0313	3/1/2009	4 years from date of purchase	500	62.72	Floating

COI0413	4/1/2009	4 years from date of purchase	500	42.02	Floating

COI0513	5/2/2009	4 years from date of purchase	500	48.91	Floating

COI0613	6/1/2009	4 years from date of purchase	500	56.54	Floating

COI0713	7/1/2009	4 years from date of purchase	500	38.07	Floating

COI0813	8/1/2009	4 years from date of purchase	500	23.83	Floating

COI0913	9/1/2009	4 years from date of purchase	500	40.23	Floating

COI1013	10/1/2009	4 years from date of purchase	500	33.32	Floating

COI1113	11/2/2009	4 years from date of purchase	500	32.31	Floating

COI1213	12/1/2009	4 years from date of purchase	500	45.77	Floating

COI0114	1/1/2010	4 years from date of purchase	500	31.42	Floating

COI0214	2/1/2010	4 years from date of purchase	500	43.09	Floating

COI0314	3/1/2010	4 years from date of purchase	500	40.14	Floating

COI0414	4/1/2010	4 years from date of purchase	500	15.64	Floating

COI0514	5/2/2010	4 years from date of purchase	500	15.61	Floating

COI0614	6/1/2010	4 years from date of purchase	500	15.26	Floating

COI0714	7/1/2010	4 years from date of purchase	500	13.61	Floating

COI0814	8/1/2010	4 years from date of purchase	500	24.75	Floating

COI0914	9/1/2010	4 years from date of purchase	500	16.24	Floating

COI1014	10/1/2010	4 years from date of purchase	500	16.35	Floating

COI1114	11/2/2010	4 years from date of purchase	500	29.69	Floating

COI1214	12/1/2010	4 years from date of purchase	500	20.53	Floating

Total			16,100	1,562.68

EDO1014	10/1/2004	10 years from date of purchase	100	5.12	Floating

EDO1114	11/1/2004	10 years from date of purchase	100	9.55	Floating

EDO1214	12/1/2004	10 years from date of purchase	100	27.46	Floating

EDO0115	1/3/2005	10 years from date of purchase	100	9.84	Floating

EDO0215	2/1/2005	10 years from date of purchase	100	11.91	Floating

EDO0315	3/1/2005	10 years from date of purchase	100	4.6	Floating

EDO0415	4/1/2005	10 years from date of purchase	100	6.04	Floating

EDO0515	5/2/2005	10 years from date of purchase	100	4.66	Floating

EDO0615	6/1/2005	10 years from date of purchase	100	3.66	Floating

EDO0715	7/1/2005	10 years from date of purchase	100	1.49	Floating

EDO0815	8/1/2005	10 years from date of purchase	100	1.35	Floating

EDO0915	9/1/2005	10 years from date of purchase	100	2.64	Floating

EDO1015	10/1/2005	10 years from date of purchase	100	1.11	Floating

EDO1115	11/2/2005	10 years from date of purchase	100	2.55	Floating

EDO1215	12/1/2005	10 years from date of purchase	100	4.74	Floating

EDO0116	1/1/2006	10 years from date of purchase	100	6.04	Floating

EDO0216	2/1/2006	10 years from date of purchase	100	4.52	Floating

EDO0316	3/1/2006	10 years from date of purchase	100	2.13	Floating

EDO0416	4/1/2006	10 years from date of purchase	100	1.33	Floating

EDO0516	5/1/2006	10 years from date of purchase	100	1.25	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
EDO0616	6/1/2006	10 years from date of purchase	100	1.23	Floating

EDO0716	7/1/2006	10 years from date of purchase	100	3.88	Floating

EDO0816	8/1/2006	10 years from date of purchase	100	5.01	Floating

EDO0916	9/1/2006	10 years from date of purchase	100	2.94	Floating

EDO1016	10/1/2006	10 years from date of purchase	100	2.35	Floating

EDO1116	11/1/2006	10 years from date of purchase	100	6.24	Floating

EDO1216	12/1/2006	10 years from date of purchase	100	8.52	Floating

EDO0117	1/1/2007	10 years from date of purchase	100	14.22	Floating

EDO0217	2/1/2007	10 years from date of purchase	100	11.83	Floating

EDO0317	3/1/2007	10 years from date of purchase	100	6.15	Floating

EDO0417	4/1/2007	10 years from date of purchase	100	4.44	Floating

EDO0517	5/1/2007	10 years from date of purchase	100	13.59	Floating

EDO0617	6/1/2007	10 years from date of purchase	100	5.85	Floating

EDO0717	7/1/2007	10 years from date of purchase	100	10.72	Floating

EDO0817	8/1/2007	10 years from date of purchase	100	16.08	Floating

EDO0917	9/1/2007	10 years from date of purchase	100	35.76	Floating

EDO1017	10/1/2007	10 years from date of purchase	100	26.6	Floating

EDO1117	11/1/2007	10 years from date of purchase	100	36.88	Floating

EDO1217	12/1/2007	10 years from date of purchase	200	87.86	Floating

EDO0118	1/1/2008	10 years from date of purchase	200	80.99	Floating

EDO0218	2/1/2008	10 years from date of purchase	200	28.74	Floating

EDO0318	3/1/2008	10 years from date of purchase	200	46.09	Floating

EDO0418	4/1/2008	10 years from date of purchase	200	30.38	Floating

EDO0518	5/1/2008	10 years from date of purchase	200	25.24	Floating

EDO0618	6/1/2008	10 years from date of purchase	200	17.79	Floating

EDO0718	7/1/2008	10 years from date of purchase	200	46.5	Floating

EDO0818	8/1/2008	10 years from date of purchase	200	64.71	Floating

EDO0918	9/1/2008	10 years from date of purchase	200	45.39	Floating

EDO1018	10/1/2008	10 years from date of purchase	200	176.63	Floating

EDO1118	11/1/2008	10 years from date of purchase	500	69.7	Floating

EDO1218	12/1/2008	10 years from date of purchase	500	75.55	Floating

EDO0119	1/1/2009	10 years from date of purchase	500	60.7	Floating

EDO0219	2/1/2009	10 years from date of purchase	500	35.25	Floating

EDO0319	3/1/2009	10 years from date of purchase	500	84.01	Floating

EDO0419	4/1/2009	10 years from date of purchase	500	60.01	Floating

EDO0519	5/1/2009	10 years from date of purchase	500	62.71	Floating

EDO0619	6/1/2009	10 years from date of purchase	500	76.82	Floating

EDO0719	7/1/2009	10 years from date of purchase	500	99.06	Floating

EDO0819	8/1/2009	10 years from date of purchase	500	59.58	Floating

EDO0919	9/1/2009	10 years from date of purchase	500	84.73	Floating

EDO1019	10/1/2009	10 years from date of purchase	500	105.53	Floating

EDO1119	11/1/2009	10 years from date of purchase	500	64.64	Floating

EDO1219	12/1/2009	10 years from date of purchase	500	99.66	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
EDO0120	1/1/2010	10 years from date of purchase	500	112.05	Floating

EDO0220	2/1/2010	10 years from date of purchase	500	120.51	Floating

EDO0320	3/1/2010	10 years from date of purchase	500	167.05	Floating

EDO0420	4/1/2010	11 years from date of purchase	500	18.16	Floating

EDO0520	5/1/2010	12 years from date of purchase	500	27.57	Floating

EDO0620	6/1/2010	13 years from date of purchase	500	18.31	Floating

EDO0720	7/1/2010	14 years from date of purchase	500	26.04	Floating

EDO0820	8/1/2010	15 years from date of purchase	500	22.11	Floating

EDO0920	9/1/2010	16 years from date of purchase	500	20.44	Floating

EDO1020	10/1/2010	17 years from date of purchase	500	41.37	Floating

EDO1120	11/1/2010	18 years from date of purchase	500	21.66	Floating

EDO1220	12/1/2010	19 years from date of purchase	500	27.95	Floating

Total			19,000	2,635.77

DOS0111	1/1/2009	2 years from date of purchase	1,000	232.04	5.75%

DOS0211	2/1/2009	2 years from date of purchase	1,000	149.16	5.25%

DOS0311	3/1/2009	2 years from date of purchase	1,000	293.55	5.50%

DOS0411	4/1/2009	2 years from date of purchase	1,000	180.67	5.50%

DOS0511	5/1/2009	2 years from date of purchase	1,000	194.13	5.50%

DOS0611	6/1/2009	2 years from date of purchase	1,000	185.22	5.50%

DOS0711	7/1/2009	2 years from date of purchase	1,000	107.86	5.00%

DOS0811	8/1/2009	2 years from date of purchase	1,000	101.94	4.75%

DOS0911	9/1/2009	2 years from date of purchase	1,000	156.9	4.75%

DOS1011	10/1/2009	2 years from date of purchase	1,000	95.86	4.75%

DOS1111	11/1/2009	2 years from date of purchase	1,000	147.08	4.75%

DOS1211	12/1/2009	2 years from date of purchase	1,000	268.26	4.75%

DOS0112	1/1/2010	2 years from date of purchase	1,000	247.81	4.75%

DOS0212	2/1/2010	2 years from date of purchase	1,000	79.48	4.50%

DOS0312	3/1/2010	2 years from date of purchase	1,000	88.95	4.50%

DOS0412	4/1/2010	2 years from date of purchase	1,000	61.88	4.25%

DOS0512	5/1/2010	2 years from date of purchase	1,000	49.04	4.00%

DOS0612	6/1/2010	2 years from date of purchase	1,000	73.06	4.00%

DOS0712	7/1/2010	2 years from date of purchase	1,000	128.08	4.00%

DOS0812	8/1/2010	2 years from date of purchase	1,000	135.71	4.00%

DOS0912	9/1/2010	2 years from date of purchase	1,000	96.33	4.00%

DOS1012	10/1/2010	2 years from date of purchase	1,000	140.83	4.00%

DOS1112	11/1/2010	2 years from date of purchase	1,000	110.46	4.00%

DOS1212	12/1/2010	2 years from date of purchase	1,000	95.17	4.00%

Total			24,000	3,419.47

(1)	A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source: Ministry of Finance

State Treasury External Debt

With a maturity at issuance of more than one year

As at December 31, 2010

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate		Floating Rate	Interest Rate(1)
				(U.S.$ millions)
Paris Club Creditors	JPY	1991	2014	103.5		-	3.407
Other External Creditors(2)
Collateralized Par Bonds	U.S.$	1994	2024	178.5		-	4.00	(3)
Collateralized RSTA Bonds	U.S.$	1994	2024	118.5		-	4.75	(3)
$100 million 7.75% Notes	U.S.$	1997	2017	100.0		-	7.75
€1 billion 5.5% Notes	EUR	2001	2011	1,336.1		-	5.50
€750 million 5.5% Notes	EUR	2002	2012	1,002.1		-	5.50
$1.4 billion 6.25% Notes	U.S.$	2002	2012	1,400.0		-	6.25
€3 billion 4.5% Notes	EUR	2003	2013	4,008.3		-	4.50
$1 billion 5.25% Notes	U.S.$	2003	2014	1,000.0		-	5.25
¥6.8 billion 2.6475% Notes	JPY	2004	2034	83.6		-	2.6475
¥16.8 billion 3.22% Notes	JPY	2004	2034	206.5		-	3.22
€5.25 billion 4.2% Notes	EUR	2005	2020	7,014.5		-	4.20
€500 million 4.45% Notes	EUR	2005	2035	668.0		-	4.45
CHF1.5 billion 2.625% Notes	CHF	2005	2015	1,601.1		-	2.625
¥75 billion 1.0% Notes	JPY	2005	2012	922.0		-	1.00
€500 million 4.25% Notes	EUR	2005	2055	668.0		-	4.25
$81.81 million 3m Libor +0.115% Notes	U.S.$	2005	2015	-		81.8	Floating
$1 billion 5.0% Notes	U.S.$	2005	2015	1,000.0		-	5.00
$100 million 5.408% Notes	U.S.$	2005	2035	100.0		-	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	614.7		-	2.24
€3 billion 3.625% Notes	EUR	2006	2016	4,008.3		-	3.625
¥25 billion 2.06% Notes	JPY	2006	2016	307.3		-	2.06
¥60 billion 2.62% Notes	JPY	2006	2026	737.6		-	2.62
€1.5 billion 4.5% Notes	EUR	2007	2022	2,004.1		-	4.50
CHF725 million 2.875% Notes	CHF	2007	2012	773.9		-	2.875
CHF1 billion 3.25% Notes	CHF	2007	2019	1,067.4		-	3.25
¥50 billion 2.81% Notes	JPY	2007	2037	614.7		-	2.81
CHF250 million 3.625% Notes	CHF	2008	2017	266.9		-	3.625
¥25 billion 3.3% Notes	JPY	2008	2038	307.3		-	3.30
€2 billion 5.625% Notes	EUR	2008	2018	2,672.2		-	5.625
€1.75 billion 5.875% Notes	EUR	2009	2014	2,338.2		-	5.875
$3.5 billion 6.375% Notes	U.S.$	2009	2019	3,500.0		-	6.375
CHF750 million 3.0 % Notes	CHF	2009	2014	800.6		-	3.0
€500 million 4.675% Notes	EUR	2009	2019	668.0		-	4.675
€410 million 5.125% Notes	EUR	2009	2024	547.8		-	5.125
¥23.3 billion 1.92% Notes	JPY	2009	2012	286.4		-	1.92
¥21.5 billion 2.34% Notes	JPY	2009	2014	264.3		-	2.34
€3 billion 5.25% Notes	EUR	2010	2025	4,008.3		-	5.25
€1.25 billion 3.75% Notes	EUR	2010	2017	1,670.1		-	3.75
CHF625 million 2.125 % Notes	CHF	2010	2014	667.1		-	2.125
$1.5 billion 3.875% Notes	U.S.$	2010	2015	1,500.0		-	3.875
€1.0 billion 4.0% Notes	EUR	2010	2021	1,336.1		-	4.0
European Investment Bank (1.6784)	U.S.$	1993	2013	3.8	(4)	-	6.80	(5)
European Investment Bank (1.7728)	EUR	1994	2014	44.5	(4)	-	5.80	(5)
European Investment Bank (1.8856)	EUR	1996	2016	53.4	(4)	-	5.38	(5)
European Investment Bank (1.9949)	EUR	1998	2022	189.9	(4)	-	4.80	(5)
European Investment Bank (1.7567)	EUR	1998	2018	100.2	(4)	-	4.50	(5)
European Investment Bank (1.7701)	EUR	1998	2018	71.2	(4)	-	4.10	(5)
European Investment Bank (1.7569)	EUR	1998	2018	86.8	(4)	-	3.75	(5)
European Investment Bank (20.554)	EUR	2000	2019	25.0	(4)	-	4.94	(5)
European Investment Bank (20.574)	EUR	2000	2020	38.9	(4)	-	4.40	(5)
European Investment Bank (21.223)	EUR	2001	2020	43.2	(4)	-	3.90	(5)
European Investment Bank (21.153)	EUR	2001	2020	154.3	(4)	-	3.62	(5)
European Investment Bank (21.229)	EUR	2001	2020	145.3	(4)	-	4.27	(5)
European Investment Bank (21.424)	EUR	2001	2031	323.6	(4)	-	4.36	(5)

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate		Floating Rate		Interest Rate(1)
				(U.S.$ millions)
European Investment Bank (21.605)	EUR	2002	2026	98.8	(4)	-		4.47	(5)
European Investment Bank (22.290)	EUR	2003	2030	668.1	(4)	-		4.21	(5)
European Investment Bank (22.070)	EUR	2003	2032	66.8	(4)	-		4.62	(5)
European Investment Bank (22.724)	EUR	2004	2017	228.6	(4)	-		3.69	(5)
European Investment Bank (22.900)	EUR	2004	2017	342.9	(4)	-		3.69	(5)
European Investment Bank (22.896)	EUR	2004	2025	200.5	(4)	-		4.88	(5)
European Investment Bank (23.379)	EUR	2005	2013	334.1	(4)	-		3.75	(5)
European Investment Bank (23.646)	EUR	2006	2019	639.2	(4)	-		4.25	(5)
European Investment Bank (23.715)	EUR	2006	2027	467.7	(4)	-		4.51	(5)
European Investment Bank (24.128)	EUR	2007	2039	77.4	(4)	-		3.20	(5)
European Investment Bank (24.308)	EUR	2007	2016	634.7	(4)	-		4.07	(5)
European Investment Bank (24.519)	EUR	2008	2018	801.7	(4)	-		4.03	(5)
European Investment Bank (25.093)	EUR	2009	2019	-		901.9	(4)	Floating
European Investment Bank (25.771)	EUR	2010	2020	-		801.7	(4)	Floating
World Bank	U.S.$	1996	2013	-		7.0		Floating
World Bank	EUR	1996	2013	-		7.0		Floating
World Bank	U.S.$	1997	2012	-		30.0		Floating
World Bank World Bank	EUR U.S.$	1997 1997	2012 2012	- -		36.9 39.7		Floating Floating
World Bank	EUR	1999	2014	-		131.0		Floating
World Bank	EUR	2000	2015	-		70.6		Floating
World Bank	EUR	2000	2016	-		18.3		Floating
World Bank	EUR	2001	2011	-		150.7		Floating
World Bank	EUR	2004	2014	-		132.8		Floating
World Bank	EUR	2004	2014	-		213.7		Floating
World Bank	EUR	2004	2018	-		59.2		Floating
World Bank	EUR	2005	2018	-		132.8		Floating
World Bank	EUR	2006	2021	-		79.8		Floating
World Bank	EUR	2006	2020	-		190.5		Floating
World Bank	EUR	2007	2021	-		15.8		Floating
World Bank	EUR	2008	2038	-		1,302.7		Floating
World Bank	EUR	2009	2039	-		1,336.1		Floating
World Bank	EUR	2010	2030	-		1,336.1		Floating
Council of Europe Development Bank	EUR	1999	2014	4.9		-		4.55
Council of Europe Development Bank	EUR	1999	2014	5.8		-		5.57
Council of Europe Development Bank	EUR	1999	2014	9.7		-		5.56
Council of Europe Development Bank	EUR	2000	2015	2.3		-		5.99
Council of Europe Development Bank	EUR	2000	2015	16.3		-		5.78
Council of Europe Development Bank	EUR	2000	2015	4.4		-		5.78
Council of Europe Development Bank	EUR	2001	2016	8.9		-		5.31
Council of Europe Development Bank	EUR	2001	2016	5.8		-		5.41
Council of Europe Development Bank	EUR	2002	2017	5.6		-		4.98
Council of Europe Development Bank	EUR	2002	2017	0.1		-		4.59
Council of Europe Development Bank	EUR	2001	2016	67.7		-		5.33
Council of Europe Development Bank	EUR	2001	2016	19.6		-		5.35
Council of Europe Development Bank	EUR	2002	2016	40.3		-		5.4425
Council of Europe Development Bank	EUR	2002	2017	11.3		-		5.2
Council of Europe Development Bank	EUR	2003	2018	-		26.7		Floating
Council of Europe Development Bank	EUR	2005	2020	-		10.0		Floating
Council of Europe Development Bank	EUR	2006	2021	23.4		-		4.29
Council of Europe Development Bank	EUR	2008	2033	-		1.3		Floating
Council of Europe Development Bank	EUR	2009	2024	-		6.7		Floating
Council of Europe Development Bank	EUR	2010	2025	-		9.4		Floating
Other loans	JPY	1990	2015	64.0		-		2.90

TOTAL				58,602.7		7,130.2

In this table “EUR” means Euro, “U.S.$” means United States dollar and “JPY” means Japanese yen.

(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.

(2)	External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.
(3)	Increasing in stages to 5.00% in 2015.
(4)	The exchange rate as at December 31, 2010.
(5)	The interest rate of the last tranche.

Source: Ministry of Finance

State Guarantees and Sureties

With a maturity at issuance of more than one year

As at December 31, 2010

	Maturities
	2011	2012	2013	2014	2015	2016
	(PLN millions)
Foreign guarantees	1,631.4	1,630.8	2,284.6	2,504.0	1,856.2	1,900.5
Domestic sureties and guarantees	4,426.8	1,892.7	865.9	6,823.8	517.0	517.0

TOTAL	6,058.2	3,523.5	3,150.5	9,327.8	2,373.1	2,417.5

Source: Ministry of Finance

ISSUER

The State Treasury of

the Republic of Poland

Ministry of Finance

ul. Swietokrzyska 12

00-916 Warsaw

Poland

FISCAL AGENT

Citibank N.A., London

Citigroup Centre

Canada Square

London E14 5LB

England

LEGAL ADVISERS

To the Republic of Poland as to United States law: White & Case LLP 5 Old Broad Street London EC2N 1DW England	To the Republic of Poland as to Polish law: White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy -Kancelaria Prawna Spółka Komandytowa Centrum Królewska ul. Marszałkowska 142 00-061 Warsaw Poland
To the Underwriters as to United States law: Cravath, Swaine & Moore LLP CityPoint, One Ropemaker Street London EC2Y 9HR England

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